# 2008 Piper Jaffray Companies Annual Report



PiperJaffray®

## OUR GUIDING PRINCIPLES

We create and implement superior financial solutions for our clients.
Serving clients is our fundamental purpose.

We earn our clients' trust by delivering the best guidance and service.

Great people are our competitive advantage.

As we serve, we are committed to these core values:

*Always place our clients' interests first.*

*Conduct ourselves with integrity and treat others with respect.*

*Work in partnership with our clients and each other.*

*Maintain a high-quality environment that attracts, retains and develops the best people.*

*Contribute our talents and resources to serve the communities in which we live and work.*



FELLOW SHAREHOLDERS,

What began in 2007 as a rapid deterioration of mortgage securities developed into a full-blown credit crisis in 2008, impacting economies around the world. Liquidity became paramount, crippling those without it. Excessive leverage and insufficient risk management converged to permanently change the landscape of Wall Street. Once venerable investment banks with significant resources – capital, products and talent – have collapsed, merged or become bank-holding companies.

While Piper Jaffray posted an operating loss for the year, we weathered the storm comparatively well. Importantly, we have a modest leverage ratio of total assets to 1.7 times common equity, consistent with running a business focused on serving clients by providing expert guidance and transaction execution. Throughout the year, we maintained sufficient liquidity and successfully converted one of our primary credit facilities to a committed line. We have no plans to become a bank holding company or seek capital from the government.

In managing through the extreme environment, we continue to hold fast to two key priorities: (1) adjusting our cost structure to enable the firm to return to profitability at lower revenue levels, and (2) making sure we are well-positioned as a global investment firm for when the capital markets improve.

## COST STRUCTURE

With respect to our cost structure, we took significant actions across all expense categories in 2008. We reduced year-over-year headcount by 13 percent, shifting the composition of our workforce. Senior officers in revenue-producing roles now make up a greater proportion of our total employee base – which strengthens our competitive position going forward.

We also are addressing incentive compensation across the firm, shifting performance goals from a revenue to a profitability basis. Our executive leadership team's compensation has been tightly aligned with the firm's operating results. As such, I recommended that none of the 11 members of the team receive annual incentive compensation for 2008, despite providing strong leadership in this difficult market. In total, our company incentives were reduced by 49 percent year-over-year. We are committed to continuing this progress in 2009, moving incentive compensation toward profitability-based models that are aligned with delivering value to clients and returns to shareholders.

## 2008 BUSINESS REVIEW

Our business remains primarily an agent and advisory business – a model that relies less on leverage and debt financing. Our capital raising capabilities were significantly constrained in 2008, but our trading areas, in the main, navigated well. Our limited set of principal investment strategies had mixed results. The strategies that generated losses relied too heavily on risk assessment grounded in historical trends that were no longer valid in 2008 markets. Those that we could not adjust with confidence we shut down.

In our investment banking business, worldwide market conditions drove a substantial decline in revenue. In the U.S., our largest equity investment banking market, a preponderance of capital raised in 2008 was for depository financial institutions, which is not a Piper Jaffray focus area. In sectors where we have strong expertise – including clean technology, consumer, (non-depository) financial institutions, health care, media and technology – the number of initial public offerings in the U.S. dropped 89 percent year-over-year. Our covered sectors also represented just 5 percent of follow-on capital raised in the U.S. in 2008, down 83 percent from the previous 5-year period. Despite similar inactivity across all our geographic markets, we continue to believe these sectors, which are among the primary drivers of growth and innovation in the global economy, will be a larger part of the capital markets again going forward.

Our public finance investment banking teams also faced headwinds, with the number of long-term issues industrywide declining nearly 15 percent from 2007 to 2008. During this period, our teams maintained our strong overall market share position in terms of both par amount and number of issues.

In institutional brokerage, our sales and trading teams managed extreme market volatility in both the equity and fixed income markets. In 2008, for example, there were 18 days when the U.S. equity markets moved, either up or down, more than 5 percent. There were 17 such days in all of the previous half century. This market volatility drove higher equity trading volume, and Piper Jaffray achieved a 9 percent increase in equity institutional brokerage revenue year-over-year. On the fixed income side, strong performance in both municipal and taxable sales and trading enabled us to post positive net revenues for the year despite losses in structured products and the firm's proprietary tender option bond investment program, which we consolidated onto our balance sheet in the third quarter.

Finally, we remain committed to building our asset management business. Fiduciary Asset Management (FAMCO), our primary operation, finished 2008 with $5.9 billion in assets under management – down from 2007 due to the lower market valuations. During the year, we expanded the firm's institutional marketing effort and aligned our investment resources around the products most attractive to institutional clients in terms of performance and style.

## BUILDING CAPABILITY FOR FUTURE GROWTH

Despite the near-term challenges, we believe that Piper Jaffray has a tremendous opportunity to strengthen our position. A significant number of our larger competitors have been merged and significantly downsized. As a result, many issuer and investor clients will see a substantial reduction in their firm coverage – and we intend to fill the void by consistently delivering deep industry expertise, broad global capabilities and innovative client service.

Importantly, we are continuously reliant on our Guiding Principles of putting clients' interests first and working in partnership. Trust is critical to healthy capital markets, and Piper Jaffray Companies is committed to being a leader in rebuilding what the turmoil of 2008 depleted.

While we expect the 2009 business climate to remain challenging, it is in these kinds of environments that firms can distinguish themselves. For Piper Jaffray, I believe the current conditions present a once-in-a-lifetime opportunity to substantially advance our competitive position – as well as our market impact and contribution.

Sincerely,

Andrew S. Duff
Chairman and Chief Executive Officer
Piper Jaffray Companies


PiperJaffray

## BOARD OF DIRECTORS

**Andrew S. Duff**
Chairman and Chief Executive Officer
Piper Jaffray Companies

**Addison (Tad) L. Piper**
Retired
Former Chairman and Chief Executive Officer
Piper Jaffray Companies Inc.

**Michael R. Francis**
Executive Vice President and
Chief Marketing Officer
Target Corporation

**B. Kristine Johnson**
President
Affinity Capital Management

**Samuel L. Kaplan**
Partner and Founding Member
Kaplan, Strangis and Kaplan, P.A.

**Lisa K. Polsky**
Jane Street Capital

**Frank L. Sims**
Retired
Former Corporate Vice President
Transportation and Product Assurance
Cargill, Inc.

**Jean M. Taylor**
President and Chief Executive Officer
Taylor Corporation

## EXECUTIVE LEADERSHIP

**Andrew S. Duff**
Chairman and Chief Executive Officer

**Thomas P. Schnettler**
President and Chief Operating Officer

**James L. Chosy**
General Counsel and Secretary

**Frank E. Fairman**
Head of Public Finance Services

**R. Todd Firebaugh**
Chief Administrative Officer

**Alex P.M. Ko**
Head of Piper Jaffray Asia

**Robert W. Peterson**
Head of Equities

**Jon W. Salveson**
Head of Investment Banking

**Debbra L. Schoneman**
Chief Financial Officer

**David I. Wilson**
Chief Executive Officer, Piper Jaffray Ltd.

**M. Brad Winges**
Head of Fixed Income Services

# SELECTED FINANCIAL DATA

The following table presents our selected consolidated financial data for the periods and dates indicated. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto.

| FOR THE YEAR ENDED DECEMBER 31, *(Dollars and shares in thousands, except per share data)* | **2008** | 2007(2) | 2006(2) | 2005 | 2004 |
|---|---|---|---|---|---|
| | | *(Restated)* | *(Restated)* | | |
| **Revenues:** | | | | | |
| Investment banking | **$ 159,747** | $ 302,428 | $ 298,309 | $ 251,750 | $ 234,925 |
| Institutional brokerage | **117,201** | 151,464 | 160,502 | 155,990 | 174,311 |
| Interest | **48,496** | 60,873 | 64,110 | 44,857 | 35,718 |
| Asset management | **16,969** | 6,446 | 222 | 227 | 5,093 |
| Other income | **2,639** | 6,856 | 14,208 | 978 | 6,580 |
| Total revenues | **345,052** | 528,067 | 537,351 | 453,802 | 456,627 |
| Interest expense | **18,655** | 23,689 | 32,303 | 32,494 | 22,421 |
| Net revenues | **326,397** | 504,378 | 505,048 | 421,308 | 434,206 |
| **Non-interest expenses:** | | | | | |
| Compensation and benefits | **249,438** | 329,811 | 357,904 | 243,833 | 251,187 |
| Restructuring-related expenses | **17,865** | – | – | 8,595 | – |
| Goodwill impairment | **130,500** | – | – | – | – |
| Other | **152,201** | 144,138 | 113,796 | 132,849 | 133,981 |
| Total non-interest expenses | **550,004** | 473,949 | 471,700 | 385,277 | 385,168 |
| **Income/(loss) from continuing operations before income tax expense/(benefit)** | **(223,607)** | 30,429 | 33,348 | 36,031 | 49,038 |
| Income tax expense/(benefit) | **(40,133)** | 5,790 | 10,210 | 10,863 | 16,727 |
| **Net income/(loss) from continuing operations** | **(183,474)** | 24,639 | 23,138 | 25,168 | 32,311 |
| **Discontinued operations:** | | | | | |
| Income/(loss) from discontinued operations, net of tax | **499** | (2,696) | 172,287 | 14,915 | 18,037 |
| **Net income/(loss)** | **$ (182,975)** | $ 21,943 | $ 195,425 | $ 40,083 | $ 50,348 |
| **Earnings per basic common share** | | | | | |
| Income/(loss) from continuing operations | **$ (11.59)** | $ 1.50 | $ 1.29 | $ 1.34 | $ 1.67 |
| Income/(loss) from discontinued operations | **0.03** | (0.16) | 9.57 | 0.79 | 0.93 |
| Earnings per basic common share | **$ (11.55)** | $ 1.33 | $ 10.86 | $ 2.13 | $ 2.60 |
| **Earnings per diluted common share** | | | | | |
| Income/(loss) from continuing operations | **$ (11.59)** | $ 1.36 | $ 1.19 | $ 1.32 | $ 1.67 |
| Income/(loss) from discontinued operations | **0.03** | (0.15) | 8.88 | 0.78 | 0.93 |
| Earnings per diluted common share | **$ (11.55)**(1) | $ 1.21 | $ 10.07 | $ 2.10 | $ 2.60 |
| **Weighted average number of common shares** | | | | | |
| Basic | **15,837** | 16,474 | 18,002 | 18,813 | 19,333 |
| Diluted | **18,198** | 18,117 | 19,399 | 19,081 | 19,399 |
| **Other data** | | | | | |
| Total assets | **$1,320,158** | $1,759,986 | $1,876,652 | $2,354,191 | $2,828,257 |
| Long-term debt | **$ –** | $ – | $ – | $ 180,000 | $ 180,000 |
| Shareholders' equity | **$ 747,979** | $ 895,147 | $ 904,856 | $ 754,827 | $ 725,428 |
| Total employees | **1,045** | 1,205 | 1,082 | 2,834 | 3,005 |

*(1) In accordance with SFAS 128, earnings per diluted common share is calculated using the basic weighted average number of common shares outstanding in periods a loss is incurred.*

*(2) Financial information for 2007 and 2006 was restated as disclosed in Note 1 to the consolidated financial statements.*

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the accompanying consolidated financial statements and related notes and exhibits included elsewhere in this report. Certain statements in this report may be considered forward-looking. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These forward looking statements include, among other things, statements other than historical information or statements of current condition and may relate to our future plans and objectives and results, and also may include our belief regarding the effect of various legal proceedings, as set forth under "Legal Proceedings" in Part I, Item 3 of this Annual Report on Form 10-K and in our subsequent reports filed with the SEC. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including those factors discussed below under "External Factors Impacting Our Business" as well as the factors identified under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K, as updated in our subsequent reports filed with the SEC. These reports are available at our web site at www.piperjaffray.com and at the SEC web site at www.sec.gov. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.

## Explanatory Note Concerning Restatement

On February 2, 2009, the Company filed a Form 8-K reporting that the Company's previously issued (i) interim financial statements included in its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2008 and (ii) annual financial statements for the years ended December 31, 2007 and 2006 included in its Annual Report on Form 10-K (collectively, the "Affected Financial Statements"), and the related reports of its independent registered public accounting firm, Ernst & Young LLP, should no longer be relied upon.

As part of the compensation paid to employees, the Company uses stock-based compensation, consisting of restricted stock and stock options. Since January 1, 2006, the Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" (SFAS 123(R)). Stock-based compensation was generally amortized on a straight-line basis over the vesting period of the award, which was typically three years. The majority of restricted stock and option grants provide for continued vesting after termination, provided that the employee does not violate certain post-termination restrictions as set forth in the award agreements or any agreements entered into upon termination. As previously disclosed in the critical accounting policies section of our quarterly and annual SEC filings, we believed that our vesting provisions met the SFAS 123(R) definition of an in-substance service condition. Therefore, the Company considered the required service period to be the greater of the vesting period or the post-termination restricted period.

In the fourth quarter of 2008, management re-evaluated whether the post-termination restrictions of certain equity awards would continue to meet the criteria for an in-substance service condition given the historic changes to the industry. Following an extensive analysis, management concluded in January 2009, in consultation with our auditors, that the post-termination restrictions had never met the criteria for an in-substance service condition for awards granted since January 1, 2006 based on the manner in which those complex criteria are interpreted in practice. This determination necessitated a restatement of the Affected Financial Statements to recognize expense for all of those equity awards in the year in which those awards were deemed to be earned, rather than over the three-year vesting period.

The total expense impact resulting from the revised stock-based compensation treatment was $51.7 million after-tax ($81.5 million pre-tax) for the three year period ended December 31, 2008, which includes the unamortized expense for the affected equity awards that were granted in 2008, 2007 and 2006 and an accrual for the equity awards earned in 2008 that were granted in February 2009. The total expense was largely non-cash. The cumulative impact on shareholders' equity as of December 31, 2008 was an increase of $13.5 million, essentially all driven by the deferred tax benefit associated with the increase in expense.

See Note 1 to our consolidated financial statements included in our 2008 Annual Report to Shareholders (which is incorporated by reference and is included in Exhibit 13.1 to this Form 10-K) for the details of the financial statement line items impacted by the restatement.

## Executive Overview

Our business principally consists of providing investment banking, institutional brokerage, asset management and related financial services to middle-market companies, private equity groups, public entities, non-profit entities and institutional investors in the United States, Europe and Asia. We generate revenues primarily through the receipt of advisory and financing fees earned on investment banking activities, commissions and sales credits earned on equity and fixed income institutional sales and trading activities, net interest earned on securities inventories, profits and losses from trading activities related to these securities inventories and asset management fees.

The securities business is a human capital business. Accordingly, compensation and benefits comprise the largest component of our expenses, and our performance is dependent upon our ability to attract, develop and retain highly skilled employees who are motivated and committed to providing the highest quality of service and guidance to our clients.

In 2007, we expanded our asset management and capital markets businesses through acquisition. On September 14, 2007, we acquired Fiduciary Asset Management, LLC ("FAMCO"), a St. Louis-based asset management firm. On October 2, 2007, we acquired Goldbond Capital Holdings Limited ("Goldbond"), a Hong Kong-based investment bank. The acquisitions resulted in incremental revenues and expenses in the first three quarters of 2008, when compared with the comparable periods in 2007.

During 2008, the financial services industry faced a historically challenging operating environment. A severe downturn in the economy led to declines in asset valuation, high levels of volatility across various asset classes and reduced levels of liquidity. During this period of financial market turmoil, the investment banking industry experienced a historic reshaping. The industry witnessed the bankruptcy of Lehman Brothers Holdings Inc., multiple consolidations and mergers of financial institutions, the conservatorship of Federal Home Loan Mortgage Corporation (Freddie Mac) and Federal National Mortgage Association (Fannie Mae) by the U.S. Federal Government and the passage of the Emergency Economic Stabilization Act of 2008. We have two key priorities for our firm as we manage through this difficult environment: 1) to appropriately adjust our cost structure to enable us to operate through the difficult period, and 2) to position our firm for when the markets eventually turn positive. In terms of the first priority, we executed a number of steps during 2008, including headcount reductions, moving to a more flexible compensation structure and reducing non-compensation expenses, all of which will help us work to achieve profitability at lower revenue levels than historically. In terms of the second priority, we are mindful that our firm has an opportunity to capitalize on the turmoil in the competitive landscape. We believe that we have an opportunity to selectively extend our franchise and enhance our talent base with experienced individuals or teams during these challenging times, particularly in public finance, equity distribution (including electronic trading), and equity investment banking. We also expect that our business will benefit over the long-term from market share available from competitors who are no longer in the business or have been diminished.

### RESULTS FOR THE YEAR ENDED DECEMBER 31, 2008

For the year ended December 31, 2008, we recorded a net loss, including continuing and discontinued operations, of $183.0 million, or $11.55 per diluted share, compared with net income of $21.9 million, or $1.21 per diluted share, for the prior year. The net loss for 2008 included several significant items: (1) a $127.1 million after-tax charge for impairment of goodwill related to our capital markets business; (2) $11.0 million of after-tax restructuring charges; and (3) $4.9 million of after-tax expense for deal write-offs related to travel and legal expenses. Net revenues from continuing operations for the year ended December 31, 2008 were $326.4 million, down 35.3 percent from $504.4 million reported in the prior year.

## MARKET DATA

The following table provides a summary of relevant market data over the past three years.

| YEAR ENDED DECEMBER 31, | 2008 | 2007 | 2006 | 2008 v 2007 | 2007 v 2006 |
|---|---|---|---|---|---|
| Dow Jones Industrials Average [a] | **8,776** | 13,265 | 12,463 | (33.8)% | 6.4% |
| NASDAQ [a] | **1,577** | 2,652 | 2,415 | (40.5) | 9.8 |
| NYSE Average Daily Number of Shares Traded (MILLIONS OF SHARES) | **2,609** | 2,111 | 1,827 | 23.6 | 15.6 |
| NASDAQ Average Daily Number of Shares Traded (MILLIONS OF SHARES) | **2,259** | 2,132 | 2,002 | 6.0 | 6.5 |
| Mergers and Acquisitions (NUMBER OF TRANSACTIONS IN U.S.) [b] | **9,653** | 11,510 | 10,950 | (16.1) | 5.1 |
| Public Equity Offerings (NUMBER OF TRANSACTIONS IN U.S.) [c e] | **401** | 808 | 794 | (50.4) | 1.8 |
| Initial Public Offerings (NUMBER OF TRANSACTIONS IN U.S.) [c] | **48** | 196 | 180 | (75.5) | 8.9 |
| Managed Municipal Underwritings (NUMBER OF TRANSACTIONS IN U.S.) [d] | **10,635** | 12,659 | 12,752 | (16.0) | (0.7) |
| Managed Municipal Underwritings (VALUE OF TRANSACTIONS IN BILLIONS IN U.S.) [d] | **$ 390.6** | $ 429.9 | $ 388.6 | (9.1) | 10.6 |
| 10-Year Treasuries Average Rate | **3.67%** | 4.63% | 4.79% | (20.7) | (3.3) |
| 3-Month Treasuries Average Rate | **1.37%** | 4.35% | 4.73% | (68.5) | (8.0) |

*(a) Data provided is at period end.*
*(b) Source: Securities Data Corporation.*
*(c) Source: Dealogic (offerings with reported market value greater than $20 million).*
*(d) Source: Thomson Financial.*
*(e) Number of transactions includes convertible offerings.*

## EXTERNAL FACTORS IMPACTING OUR BUSINESS

Performance in the financial services industry in which we operate is highly correlated to the overall strength of economic conditions and financial market activity. Overall market conditions are a product of many factors, which are beyond our control and mostly unpredictable. These factors may affect the financial decisions made by investors, including their level of participation in the financial markets. In turn, these decisions may affect our business results. With respect to financial market activity, our profitability is sensitive to a variety of factors, including the demand for investment banking services as reflected by the number and size of equity and debt financings and merger and acquisition transactions, the volatility of the equity and fixed income markets, changes in interest rates (especially rapid and extreme changes), the level and shape of various yield curves, the volume and value of trading in securities, and the demand for asset management services as reflected by the amount of assets under management.

Factors that differentiate our business within the financial services industry also may affect our financial results. For example, our business focuses on a middle-market clientele in specific industry sectors. In 2008, many of these sectors experienced a downturn as the recession impacted almost all businesses, which materially adversely affected our business and results of operations. If the business environment for our focus sectors continues to suffer, impacts one or more sectors disproportionately as compared to the economy as a whole, or does not recover on pace with other sectors of the economy, our business and results of operations will be negatively impacted. In addition, our business could be affected differently than overall market trends. Given the variability of the capital markets and securities businesses, our earnings may fluctuate significantly from period to period, and results for any individual period should not be considered indicative of future results.

## OUTLOOK FOR 2009

In 2008, global economic and financial market conditions were extraordinarily difficult. We anticipate that the challenging environment will persist in 2009. Our financial performance depends heavily on investment banking activity, and with the equity capital markets essentially on hold and advisory activity muted, we anticipate that our results will be negatively impacted. Lower grade public finance underwriting activity will likely also be reduced for some time. We anticipate equity and municipal sales and trading will continue to perform reasonably well, although there can be no assurance in this regard.

In response to this outlook, we have executed a number of steps, including headcount reductions, moving to a more flexible compensation structure, and reducing non-compensation expenses, all of which will help us work to achieve profitability at lower revenue levels than historically. In 2008, our breakeven revenue level was in the mid-$400 million range, and we expect our breakeven revenue level will be in the mid-$300 million range for 2009. However, there can be no assurance that we will achieve these goals and performance objectives, and if we fail to do so, our operating results could be adversely affected, potentially significantly.

## Results of Operations

### FINANCIAL SUMMARY

The following table provides a summary of the results of our operations and the results of our operations as a percentage of net revenues for the periods indicated.

| FOR THE YEAR ENDED DECEMBER 31, (Amounts in thousands) | 2008 | 2007 | 2006 | 2008 v 2007 | 2007 v 2006 | AS A PERCENTAGE OF NET REVENUES FOR THE YEAR ENDED DECEMBER 31, 2008 | 2007 | 2006 |
|---|---|---|---|---|---|---|---|---|
| | | *(Restated)* | *(Restated)* | | | | *(Restated)* | *(Restated)* |
| **Revenues:** | | | | | | | | |
| Investment banking | **$ 159,747** | $302,428 | $298,309 | (47.2)% | 1.4% | **48.9%** | 59.9% | 59.1% |
| Institutional brokerage | **117,201** | 151,464 | 160,502 | (22.6) | (5.6) | **35.9** | 30.0 | 31.8 |
| Interest | **48,496** | 60,873 | 64,110 | (20.3) | (5.0) | **14.9** | 12.1 | 12.7 |
| Asset management | **16,969** | 6,446 | 222 | 163.2 | N/M | **5.2** | 1.3 | 0.0 |
| Other income | **2,639** | 6,856 | 14,208 | (61.5) | (51.7) | **0.8** | 1.4 | 2.8 |
| Total revenues | **345,052** | 528,067 | 537,351 | (34.7) | (1.7) | **105.7** | 104.7 | 106.4 |
| Interest expense | **18,655** | 23,689 | 32,303 | (21.3) | (26.7) | **5.7** | 4.7 | 6.4 |
| Net revenues | **326,397** | 504,378 | 505,048 | (35.3) | (0.1) | **100.0** | 100.0 | 100.0 |
| **Non-interest expenses:** | | | | | | | | |
| Compensation and benefits | **249,438** | 329,811 | 357,904 | (24.4) | (7.8) | **76.4** | 65.4 | 70.9 |
| Occupancy and equipment | **33,034** | 32,482 | 30,660 | 1.7 | 5.9 | **10.1** | 6.4 | 6.0 |
| Communications | **25,098** | 24,772 | 23,189 | 1.3 | 6.8 | **7.7** | 4.9 | 4.6 |
| Floor brokerage and clearance | **12,787** | 14,701 | 13,292 | (13.0) | 10.6 | **3.9** | 2.9 | 2.6 |
| Marketing and business development | **25,249** | 26,619 | 24,664 | (5.1) | 7.9 | **7.8** | 5.3 | 4.9 |
| Outside services | **41,212** | 34,594 | 28,053 | 19.1 | 23.3 | **12.6** | 6.9 | 5.6 |
| Restructuring-related expense | **17,865** | – | – | N/M | N/M | **5.5** | – | – |
| Goodwill impairment | **130,500** | – | – | N/M | N/M | **40.0** | – | – |
| Other operating expenses | **14,821** | 10,970 | (6,062) | 35.1 | N/M | **4.5** | 2.2 | (1.2) |
| Total non-interest expenses | **550,004** | 473,949 | 471,700 | 16.0% | 0.5 | **168.5** | 94.0 | 93.4 |
| **Income/(loss) from continuing operations before income tax expense/(benefit)** | **(223,607)** | 30,429 | 33,348 | N/M | (8.8) | **(68.5)** | 6.0 | 6.6 |
| Income tax expense/(benefit) | **(40,133)** | 5,790 | 10,210 | N/M | (43.3) | **(12.3)** | 1.1 | 2.0 |
| **Net income/(loss) from continuing operations** | **(183,474)** | 24,639 | 23,138 | N/M | 6.5 | **(56.2)** | 4.9 | 4.6 |
| **Discontinued operations:** | | | | | | | | |
| Income/(loss) from discontinued operations, net of tax | **499** | (2,696) | 172,287 | N/M | N/M | **0.1** | (0.5) | 34.1 |
| **Net income/(loss)** | **$(182,975)** | $ 21,943 | $195,425 | N/M | (88.8)% | **(56.1)%** | 4.4% | 38.7% |

*N/M — Not Meaningful*

For the year ended December 31, 2008, we recorded a net loss, including continuing and discontinued operations, of $183.0 million. Net revenues from continuing operations were $326.4 million, a 35.3 percent decline compared to $504.4 million in 2007. In 2008, investment banking revenues decreased 47.2 percent to $159.7 million compared with revenues of $302.4 million in 2007. The financial turmoil in 2008 resulted in reduced revenues in all areas of investment banking. Equity financing revenues contributed to the majority of the decline as the equity capital markets were essentially on hold in the second half of 2008. Institutional brokerage revenues declined 22.6 percent to $117.2 million in 2008, from $151.5 million in 2007. Equity sales and trading revenues increased compared to 2007, but were more than offset by a decline in fixed income sales and trading revenues, primarily due to losses on our tender option bond ("TOB") program and high yield and structured products. In 2008, net interest income decreased 19.7 percent to $29.8 million, compared with $37.2 million in 2007. The decrease was primarily driven by increased borrowing levels in 2008. In 2008, asset management fees were $17.0 million, almost all of which was generated by FAMCO, which we acquired in September 2007. In 2008, other income decreased to $2.6 million, compared with $6.9 million in 2007, primarily due to losses recorded on our principal investments. Non-interest expenses increased to $550.0 million in 2008, from $473.9 million in 2006. This increase resulted from a $130.5 million pre-tax charge for impairment of goodwill related to our capital markets business, $17.9 million of restructuring-related charges and $8.0 million in incremental expenses associated with FAMCO and Goldbond, which we acquired in September and October 2007, respectively. This increase was offset in part by a decline in compensation and benefits expenses.

For the year ended December 31, 2007, net income, including continuing and discontinued operations, totaled $21.9 million. Net revenues from continuing operations were $504.4 million, essentially flat compared with 2006. In 2007, investment banking revenues increased slightly to $302.4 million as increases in equity financing revenues more than offset the decline in debt financing and advisory services revenues. Institutional brokerage revenues declined 5.6 percent to $151.5 million in 2007, from $160.5 million in 2006. Equity sales and trading revenues were essentially flat compared to 2006. Fixed income sales and trading revenues declined, primarily driven by the turmoil in the financial markets in the last half of 2007. In 2007, net interest income increased to $37.2 million, compared with $31.8 million in 2006. The increase was primarily a result of significantly reduced borrowing needs following the sale of our PCS branch network in August 2006. In 2007, asset management fees were $6.5 million, almost all of which were generated by FAMCO. In 2007, other income was $6.8 million, compared with $14.2 million in 2006, primarily due to a $9.9 million gain in 2006 related to our ownership of two seats on the New York Stock Exchange, which were exchanged for cash and restricted shares of common stock of NYSE Euronext. Non-interest expenses of $473.9 million in 2007 were essentially flat compared with 2006 as a decline in compensation and benefit expenses was offset by a change in litigation reserves. In 2006, we recorded a $21.3 million expense reduction related to litigation reserves pertaining to developments in a specific industry wide litigation matter.

## CONSOLIDATED NON-INTEREST EXPENSES

**Compensation and Benefits** – Compensation and benefits expenses, which are the largest component of our expenses, include salaries, bonuses, commissions, benefits, stock-based compensation, employment taxes and other employee costs. A substantial portion of compensation expense is comprised of variable incentive arrangements, including discretionary bonuses, the amount of which fluctuates in proportion to the level of business activity, increasing with higher revenues and operating profits. Other compensation costs, primarily base salaries, and benefits, are more fixed in nature. The timing of bonus payments, which generally occur in February, have a greater impact on our cash position and liquidity, than is reflected in our statements of operations.

In 2008, compensation and benefits expenses decreased 24.4 percent to $249.4 million from $329.8 million in 2007. This decrease was due to lower variable compensation costs resulting from reduced net revenues and profitability partially offset by guarantees of fixed incentive compensation. Compensation and benefits expenses as a percentage of net revenues were 76.4 percent for 2008, compared with 65.4 percent for 2007. At the end of 2008, a significant portion of our guaranteed incentive compensation matured, resulting in a compensation structure that is more variable and better aligned with profitability and revenues for 2009.

Compensation and benefits expenses decreased 7.8 percent to $329.8 million in 2007, from $357.9 million in 2006. This decrease resulted from the adoption of SFAS 123(R) on January 1, 2006, which caused us to recognize in 2006 the unamortized expense for equity awards granted in 2006 as well as an accrual for the equity awards earned in 2006 that were granted in

2007. Compensation and benefits expenses as a percentage of net revenues were 65.4 percent for 2007, compared with 70.9 percent for 2006.

**Occupancy and Equipment** – Occupancy and equipment expenses were $33.0 million in 2008, compared with $32.5 million in 2007. The increase was primarily attributable to additional occupancy expenses from our acquisitions of FAMCO and Goldbond in late 2007, offset in part by a decline in base rent as we consolidated existing locations.

In 2007, occupancy and equipment expenses were $32.5 million, compared with $30.7 million in 2006. The increase was driven by higher base rent costs during 2007 associated with new and existing locations, as well as $0.7 million of additional occupancy expense from the acquisitions of FAMCO and Goldbond in September and October 2007, respectively.

**Communications** – Communication expenses include costs for telecommunication and data communication, primarily consisting of expenses for obtaining third-party market data information. In 2008, communication expenses were $25.1 million, essentially flat compared with 2007.

In 2007, communication expenses were $24.8 million, an increase of 6.8 percent from 2006. The increase was primarily attributable to higher market data service expenses from obtaining expanded services and price increases.

**Floor Brokerage and Clearance** – Floor brokerage and clearance expenses in 2008 decreased 13.0 percent to $12.8 million, compared with 2007, due to lower expenses associated with accessing electronic communications networks.

In 2007, floor brokerage and clearance expenses increased 10.6 percent to $14.7 million, compared with 2006, due to higher expenses associated with providing after-market support of deal-related stocks.

**Marketing and Business Development** – Marketing and business development expenses include travel and entertainment and promotional and advertising costs. In 2008, marketing and business development expenses decreased 5.1 percent to $25.2 million, compared with $26.6 million in the prior year. This decrease was a result of a decline in travel costs resulting from significantly lower deal activity in 2008.

In 2007, marketing and business development expenses increased 7.9 percent to $26.6 million, compared with $24.7 million in the prior year. This increase was primarily a result of higher travel costs driven by our international expansion.

**Outside Services** – Outside services expenses include securities processing expenses, outsourced technology functions, outside legal fees and other professional fees. In 2008, outside services expenses increased to $41.2 million, compared with $34.6 million in 2007. This increase was primarily due to the write-off of legal expenses for equity financings that were not completed because of the deterioration in the capital markets, incremental costs related to the 2007 acquisitions of FAMCO and Goldbond and fees incurred to secure the revolving credit facility that we entered into in the first quarter of 2008. Partially offsetting these increases was a decline in professional fees incurred in connection with implementation of a new back office system.

Outside services expenses increased to $34.6 million, compared with $28.1 million in 2006. This increase was primarily due to expenses related to a new back-office system to support our capital markets business, which was implemented in the third quarter of 2007, and higher outside legal fees. In addition, we incurred higher trading system expenses related to increased volumes in our European business and expanded services.

**Restructuring-Related Expense** – During 2008, we implemented certain expense reduction measures as a means to better align our cost infrastructure with our revenues. This resulted in a pre-tax restructuring charge of $17.9 million, consisting of $12.5 million in severance costs resulting from a reduction of approximately 230 employees, $5.0 million related to leased office space and $0.4 million of other restructuring-related expenses.

**Goodwill Impairment** – During the fourth quarter of 2008, we completed our annual goodwill impairment testing, which resulted in a non-cash goodwill impairment charge of $130.5 million to our capital markets reporting unit. The charge primarily relates to the goodwill resulting from our 1998 acquisition by U.S. Bancorp, which was retained by us when we spun off as a separate public company on December 31, 2003.

**Other Operating Expenses** – Other operating expenses include insurance costs, license and registration fees, expenses related to our charitable giving program, amortization of intangible assets and litigation-related expenses, which consist of the amounts we reserve and/or pay out related to legal and regulatory matters. In 2008, other operating expenses increased to $14.8 million, compared with $11.0 million in 2007. This increase was primarily due to incremental costs associated with FAMCO and Goldbond, which we acquired in late 2007 as well as increased litigation-related expenses.

Other operating expenses increased to $11.0 million in 2007, compared with a benefit of $6.1 million in 2006. In the fourth quarter of 2006, we reduced a $21.3 million litigation reserve related to developments in a specific industry-wide litigation matter, which caused the significant increase in 2007 in other operating expenses, compared with 2006.

**Income Taxes** – In 2008, our provision for income taxes from continuing operations was a benefit of $40.1 million, an effective tax rate of 18.0 percent, compared with $5.8 million, an effective tax rate of 19.0 percent, for 2007, and compared with $10.2 million, an effective tax rate of 30.6 percent, for 2006. The decreased effective tax rate in 2008 was primarily attributable to the non-taxable portion of the goodwill impairment charge related to our capital markets business. The decreased effective tax rate in 2007 compared with 2006 was primarily attributable to an increase in the ratio of net municipal interest income, which is non-taxable, to total taxable income.

**NET REVENUES FROM CONTINUING OPERATIONS (DETAIL)**

| FOR THE YEAR ENDED DECEMBER 31, *(Dollars in thousands)* | 2008 | 2007 | 2006 | PERCENT INC/(DEC) 2008 v 2007 | 2007 v 2006 |
|---|---|---|---|---|---|
| | | *(Restated)* | *(Restated)* | | |
| **Net revenues:** | | | | | |
| Investment banking | | | | | |
| Financing | | | | | |
| Equities | **$ 40,845** | $141,981 | $124,304 | (71.2)% | 14.2% |
| Debt | **63,125** | 80,045 | 82,880 | (21.1) | (3.4) |
| Advisory services | **68,523** | 89,449 | 97,225 | (23.4) | (8.0) |
| Total investment banking | **172,493** | 311,475 | 304,409 | (44.6) | 2.3 |
| Institutional sales and trading | | | | | |
| Equities | **129,867** | 119,688 | 120,341 | 8.5 | (0.5) |
| Fixed income | **6,295** | 61,122 | 70,115 | (89.7) | (12.8) |
| Total institutional sales and trading | **136,162** | 180,810 | 190,456 | (24.7) | (5.1) |
| Asset management | **16,969** | 6,446 | 222 | 163.2 | N/M |
| Other income | **773** | 5,647 | 9,961 | (86.3) | (43.3) |
| Total net revenues | **$326,397** | $504,378 | $505,048 | (35.3)% | (0.1)% |

*N/M — Not meaningful*

Investment banking revenues comprise all the revenues generated through financing and advisory services activities including derivative activities that relate to debt financing. To assess the profitability of investment banking, we aggregate investment banking fees with the net interest income or expense associated with these activities.

Industry-wide market conditions eroded during 2008, significantly reducing activity in equity financings, mergers and acquisitions and public finance. Given these challenging market conditions, investment banking revenues decreased to $172.5 million in 2008, compared with $311.5 million in 2007. In 2008, equity underwriting revenues decreased 71.2 percent to $40.8 million due to a decrease in the number of completed transactions. During 2008, we completed 42 equity financings, raising $6.5 billion in capital (excluding the $19.7 billion of capital raised from the VISA initial public offering, on which we were a co-lead manager) compared with 117 equity financings, raising $17.5 billion in capital, during 2007. We were the bookrunner on 11 of these transactions in 2008 compared with 28 in 2007. Debt financing revenues in 2008 decreased 21.1 percent to $63.1 million due to a decline in public finance revenues. During 2008 we completed 347 tax-exempt issues with a total par value of $7.3 billion compared with 420 tax-exempt issues with a total par value of $6.8 billion, during 2007. In 2008, advisory services revenues decreased 23.4 percent to $68.5 million due to a decline in revenues from mergers and acquisition activity, including a decrease in aggregate transaction enterprise values from $15.7 billion in 2007 to $11.6 billion in 2008. We expect continued market uncertainty to negatively impact our investment banking revenues in 2009.

Institutional sales and trading revenues comprise all the revenues generated through trading activities, which consist primarily of facilitating customer trades. To assess the profitability of institutional sales and trading activities, we aggregate institutional brokerage revenues with the net interest income or expense associated with financing, economically hedging and holding long or short inventory positions. Our results may vary from quarter to quarter as a result of changes in trading margins, trading gains and losses, net interest spreads, trading volumes and the timing of transactions based on market opportunities.

In 2008, institutional sales and trading revenues decreased 24.7 percent to $136.2 million, compared with $180.8 million in 2007. Equity institutional sales and trading revenues increased 8.5 percent to $129.9 million in 2008, compared with the prior year. Increased volumes and volatility benefited equity institutional sales and trading revenues during 2008, but we anticipate a decline in trading revenues in 2009 due to reduced commissions from lower asset valuations and fewer institutional market participants. Fixed income institutional sales and trading revenues decreased 89.7 percent to $6.3 million in 2008, compared with $61.1 million in 2007 due to severe market conditions throughout 2008. Municipal sales and trading, municipal proprietary trading, and taxable sales and trading revenues were strong and in aggregate doubled from the previous year. However, these gains were more than offset by losses within high yield and structured products and the TOB program. The losses associated with our TOB program are largely isolated to 2008. We have substantially reduced our overall position as we exit this program. For additional information related to our TOB program, refer to "Off-balance Sheet Arrangements" below.

In 2008, asset management fees increased to $17.0 million compared with $6.4 million in 2007 due primarily to a full year of activity in 2008 by FAMCO, which we acquired in September 2007. Asset management fees also include management fees from our private equity funds.

Other income/loss includes gains and losses from our investments in private equity and venture capital funds, other firm investments and income associated with the forfeiture of stock-based compensation. In addition, other income/loss included interest expense from our subordinated debt prior to its repayment in August 2006. In 2008, other income totaled $0.8 million, compared with $5.6 million in 2007. This decrease relates primarily to losses associated with our investments in private equity, venture funds and other firm investments.

Despite challenging market conditions in the last half of 2007, investment banking revenues increased to $311.5 million, compared with $304.4 million in 2006. Increased equity financing revenues more than offset lower advisory services revenues and slightly lower debt financing revenues. In 2007, equity underwriting revenues increased 14.2 percent to $142.0 million due to an increase in the number of completed transactions. During 2007, we completed 117 equity financings, raising $17.5 billion in capital for our clients, compared with 102 equity financings, raising $13.9 billion in capital, during 2006. Debt financing revenues in 2007 decreased 3.4 percent to $80.0 million. In 2007, advisory services revenues decreased 8.0 percent to $89.4 million due to a decline in domestic mergers and acquisition revenues. Lower average revenues per transaction in the U.S. more than offset the increase in merger and acquisitions revenues contributed by our international operations.

In 2007, institutional sales and trading revenues decreased 5.1 percent to $180.8 million, compared with $190.5 million in 2006. Equity institutional sales and trading revenues were flat at $119.7 million in 2007, compared with the prior year. Increased revenues from the acquisition of Goldbond and higher proprietary trading gains were offset by a decline in convertible revenues. Fixed income institutional sales and trading revenues decreased 12.8 percent to $61.1 million in 2007, compared with $70.1 million in 2006 due to lower revenues in taxable products and high-yield and structured products.

In 2007, asset management fees were $6.4 million due primarily to the business of FAMCO, which we acquired in September 2007. Asset management fees also include management fees from our private equity funds.

## DISCONTINUED OPERATIONS

Discontinued operations include the operating results of our PCS business, the gain on the sale of the PCS branch network in 2006 and related restructuring costs. The sale of the PCS branch network to UBS closed on August 11, 2006.

Our PCS retail brokerage business provided financial advice and a wide range of financial products and services to individual investors through a network of approximately 90 branch offices. Revenues were generated primarily through the receipt of commissions earned on equity and fixed income transactions and for distribution of mutual funds and annuities, fees earned on fee-based client accounts and net interest from customers' margin loan balances.

In 2008, discontinued operations recorded net income of $0.5 million, which primarily related to a PCS legal settlement offset by changes in estimates on leased office space. We may incur discontinued operations expense or income in future periods related to changes in litigation reserve estimates for retained PCS litigation matters and for changes in estimates to occupancy and severance restructuring charges if the facts that support our estimates change. See Note 4 and Note 17 to our consolidated financial statements for further discussion of our discontinued operations and restructuring activities.

## Recent Accounting Pronouncements

Recent accounting pronouncements are set forth in Note 3 to our consolidated financial statements included in our Annual Report to Shareholders, and are incorporated herein by reference.

## Critical Accounting Policies

Our accounting and reporting policies comply with generally accepted accounting principles ("GAAP") and conform to practices within the securities industry. The preparation of financial statements in compliance with GAAP and industry practices requires us to make estimates and assumptions that could materially affect amounts reported in our consolidated financial statements. Critical accounting policies are those policies that we believe to be the most important to the portrayal of our financial condition and results of operations and that require us to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by us to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical, including whether the estimates are significant to the consolidated financial statements taken as a whole, the nature of the estimates, the ability to readily validate the estimates with other information (e.g. third-party or independent sources), the sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be used under GAAP.

For a full description of our significant accounting policies, see Note 2 to our consolidated financial statements included in our Annual Report to Shareholders. We believe that of our significant accounting policies, the following are our critical accounting policies.

### VALUATION OF FINANCIAL INSTRUMENTS

Trading securities owned, trading securities owned and pledged as collateral, and trading securities sold, but not yet purchased, on our consolidated statements of financial condition consist of financial instruments recorded at fair value. Unrealized gains and losses related to these financial instruments are reflected on our consolidated statements of operations.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. When available, we use observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices) to derive the fair value of the instrument. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded. Bid prices represent the highest price a buyer is willing to pay for a financial instrument at a particular time. Ask prices represent the lowest price a seller is willing to accept for a financial instrument at a particular time.

A substantial percentage of the fair value of our trading securities owned, trading securities owned and pledged as collateral, and trading securities sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires us to estimate the value of the securities using the best information available. Among the factors considered by us in determining the fair value of financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. Even where the value of a security is derived from an independent source, certain assumptions may be required to determine the security's fair value. For example, we assume that the size of positions that we hold would not be large enough to affect the quoted price of the securities if we sell them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition could be different from the current estimated fair value.

Fair values for derivative contracts represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using quoted market prices when available or pricing models based on the net present value of estimated future cash flows. Management deemed the net present value of estimated future cash flows model to be the best estimate of fair value as most of our derivative products are interest rate products. The valuation models used require inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility. The valuation models are monitored over the life of the derivative product. If there are any changes in the underlying inputs, the model is updated for those new inputs.

Financial instruments carried at contract amounts have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, those contracts are carried at amounts approximating fair value. Financial instruments carried at contract amounts on our consolidated statements of financial condition include receivables from and payables to brokers, dealers and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, receivables from and payables to customers and short-term financing.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities Level I measurement) and the lowest priority to unobservable inputs Level III measurements). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Instruments that trade infrequently and therefore have little or no price transparency are classified within Level III based on the results of our price verification process. The Company's Level III assets were $46.6 million, or 7.6 percent of financial instruments measured at fair value. This balance primarily consists of auction rate securities where the market has ceased to function and asset-back securities, principally collateralized by aircraft that have experienced low volumes of executed transactions, such that unobservable inputs had to be utilized for the fair value measurements of these instruments. Our auction rate securities are valued at par based upon our expectations of issuer refunding plans. Asset-backed securities are valued using cash flow models that utilize unobservable inputs that include airplane lease rates, maintenance costs and airplane liquidation proceeds.

During 2008, we recorded net sales of $158.2 million of Level III assets. This reduction was primarily the result of auction-rate securities being restructured into something more market-acceptable increasing the salability of these securities. Our valuation adjustments (realized and unrealized) decreased Level III assets by $32.1 million due to a decline in valuations of asset backed securities and realized losses on our TOB residual interests. Additionally, there was $0.2 million of net transfers out of Level III assets during 2008.

At December 31, 2008 Level III liabilities included $0.4 million of private equity investments.

### GOODWILL AND INTANGIBLE ASSETS

We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangible assets, at fair value as required by Statement of Financial Accounting Standards No. 141, "Business Combinations." Determining the fair value of assets and liabilities acquired requires certain management estimates. In 2007, we recorded $34.1 million of goodwill and $18.0 million of identifiable intangible assets related to the acquisition of FAMCO. We recorded an additional $6.3 million of goodwill in 2008 related to FAMCO in accordance with performance conditions set forth in the purchase agreement. In 2007, we recorded $19.2 million of goodwill related to the acquisition of Goldbond. At December 31, 2008, we had goodwill of $160.6 million. Of this goodwill balance, $105.5 million is a result of the 1998 acquisition of our predecessor, Piper Jaffray Companies Inc., and its subsidiaries by U.S. Bancorp.

Under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," we are required to perform impairment tests of our goodwill and indefinite-lived intangible assets annually and on an interim basis when certain events or circumstances exist. We have elected to test for goodwill impairment in the fourth quarter of each calendar year. The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of our two principal reporting units based on the following factors: our market capitalization, a discounted cash flow model using revenue and profit forecasts, public market comparables and multiples of recent mergers and acquisitions of similar businesses. Valuation multiples may be based on revenues, price-to-earnings and tangible capital ratios of comparable public companies and business segments. These multiples may be adjusted to consider competitive differences including size, operating leverage and other factors. The estimated fair values of our reporting units are compared with their carrying values, which includes the allocated goodwill. If the estimated fair value is less than the carrying values, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of a reporting unit's "implied fair value" of goodwill requires us to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

As noted above, the initial recognition of goodwill and other intangible assets and the subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired assets or businesses will perform in the future using valuation methods including discounted cash flow analysis. Our estimated cash flows typically extend for five years and, by their nature, are difficult to determine over an extended time period. Events and factors that may significantly affect the estimates include, among others, competitive forces and changes in revenue growth trends, cost structures, technology, discount rates and market conditions. To assess the reasonableness of cash flow estimates and validate assumptions used in our estimates, we review historical performance of the underlying assets or similar assets. In assessing the fair value of our reporting units, the volatile nature of the securities markets and our industry requires us to consider the business and market cycle and assess the stage of the cycle in estimating the timing and extent of future cash flows.

We completed our annual goodwill impairment testing as of November 30, 2008, which resulted in a non-cash goodwill impairment charge of $130.5 million. The charge relates to our capital markets reporting unit and primarily pertains to goodwill created from the 1998 acquisition of our predecessor, Piper Jaffray Companies Inc., and its subsidiaries by U.S. Bancorp, which was retained by us when we spun-off from U.S. Bancorp on December 31, 2003. The factors used by us in estimating our capital markets reporting unit fair value included the following factors: our market capitalization, a discounted cash flow model, public market comparables and multiples of recent mergers and acquisitions. Our market capitalization was measured based on the average closing price for Piper Jaffray Companies common stock over the month of November 2008 and was adjusted to include an estimate for a control premium. Our discounted cash flow model was based on our five year plan and included an estimated terminal value based upon historical transaction valuations. Public market industry peers were valued based on revenues and tangible common equity. Recent mergers and acquisitions were not a significant factor in the 2008 goodwill evaluation. The impairment charge resulted from deteriorating economic and market conditions in 2008, which led to reduced valuations in the factors discussed above.

Further deterioration in economic or market conditions during future periods could result in additional impairment charges, which could materially adversely affect the results of operations in that period.

Our annual goodwill impairment testing resulted in no impairment associated with our asset management reporting unit, principally comprised of FAMCO. In addition, we tested the definite-lived intangible assets acquired as part of the FAMCO acquisition and concluded there was no impairment.

### STOCK-BASED COMPENSATION

As part of our compensation to employees and directors, we use stock-based compensation, consisting of restricted stock and stock options. Prior to January 1, 2006, we elected to account for stock-based employee compensation on a prospective basis under the fair value method, as prescribed by Statement of Financial Accounting Standards No. 123, "Accounting and Disclosure of Stock-Based Compensation," and as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." The fair value method required stock based compensation to be expensed in the consolidated statement of operations at their fair value, net of estimated forfeitures.

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," ("SFAS 123(R)"), using the modified prospective transition method. SFAS 123(R) requires all stock-based compensation to be expensed in the consolidated statement of operations at fair value over the service period of the award.

Compensation paid to employees in the form of restricted stock or stock options is generally accrued or amortized on a straight-line basis over the required service period of the award and is included in our results of operations as compensation expense. The majority of these awards have a three-year cliff vesting schedule. The majority of our restricted stock and option grants provide for continued vesting after termination, so long as the employee does not violate certain post-termination restrictions as set forth in the award agreements or any agreements entered into upon termination. These post-termination restrictions do not meet the criteria for an in-substance service condition as required by SFAS 123(R). Accordingly, such restricted stock and option grants are expensed in the period in which those awards are deemed to be earned, which is generally the calendar year preceding our annual February equity grant. If any of these awards are cancelled, the lower of the fair value at grant date or the fair value at the date of cancellation is recorded within other income in the consolidated statements of operations.

In 2008, we granted performance-based restricted stock awards. The restricted shares are amortized on a straight-line basis over the period we expect the performance target to be met. The performance condition must be met for the awards to vest and total compensation cost will be recognized only if the performance condition is satisfied. The probability that the performance conditions will be achieved and that the awards will vest is reevaluated each reporting period with changes in actual or estimated compensation expense accounted for using a cumulative effect adjustment.

Stock-based compensation granted to our non-employee directors is in the form of common shares of Piper Jaffray Companies stock and/or fully vested stock options. Stock-based compensation paid to directors is immediately expensed and is included in our results of operations as outside services expense as of the date of grant.

In determining the estimated fair value of stock options, we use the Black-Scholes option-pricing model. This model requires management to exercise judgment with respect to certain assumptions, including the expected dividend yield, the expected volatility, and the expected life of the options. The expected dividend yield assumption is derived from the assumed dividend payout over the expected life of the option. The expected volatility assumption for grants subsequent to December 31, 2006 is derived from a combination of our historical data and industry comparisons, as we have limited information on which to base our volatility estimates because we have only been a public company since the beginning of 2004. The expected volatility assumption for grants prior to December 31, 2006 were based solely on industry comparisons. The expected life of options assumption is derived from the average of the following two factors: industry comparisons and the guidance provided by the SEC in Staff Accounting Bulletin No. 110 ("SAB 110"). SAB 110 allows the use of an "acceptable" methodology under which we can take the midpoint of the vesting date and the full contractual term. We believe our approach for calculating an expected life to be an appropriate method in light of the limited historical data regarding employee exercise behavior or employee post-termination behavior. Additional information regarding assumptions used in the Black-Scholes pricing model can be found in Note 21 to our consolidated financial statements.

## CONTINGENCIES

We are involved in various pending and potential legal proceedings related to our business, including litigation, arbitration and regulatory proceedings. Some of these matters involve claims for substantial amounts, including claims for punitive and other special damages. We have, after consultation with outside legal counsel and consideration of facts currently known by management, recorded estimated losses in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," to the extent that claims are probable of loss and the amount of the loss can be reasonably estimated. The determination of these reserve amounts requires significant judgment on the part of management. In making these determinations, we consider many factors, including, but not limited to, the loss and damages sought by the plaintiff or claimant, the basis and validity of the claim, the likelihood of a successful defense against the claim, and the potential for, and magnitude of, damages or settlements from such pending and potential litigation and arbitration proceedings, and fines and penalties or orders from regulatory agencies.

As part of the asset purchase agreement for the sale of our PCS branch network to UBS that closed in August

2006, we have retained liabilities arising from regulatory matters and certain PCS litigation arising prior to the sale. Adjustments to litigation reserves for matters pertaining to the PCS business are included within discontinued operations on the consolidated statements of operations.

Subject to the foregoing, we believe, based on our current knowledge, after appropriate consultation with outside legal counsel and after taking into account our established reserves and the assumption by UBS of certain liabilities of the PCS business and our indemnification obligations to UBS, that pending litigation, arbitration and regulatory proceedings will be resolved with no material adverse effect on our financial condition. However, if, during any period, a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves and indemnification available to us, the results of operations in that period could be materially adversely affected.

### INCOME TAXES

We file a consolidated U.S. federal income tax return, which includes all of our qualifying subsidiaries. We also are subject to income tax in various states and municipalities and those foreign jurisdictions in which we operate. Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income taxes are provided for temporary differences in reporting certain items, principally, amortization of share-based compensation. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. We believe that our future taxable profits will be sufficient to recognize our U.S. deferred tax assets.

We establish reserves for uncertain income tax positions in accordance with FIN 48 when, it is not more likely than not that a certain position or component of a position will be ultimately upheld by the relevant taxing authorities. Significant judgment is required in evaluating uncertain tax positions. Our tax provision and related accruals include the impact of estimates for uncertain tax positions and changes to the reserves that are considered appropriate. To the extent the probable tax outcome of these matters changes, such change in estimate will impact the income tax provision in the period of change.

## Liquidity, Funding and Capital Resources

Liquidity is of critical importance to us given the nature of our business. Insufficient liquidity resulting from adverse circumstances contributes to, and may be the cause of, financial institution failure. Accordingly, we regularly monitor our liquidity position, including our cash and net capital positions, and we have implemented a liquidity strategy designed to enable our business to continue to operate even under adverse circumstances, although there can be no assurance that our strategy will be successful under all circumstances.

The majority of our tangible assets consist of assets readily convertible into cash. Financial instruments and other inventory positions are stated at fair value and are generally readily marketable in most market conditions. Receivables and payables with customers and brokers and dealers usually settle within a few days. As part of our liquidity strategy, we emphasize diversification of funding sources to the extent possible and maximize our lower-cost financing alternatives. Our assets are financed by our cash flows from operations, equity capital, proceeds from securities sold under agreements to repurchase and bank lines of credit. The fluctuations in cash flows from financing activities are directly related to daily operating activities from our various businesses.

Certain market conditions can impact the liquidity of our inventory positions requiring us to hold larger inventory positions for longer than expected or requiring us to take other actions that may adversely impact our results. Turmoil in the credit markets late in the third quarter of 2008 disrupted traditional sources of liquidity for variable rate demand notes. This disruption initially resulted in us purchasing, for our own account, additional variable rate demand notes that we remarket thereby increasing our funding needs. Ultimately, we began putting these securities back, and instructing our clients to put them back, to the financial institutions that provide liquidity guarantees for these securities. During the fourth quarter of 2008 credit markets normalized for variable rate demand notes and we have experienced trading activity and inventory levels consistent with historical trends.

The credit market turmoil also impacted our tender option bond program in the third quarter of 2008 and as a result we decided to discontinue the program as we believe that the TOB trusts will not have long-term lives as we originally expected. This decision was based on the trusts' liquidity provider deciding to exit this business and discontinue providing liquidity and the belief that the variable rate municipal trust certificates that support our program will no longer be a consistent source of funding. A reduction in the variable rate municipal trust certificates without a corresponding liquidation of the underlying bonds results in the need for additional funding that would require financing through our overnight bank lines or repurchase agreements. For further discussion of our liquidity, market and credit risk related to variable rate certificates issued from trusts as part of our tender option bond program, refer to "Off-Balance Sheet Arrangements" below. For further discussion of our liquidity, market and credit risks related to variable rate demand notes, refer to "Enterprise Risk Management" below.

A significant component of our employees' compensation is paid in an annual discretionary bonus. The timing of these bonus payments, which generally are paid in February, has a significant impact on our cash position and liquidity when paid.

We currently do not pay cash dividends on our common stock.

On April 16, 2008, we announced that our board of directors had authorized the repurchase of up to $100 million in shares of our common stock. The share repurchase program will help us manage our equity capital relative to the growth of our business and offset, in part, the dilutive effect of employee equity-based compensation. The program expires on June 30, 2010. In 2008, we repurchased $15 million of our shares of common stock under this authorization which equaled 444,225 shares at an average price of $33.75.

We may add capital in 2009 to facilitate certain of our growth initiatives, depending upon availability and pricing.

### CASH FLOWS

Cash and cash equivalents decreased $100.5 million to $49.8 million at December 31, 2008 from 2007. Operating activities provided cash of $62.1 million due to cash received from a reduction in net financial instruments and other inventory positions owned as we reduced our inventory positions during 2008 to reduce our market exposure. Partially offsetting this fluctuation was our net operating loss, the majority of which resulted from a non-cash goodwill impairment charge. Investing activities used $8.7 million of cash for the payment to FAMCO in accordance with performance conditions set forth in the purchase agreement and the purchase of fixed assets. Cash of $153.5 million was used in financing activities due in part to a $139.5 million decrease in secured financing activities and $23.8 million utilized to repurchase common stock.

Cash and cash equivalents increased $110.4 million to $150.3 million at December 31, 2007 from 2006. We increased our cash position at the end of 2007 to facilitate liquidity in the event of any credit tightness in the markets at or near year-end. Operating activities provided cash of $135.4 million due to cash received from earnings and a reduction in operating assets. Investing activities used $95.6 million of cash for the acquisitions of FAMCO and Goldbond during 2007 and the purchase of fixed assets. Cash of $70.8 million was provided through financing activities due to a $153.9 million increase in secured financing activities offset in part by $87.5 million utilized to repurchase common stock.

Cash and cash equivalents decreased $21.0 million to $39.9 million at December 31, 2006 from 2005. Operating activities used cash of $72.4 million, as cash paid out for operating assets and liabilities exceeded cash received from earnings. Cash of $707.4 million was provided by investing activities due to the sale of the PCS branch network to UBS. Cash of $657.2 million was used in financing activities. We used the proceeds from the sale of PCS to repay $180 million in subordinated debt and repurchase approximately 1.6 million shares of common stock through an accelerated share repurchase program in the amount of $100 million. In addition, we paid down other short-term borrowings used to finance our continuing operations.

### FUNDING SOURCES

Short-term funding is obtained through the use of repurchase agreements and bank loans and are typically collateralized by the firm's securities inventory. Short-term funding is generally obtained at rates based upon the federal funds rate. We have available both committed and uncommitted short-term financing with a diverse group of banks.

**Uncommitted Lines** – Our uncommitted secured lines total $285 million with four banks. These secured lines are dependent on having appropriate collateral, as determined by the bank agreement, to secure an advance under the line. Collateral limitations could reduce the amount of funding available under these secured lines. We also have a $100 million uncommitted unsecured facility with one of these banks. We use these credit facilities in the ordinary course of business to fund a portion of our daily operations, and the amount borrowed under these facilities varies daily based on our funding needs. These uncommitted lines are discretionary and are not a commitment by the bank to provide an advance under the line. For example, these lines are subject to approval by the respective bank each time an advance is requested and advances may be denied. We continue to manage our relationships with all the banks that provide these uncommitted facilities in order to have appropriate levels of funding for our business.

**Committed Lines** – Our committed line is a $250 million revolving secured credit facility. We use this credit facility in the ordinary course of business to fund a portion of our daily operations, and the amount borrowed under the facility varies daily based on our funding needs. Advances under this facility are secured by certain marketable securities. However, of the $250 million in financing available under this facility, $125 million may only be drawn with specific municipal securities as collateral. The facility includes a covenant that requires us to maintain a minimum net capital of $180 million, and the unpaid principal amount of all advances under the facility will be due on September 25, 2009.

Average net repurchase agreements (excluding repurchase agreements used to facilitate economic hedges) of $171 million and $122 million and short-term bank loans of $68 million and $10 million in 2008 and 2007, respectively, were primarily used to finance inventory as well as customer and trade-related receivables. On December 31, 2008, we had $9 million outstanding in short-term bank financing.

On December 31, 2007, U.S. Bank N.A. agreed to provide up to $50 million in temporary subordinated debt upon approval by the Financial Industry Regulatory Authority ("FINRA"). This facility was not used during 2008, expired on December 26, 2008 and was not renewed.

On February 19, 2008, we also entered into a $600 million revolving credit facility with U.S. Bank N.A. pursuant to which we were permitted to request advances to fund certain short-term municipal securities. Interest was payable monthly, and the unpaid principal amount of all advances was due August 19, 2008. All advances were repaid as of August 19, 2008. We determined we no longer needed this credit facility and it was not renewed.

We currently do not have a credit rating, which may adversely affect our liquidity and increase our borrowing costs by limiting access to sources of liquidity that require a credit rating as a condition to providing funds.

## CONTRACTUAL OBLIGATIONS

In the normal course of business, we enter into various contractual obligations that may require future cash payments. The following table summarizes the contractual amounts at December 31, 2008 in total and by remaining maturity. Excluded from the table are a number of obligations recorded in the consolidated statements of financial condition that generally are short-term in nature, including secured financing transactions, trading liabilities, short-term borrowings and other payables and accrued liabilities.

| *(Dollars in millions)* | 2009 | 2010 through 2011 | 2012 through 2013 | 2014 and thereafter | Total |
|---|---|---|---|---|---|
| Operating lease obligations | 17.4 | 28.1 | 21.8 | 10.7 | 78.0 |
| Purchase commitments | 13.4 | 14.8 | 11.8 | 0.1 | 40.1 |
| Fund commitments[(a)] | – | – | – | – | 3.7 |
| FAMCO contingent consideration[(b)] | – | – | – | – | – |

*(a) The fund commitments have no specified call dates. The timing of capital calls is based on market conditions and investment opportunities.*

*(b) The acquisition of FAMCO included the potential for additional cash consideration to be paid in the form of three annual payments contingent upon revenue exceeding certain revenue run-rate thresholds. The amount of the three annual payments (assuming the revenue run-rate threshold has been met) will be equal to a percentage of earnings before income taxes, depreciation and amortization for the previous year. We made a payment of additional cash consideration of $6.3 million in 2008. The percentage in 2009 and 2010 is 110%. We are unable to make reasonably reliable estimates for the amount of these annual payments, if any.*

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations with variable pricing provisions are included in the table based on the minimum contractual amounts. Certain purchase obligations contain termination or renewal provisions. The table reflects the minimum contractual amounts likely to be paid under these agreements assuming the contracts are not terminated.

The amounts presented in the table above may not necessarily reflect our actual future cash funding requirements, because the actual timing of the future payments made may vary from the stated contractual obligation. In addition, due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits as of December 31, 2008, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority. Therefore, $10.2 million of unrecognized tax benefits have been excluded from the contractual table above. See Note 24 to the consolidated financial statements for a discussion of income taxes.

### CAPITAL REQUIREMENTS

As a registered broker dealer and member firm of FINRA, our U.S. broker dealer subsidiary is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. We have elected to use the alternative method permitted by the uniform net capital rule, which requires that we maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as this is defined in the rule. FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the uniform net capital rule and the net capital rule of FINRA. We expect that these provisions will not impact our ability to meet current and future obligations. We also are subject to certain notification requirements related to withdrawals of excess net capital from our broker dealer subsidiary. At December 31, 2008, our net capital under the SEC's Uniform Net Capital Rule was $210.5 million, and exceeded the minimum net capital required under the SEC rule by $209.5 million.

Although we operate with a level of net capital substantially greater than the minimum thresholds established by FINRA and the SEC, a substantial reduction of our capital would curtail many of our revenue producing activities.

Piper Jaffray Ltd., our broker dealer subsidiary registered in the United Kingdom, is subject to the capital requirements of the U.K. Financial Services Authority. Each of our Piper Jaffray Asia entities licensed by the Hong Kong Securities and Futures Commission is subject to the liquid capital requirements of the Securities and Futures (Financial Resources) Rule promulgated under the Securities and Futures Ordinance.

## Off-Balance Sheet Arrangements

In the ordinary course of business we enter into various types of off-balance sheet arrangements including certain reimbursement guarantees meeting the FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), definition of a guarantee that may require future payments. The following table summarizes our off-balance-sheet arrangements at December 31, 2008 and 2007 as follows:

| EXPIRATION PER PERIOD AT DECEMBER 31, (Dollars in thousands) | 2009 | 2010 | 2011-2012 | 2013-2014 | Later | Total Contractual Amount December 31, 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| Matched-book derivative contracts(1)(2) | $40,295 | $ – | $ – | $75,430 | $6,860,364 | $6,976,089 | $6,967,869 |
| Derivative contracts excluding matched-book derivatives(2) | – | – | 15,000 | 32,070 | 213,485 | 260,555 | 562,706 |
| Loan commitments | – | – | – | – | – | – | – |
| Private equity and other principal investments | – | – | – | – | – | 3,694 | 4,900 |

(1) *Consists of interest rate swaps. We have minimal market risk related to these matched-book derivative contracts, however, we do have counterparty risk with one major financial institution, which is mitigated by collateral deposits. In addition, we have a limited number of counterparties (contractual amount of $254.4 million at December 31, 2008) who are not required to post collateral. Based on market movements, the uncollateralized amounts representing the fair value of the derivative contract can become material, exposing us to the credit risk of these counterparties. As of December 31, 2008, we had $42.4 million of credit exposure with these counterparties, including $20.9 million of credit exposure with one counterparty.*

(2) *We believe the fair value of these derivative contracts is a more relevant measure of the obligations because we believe the notional or contract amount overstates the expected payout. At December 31, 2008 and 2007, the net fair value of these derivative contracts approximated $21.8 million and $18.4 million, respectively.*

## DERIVATIVES

Neither derivatives' notional amounts nor underlying instrument values are reflected as assets or liabilities in our consolidated statements of financial condition. Rather, the market, or fair value, of the derivative transactions are reported in the consolidated statements of financial condition as assets or liabilities in trading securities owned and trading securities sold, but not yet purchased, as applicable. Derivatives are presented on a net-by-counterparty basis when a legal right of offset exists, and on a net-by-cross product basis when applicable provisions are stated in a master netting agreement.

We enter into derivative contracts in a principal capacity as a dealer to satisfy the financial needs of clients. We also use derivative products to hedge the interest rate and market value risks associated with our security positions. Our interest rate hedging strategies may not work in all market environments and as a result may not be effective in mitigating interest rate risk. For a complete discussion of our activities related to derivative products, see Note 5, "Financial Instruments and Other Inventory Positions Owned and Financial Instruments and Other Inventory Positions Sold, but Not Yet Purchased," in the notes to our consolidated financial statements.

## SPECIAL PURPOSE ENTITIES

We enter into arrangements with various special-purpose entities ("SPEs"). SPEs may be corporations, trusts or partnerships that are established for a limited purpose. There are two types of SPEs – qualified SPEs ("QSPEs") and variable interest entities ("VIEs"). A QSPE generally can be described as an entity whose permitted activities are limited to passively holding financial assets and distributing cash flows to investors based on pre-set terms. Our involvement with QSPEs relates to securitization transactions related to our tender option bond program in which highly rated fixed rate municipal bonds are sold to a SPE that qualifies as a QSPE under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities a Replacement of FASB Statement No. 125," ("SFAS 140"). In accordance with SFAS 140 and FIN 46(R), we do not consolidate QSPEs. We recognize the retained interests we hold in the QSPEs at fair value. We derecognize financial assets transferred to QSPEs, provided we have surrendered control over the assets.

The sale of municipal bonds into an SPE trust as part of our TOB program was funded by the sale of variable rate certificates to institutional customers seeking variable rate tax-free investment products. These variable rate certificates reprice weekly. We have contracted with a major third-party financial institution who acts as the liquidity provider for our tender option bond trusts and we have agreed to reimburse the liquidity provider for any losses associated with providing liquidity to the trusts. This liquidity provider has the ability to terminate its agreement and in the third quarter of 2008 the liquidity provider to all of our trusts notified us they will be exiting this line of business in 2009.

In the third quarter of 2008, we made the determination that 23 securitization vehicles ("Securitized Trusts") formerly meeting the definition of QSPE's no longer qualified for off-balance sheet accounting treatment, because we believed it was probable that we would have material involvement with the Securitized Trusts under the terms of our reimbursement obligation to the liquidity provider for the Securitized Trusts. Our obligation under the reimbursement agreement became probable due to severe dislocation in the municipal securities market in the third quarter of 2008. The severe turmoil in the broader debt financial markets created an imbalance in the supply and demand for municipal securities, which resulted in TOB values declining to a value that was less than the outstanding trust certificates, making it probable that we would be obligated to reimburse the liquidity provider for losses under the terms of our reimbursement agreement. We were not able to replace the loss of our liquidity provider (who is exiting the business) at economically viable pricing and made the determination that the variable rate trust certificates will not provide a consistent source of funding for the trusts. We liquidated 19 Securitized Trusts in the fourth quarter of 2008 and expect to liquidate an additional 7 Securitized Trusts in early 2009. We have no plans to continue with our TOB program after the remaining trusts are liquidated.

SPEs that do not meet the QSPE criteria because their permitted activities are not limited sufficiently or control remains with one of the owners are referred to as VIEs. Under FIN 46(R), we consolidate a VIE if we are the primary beneficiary of the entity. The primary beneficiary is the party that either (i) absorbs a majority of the VIEs expected losses; (ii) receives a majority of the VIEs expected residual returns; or (iii) both. At December 31, 2008 we are party to a total of seven TOB securitizations whereby control remained with one of the owners and we are the primary beneficiary of the VIE. Accordingly, we have recorded an asset for the underlying bonds of $84.6 million (par value $113.6 million) and a liability for the certificates sold by the trusts for $88.0 million as of December 31, 2008. See Note 7, "Securitizations," in the notes to our consolidated financial statements for a complete discussion of our securitization activities.

In addition, we have investments in various entities, typically partnerships or limited liability companies, established for the purpose of investing in private or public equity securities and various partnership entities. We commit capital or act as the managing partner or member of these entities. Some of these entities are deemed to be VIEs. For a complete discussion of our activities related to these types of partnerships, see Note 8, "Variable Interest Entities," to our consolidated financial statements included in our Annual Report to Shareholders on Form 10-K for the year ended December 31, 2008.

### LOAN COMMITMENTS

We may commit to short-term bridge-loan financing for our clients or make commitments to underwrite corporate debt. We had no loan commitments outstanding at December 31, 2008.

### PRIVATE EQUITY AND OTHER PRINCIPAL INVESTMENTS

We have committed capital to certain non-consolidated private-equity funds. These commitments have no specified call dates.

### OTHER OFF-BALANCE SHEET EXPOSURE

Our other types of off-balance-sheet arrangements include contractual commitments and guarantees. For a discussion of our activities related to these off-balance sheet arrangements, see Note 16, "Contingencies, Commitments and Guarantees," to our consolidated financial statements.

## Enterprise Risk Management

Risk is an inherent part of our business. In the course of conducting business operations, we are exposed to a variety of risks. Market risk, liquidity risk, credit risk, operational risk, legal, regulatory and compliance risk, and reputational risk are the principal risks we face in operating our business. We seek to identify, assess and monitor each risk in accordance with defined policies and procedures. The extent to which we properly identify and effectively manage each of these risks is critical to our financial condition and profitability.

With respect to market risk and credit risk, the cornerstone of our risk management process is daily communication among traders, trading department management and senior management concerning our inventory positions and overall risk profile. Our risk management functions supplement this communication process by providing their independent perspectives on our market and credit risk profile on a daily basis. The broader goals of our risk management functions are to understand the risk profile of each trading area, to consolidate risk monitoring company-wide, to assist in implementing effective hedging strategies, to articulate large trading or position risks to senior management, and to ensure accurate mark-to-market pricing.

In addition to supporting daily risk management processes on the trading desks, our risk management functions support our market and credit risk committee. This committee oversees risk management practices, including defining acceptable risk tolerances and approving risk management policies.

### MARKET RISK

Market risk represents the risk of financial volatility that may result from the change in value of a financial instrument due to fluctuations in its market price. Our exposure to market risk is directly related to our role as a financial intermediary for our clients, to our market-making activities and our proprietary activities. Market risks inherent to both cash and derivative financial instruments. The scope of our market risk management policies and procedures includes all market-sensitive financial instruments.

Our different types of market risk include:

**Interest Rate Risk** – Interest rate risk represents the potential volatility from changes in market interest rates. We are exposed to interest rate risk arising from changes in the level and volatility of interest rates, changes in the shape of the yield curve, changes in credit spreads, and the rate of prepayments. Interest rate risk is managed through the use of appropriate hedging in U.S. government securities, agency securities, mortgage-backed securities, corporate debt securities, interest rate swaps, options, futures and forward contracts. We utilize interest rate swap contracts to hedge a portion of our fixed income inventory, to hedge residual cash flows from our tender option bond program, and to hedge rate lock agreements and forward bond purchase agreements we may enter into with our public finance customers. Our interest rate hedging strategies may not work in all market environments and as a result may not be effective in mitigating interest rate risk. These interest rate swap contracts are recorded at fair value with the changes in fair value recognized in earnings.

**Equity Price Risk** – Equity price risk represents the potential loss in value due to adverse changes in the level or volatility of equity prices. We are exposed to equity price risk through our trading activities in the U.S. and European markets on both listed and over-the-counter equity markets. We attempt to reduce the risk of loss inherent in our market-making and in our inventory of equity securities by establishing limits on the notional level of our inventory and by managing net position levels with those limits.

**Currency Risk** – Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. A portion of our business is conducted in currencies other than the U.S. dollar, and changes in foreign exchange rates relative to the U.S. dollar can therefore affect the value of non-U.S. dollar net assets, revenues and expenses. A change in the foreign currency rates could create either a foreign currency transaction gain/loss (recorded in our consolidated statements of operations) or a foreign currency translation adjustment to the stockholders' equity section of our consolidated statements of financial condition.

### VALUE-AT-RISK

Value-at-Risk ("VaR") is the potential loss in value of our trading positions due to adverse market movements over a defined time horizon with a specified confidence level. We perform a daily VaR analysis on substantially all of our trading positions, including fixed income, equities, convertible bonds, exchange traded options, and all associated economic hedges. These positions encompass both customer-related activities and proprietary investments. We use a VaR model because it provides a common metric for assessing market risk across business lines and products. Changes in VaR between reporting periods are generally due to changes in levels of risk exposure, volatilities and/or correlations among asset classes and individual securities.

In the first quarter of 2008, we changed the underlying methodology used to calculate our VaR from a historical simulation model to a Monte Carlo simulation model after implementing a new market risk management system. Historical simulation assumes that returns in the future will have the same distribution they had in the past. Monte Carlo simulation, in comparison, generates scenarios of random market moves and revalues the portfolio given each of those market moves. We believe that a Monte Carlo simulation is an enhanced VaR methodology. In addition, the Monte Carlo simulation model can better account for options and other instruments that contain optionality. The new system also provides us with better modeling of the correlations among all of our asset classes. All prior year data has been restated to reflect the change in methodology.

Model-based VaR derived from simulation has inherent limitations including: reliance on historical data to predict future market risk; VaR calculated using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or offset with hedges within one day; and published VaR results reflect past trading positions while future risk depends on future positions.

The modeling of the market risk characteristics of our trading positions involves a number of assumptions and approximations. While we believe that these assumptions and approximations are reasonable, different assumptions and approximations could produce materially different VaR estimates.

There can be no assurance that actual losses occurring on any given day arising from changes in market conditions will not exceed the VaR amounts shown below or that such losses will not occur more than once in a 20-day trading period. In addition, different VaR methodologies and distribution assumptions could produce materially different VaR numbers. Changes in VaR between reporting periods are generally due to changes in levels of risk exposure, volatilities and/or correlations among asset classes.

We report an empirical VaR based on net realized trading revenue volatility. Empirical VaR presents an inclusive measure of our historical risk exposure, as it incorporates virtually all trading activities and types of risk including market, credit, liquidity and operational risk. The table below presents VaR using the past 250 days of net trading revenue. Consistent with industry practice, when calculating VaR we use a 95 percent confidence level and a one-day time horizon for calculating both empirical and simulated VaR. This means that, over time, there is a 1 in 20 chance that daily trading net revenues will fall below the expected daily trading net revenues by an amount at least as large as the reported VaR.

The following table quantifies the empirical VaR for each component of market risk at the dates indicated:

| At December 31, *(Dollars in thousands)* | **2008** | 2007 |
|---|---|---|
| Interest Rate Risk | **$2,494** | $2,085 |
| Equity Price Risk | **334** | 448 |
| Diversification Effect(1) | **(416)** | (736) |
| Total Value-at-Risk | **$2,412** | $1,797 |

*(1) Equals the difference between total VaR and the sum of the VaRs for the two risk categories. This effect arises because the two market risk categories are not perfectly correlated.*

We view average VaR over a period of time as more representative of trends in the business than VaR at any single point in time. The table below illustrates the daily high, low and average value-at-risk calculated for each component of market risk during the years ended December 31, 2008.

| FOR THE YEAR ENDED DECEMBER 31, 2008 *(Dollars in thousands)* | High | Low | Average |
|---|---|---|---|
| Interest Rate Risk | $4,357 | $554 | $1,956 |
| Equity Price Risk | 1,836 | 78 | 489 |
| Diversification Effect(1) | | | (602) |
| Total Value-at-Risk | 3,704 | 584 | 1,843 |

*(1) Equals the difference between total VaR and the sum of the VaRs for the two risk categories. This effect arises because the two market risk categories are not perfectly correlated. Because high and low VaR numbers for these risk categories may have occurred on different days, high and low numbers for diversification benefit would not be meaningful.*

Supplementary measures employed by Piper Jaffray to monitor and manage market risk exposure include the following: net market position, duration exposure, option sensitivities, and inventory turnover. All metrics are aggregated by asset concentration and are used for monitoring limits and exception approvals.

The aggregate VaR as of December 31, 2008 increased compared to levels reported as of December 31, 2007 due to increased market volatility and lower correlations, as well as the increase in municipal exposure related to the TOB program that was brought on-balance sheet at the end of the third quarter of 2008 and managed throughout the fourth quarter of 2008. We continue to manage the TOB program assets as part of our overall risk management metrics and limits.

In early 2009 our aggregate VaR is relatively lower with respect to the levels reported as of December 31, 2008.

**LIQUIDITY RISK**

Market risk can be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. Depending on the specific security, the structure of the financial product, and/or overall market conditions, we may be forced to hold onto a security for substantially longer than we had planned. Our inventory positions subject us to potential financial losses from the reduction in value of illiquid positions.

We are also exposed to liquidity risk in our day-to-day funding activities. We have a relatively low leverage ratio of 1.7 as of December 31, 2008 and net capital of $210.5 million in our U.S. broker dealer as of December 31, 2008. We manage liquidity risk by diversifying our funding sources across products and among individual counterparties within those products. For example, our treasury department actively manages the use of repurchase agreements and secured and unsecured bank borrowings each day depending on pricing, availability of funding, available collateral and lending parameters from any one of these sources. We also added a committed bank line to our funding sources during the third quarter of 2008 to further manage liquidity risk.

In addition to managing our capital and funding, the treasury department oversees the management of net interest income risk and the overall use of our capital, funding, and balance sheet.

As discussed within "Liquidity, Funding and Capital Resources" above, the turmoil in the credit markets during 2008 disrupted traditional sources of liquidity for variable rate demand notes, auction rate municipal securities and variable rate municipal trust certificates, which support our tender option bond program.

We currently act as the remarketing agent for approximately $7.5 billion of variable rate demand notes, which all have a financial institution providing a liquidity guarantee. As remarketing agent for our clients' variable rate demand notes, we are the first source of liquidity for sellers of these instruments. At certain times, demand from buyers of variable rate demand notes is less than the supply generated by sellers of these instruments. In times of supply and demand imbalance we may (but are not obligated to) facilitate liquidity by purchasing variable rate demand notes from sellers for our own account. Our liquidity risk related to variable rate demand notes is ultimately mitigated by our ability to tender these securities back to the financial institution providing the liquidity guarantee. We experienced this supply and demand imbalance during the third quarter of 2008 and began tendering these securities back to the financial institutions that provide liquidity guarantees for these securities. During the fourth quarter of 2008, credit markets normalized for variable rate demand notes and we have experienced trading activity and inventory levels consistent with historical trends.

We currently act as the broker-dealer for approximately $231 million of auction rate municipal securities, all of which are insured by monolines. Demand by investors for auction rate securities backed by certain monoline insurers declined significantly in the first quarter of 2008 and we increased our inventory positions in early 2008 in an effort to facilitate liquidity. The market for auction rate securities has ceased to function and as a result we have been working with the underlying municipal issuers to restructure their outstanding auction rate debt into something more market-acceptable. As of February 20, 2009, our inventory position was reduced to $18 million in these securities.

As of December 31, 2008, our tender option bond program had securitized $113.6 million in par value ($84.6 million in market value) of municipal bonds in 7 trusts. Each municipal bond is sold into a trust that is funded by the sale of variable rate municipal trust certificates to institutional customers seeking variable rate tax-free investment products. We act as the remarketing agent for all of these trusts. The credit market turmoil impacted our TOB program in the third quarter of 2008 and as a result we decided to discontinue the program as we believe that the TOB trusts will not have long-term lives as we originally expected. This decision was based on the trusts' liquidity provider deciding to discontinue providing liquidity and the belief that the variable rate municipal trust certificates that support our program will no longer be a consistent source of funding. A reduction in the variable rate municipal trust certificates without a corresponding liquidation of the underlying bonds, results in additional funding needs that need to be financed through our overnight bank lines or repurchase agreements. In certain cases we anticipate retaining the underlying bonds for a period of time. Discontinuing the TOB program meets two key objectives during this time of market turmoil. First, it removes a potential funding risk to the existing TOB program, and second it helps manage our overall municipal exposure prudently relative to the overall risk framework that we maintain for the firm. See "Off-Balance Sheet Arrangements – Special Purpose Entities" above, for further discussion of our TOB program.

### CREDIT RISK

Credit risk in our business arises from potential non-performance by counterparties, customers, borrowers or issuers of securities we hold in our trading inventory. The global credit crisis also has created increased credit risk, particularly counterparty risk, as the interconnectedness of the financial markets has caused market participants to be impacted by systemic pressure, or contagion, that results from the failure or expected failure of large market participants.

We maintain counterparty credit exposure with six non-publicly rated municipalities totaling $42.4 million at December 31, 2008. This counterparty credit exposure is part of our matched-book derivative program, consisting primarily of interest rate swaps. One derivative counterparty represents 49 percent or $20.9 million in credit exposure. Credit exposure associated with our derivative counterparties is driven by uncollateralized market movements in the fair value of the contracts and is monitored regularly by our market and credit risk committee.

We are exposed to credit risk in our role as a trading counterparty to dealers and customers, as a holder of securities and as a member of exchanges and clearing organizations. Our client activities involve the execution, settlement and financing of various transactions. Client activities are transacted on a delivery versus payment, cash or margin basis. Our credit exposure to institutional client business is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.

Credit exposure associated with our customer margin accounts in the U.S. and Hong Kong is monitored daily. Our risk management functions have created credit risk policies establishing appropriate credit limits and collateralization thresholds for our customers utilizing margin lending. In the fourth quarter of 2008, we elected to exit the Hong Kong retail business, which will reduce our margin lending exposure in 2009.

Credit exposure associated with our bridge-loan financings is monitored regularly by our market and credit risk committee. Bridge-loan financings that have been funded are recorded in other assets at amortized cost on the consolidated statement of financial condition. At December 31, 2008 we had two bridge-loan financings funded totaling $19.8 million. One bridge loan totaling $11.9 million is in default as of December 31, 2008; however, we currently believe that the value of our secured collateral exceeds $11.9 million and accordingly we have not recorded an impairment loss on this loan as of December 31, 2008.

Our risk management functions review risk associated with institutional counterparties with whom we hold repurchase and resale agreement facilities, stock borrow or loan facilities, derivatives, TBAs and other documented institutional counterparty agreements that may give rise to credit exposure. Counterparty levels are established relative to the level of counterparty ratings and potential levels of activity. In the third quarter of 2008 a major investment bank, Lehman Brothers Holdings Inc. ("Lehman"), filed for bankruptcy protection exposing us to $3.0 million in unsecured receivables for which we are fully reserved.

We are subject to credit concentration risk if we hold large individual securities positions, execute large transactions with individual counterparties or groups of related counterparties, extend large loans to individual borrowers or make substantial underwriting commitments. Concentration risk can occur by industry, geographic area or type of client. Potential credit concentration risk is carefully monitored and is managed through the use of policies and limits.

We also are exposed to the risk of loss related to changes in the credit spreads of debt instruments. Credit spread risk arises from potential changes in an issuer's credit rating or the market's perception of the issuer's credit worthiness.

### OPERATIONAL RISK

Operational risk refers to the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. We rely on the ability of our employees, our internal systems and processes and systems at computer centers operated by third parties to process a large number of transactions. In the event of a breakdown or improper operation of our systems or processes or improper action by our employees or third-party vendors, we could suffer financial loss, regulatory sanctions and damage to our reputation. We have business continuity plans in place that we believe will cover critical processes on a company-wide basis, and redundancies are built into our systems as we have deemed appropriate. These control mechanisms attempt to ensure that operations policies and procedures are being followed and that our various businesses are operating within established corporate policies and limits.

### LEGAL, REGULATORY AND COMPLIANCE RISK

Legal, regulatory and compliance risk includes the risk of non-compliance with applicable legal and regulatory requirements and the risk that a counterparty's performance obligations will be unenforceable. We are generally subject to extensive regulation in the various jurisdictions in which we conduct our business. We have established procedures that are designed to ensure compliance with applicable statutory and regulatory requirements, including, but not limited to, those related to regulatory net capital requirements, sales and trading practices, use and safekeeping of customer funds and securities, credit extension, money-laundering, privacy and recordkeeping.

We have established internal policies relating to ethics and business conduct, and compliance with applicable legal and regulatory requirements, as well as training and other procedures designed to ensure that these policies are followed.

### REPUTATION AND OTHER RISK

We recognize that maintaining our reputation among clients, investors, regulators and the general public is critical. Maintaining our reputation depends on a large number of factors, including the conduct of our business activities and the types of clients and counterparties with whom we conduct business. We seek to maintain our reputation by conducting our business activities in accordance with high ethical standards and performing appropriate reviews of clients and counterparties.

## Effects of Inflation

Because our assets are liquid in nature, they are not significantly affected by inflation. However, the rate of inflation affects our expenses, such as employee compensation, office space leasing costs and communications charges, which may not be readily recoverable in the price of services we offer to our clients. To the extent inflation results in rising interest rates and has other adverse effects upon the securities markets, it may adversely affect our financial position and results of operations.

## CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements and are subject to significant risks and uncertainties that are difficult to predict. These forward-looking statements cover, among other things, statements made about general economic and market conditions, our current deal pipelines, the environment and prospects for capital markets transactions and activity, management expectations, anticipated financial results (including expectations regarding revenue and expense levels, the compensation ratio, and break-even performance), liquidity and capital resources, expectations regarding inventory positions, changes in our accounting policy related to stock-based compensation, our financial restatement, or other similar matters. These statements involve inherent risks and uncertainties, both known and unknown, and important factors could cause actual results to differ materially from those anticipated or discussed in the forward-looking statements including (1) market and economic conditions or developments may be unfavorable, including in specific sectors in which we operate, and these conditions or developments (including market fluctuations or volatility) may adversely affect the environment for capital markets transactions and activity and our business, revenue levels and profitability, (2) the volume of anticipated investment banking transactions as reflected in our deal pipelines (and the net revenues we earn from such transactions) may differ from expected results if any transactions are delayed or not completed at all or if the terms of any transactions are modified, (3) we may not be able to compete successfully with other companies in the financial services industry, (4) our ability to manage expenses to attain break-even performance at reduced revenue levels may be limited by the fixed nature of certain expenses as well as the impact from unanticipated expenses during the year, (5) an inability to access capital readily or on terms favorable to us could impair our ability to fund operations and could jeopardize our financial condition, (6) an inability to readily divest or transfer inventory positions may result in future inventory levels that differ from management's expectations and potential financial losses from a decline in value of illiquid positions, (7) the use of estimates and valuations in the application of our accounting policies, particularly our critical accounting policies, require significant estimation and judgment by management, (8) the results of the audit of our restated financial information could require adjustments to such information, and (9) the other factors described under "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2008, as well as those factors discussed under "External Factors Impacting Our Business" included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2008, and updated in our subsequent reports filed with the SEC (available at our Web site at www.piperjaffray.com and at the SEC Web site at www.sec.gov). Forward-looking statements speak only as of the date they are made, and readers are cautioned not to place undue reliance on them. We undertake no obligation to update them in light of new information or future events.

# INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment and those criteria, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2008.

Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements of Piper Jaffray Companies included in this Annual Report on Form 10-K, has audited the effectiveness of internal control over financial reporting as of December 31, 2008. Their report, which expresses an unqualified opinion on the effectiveness of Piper Jaffray Companies' internal control over financial reporting as of December 31, 2008, is included herein.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Piper Jaffray Companies

We have audited Piper Jaffray Companies' (the Company) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Piper Jaffray Companies' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Piper Jaffray Companies maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2008 consolidated financial statements of Piper Jaffray Companies and our report dated February 27, 2009, expressed an unqualified opinion thereon.

Ernst + Young LLP

Minneapolis, Minnesota
February 27, 2009

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Piper Jaffray Companies

We have audited the accompanying consolidated statements of financial condition of Piper Jaffray Companies (the Company) as of December 31, 2008, 2007 and 2006 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Piper Jaffray Companies at December 31, 2008, 2007 and 2006 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The consolidated financial statements as of December 31, 2007 and 2006 and for the years then ended were restated as discussed in Note 1.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Piper Jaffray Companies' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission and our report, dated February 27, 2009, expressed an unqualified opinion thereon.

Ernst + Young LLP

Minneapolis, Minnesota
February 27, 2009

# CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

| *(Amounts in thousands, except share data)* | **December 31, 2008** | December 31, 2007 | December 31, 2006 |
|---|---|---|---|
| | | *(Restated)* | *(Restated)* |
| **Assets** | | | |
| Cash and cash equivalents | **$ 49,848** | $ 150,348 | $ 39,903 |
| Cash and cash equivalents segregated for regulatory purposes | **20,005** | – | 25,000 |
| Receivables: | | | |
| Customers | **39,228** | 124,329 | 51,441 |
| Brokers, dealers and clearing organizations | **122,120** | 87,668 | 312,874 |
| Deposits with clearing organizations | **28,471** | 30,649 | 30,223 |
| Securities purchased under agreements to resell | **65,237** | 52,931 | 139,927 |
| Securitized municipal tender option bonds | **84,586** | 49,526 | 51,184 |
| Financial instruments and other inventory positions owned | **380,812** | 500,809 | 725,500 |
| Financial instruments and other inventory positions owned and pledged as collateral | **112,023** | 242,214 | 89,842 |
| Total financial instruments and other inventory positions owned | **492,835** | 743,023 | 815,342 |
| Fixed assets (net of accumulated depreciation and amortization of $59,485, $55,508 and $48,603, respectively) | **20,034** | 27,208 | 25,289 |
| Goodwill | **160,582** | 284,804 | 231,567 |
| Intangible assets (net of accumulated amortization of $8,230, $5,609 and $3,333, respectively) | **14,523** | 17,144 | 1,467 |
| Other receivables | **36,951** | 38,219 | 39,347 |
| Other assets | **185,738** | 154,137 | 113,088 |
| Total assets | **$1,320,158** | $1,759,986 | $1,876,652 |
| **Liabilities and Shareholders' Equity** | | | |
| Short-term bank financing | **$ 9,000** | $ – | $ – |
| Payables: | | | |
| Customers | **34,188** | 91,272 | 83,899 |
| Checks and drafts | **4,397** | 7,444 | 13,828 |
| Brokers, dealers and clearing organizations | **10,049** | 23,675 | 210,955 |
| Securities sold under agreements to repurchase | **106,372** | 247,202 | 91,293 |
| Tender option bond trust certificates | **87,982** | 48,519 | 50,065 |
| Financial instruments and other inventory positions sold, but not yet purchased | **143,213** | 176,191 | 217,584 |
| Accrued compensation | **98,150** | 187,180 | 208,734 |
| Other liabilities and accrued expenses | **78,828** | 83,356 | 95,438 |
| Total liabilities | **572,179** | 864,839 | 971,796 |
| Shareholders' equity: | | | |
| Common stock, $0.01 par value: | | | |
| Shares authorized: 100,000,000 at December 31, 2008, 2007 and 2006; Shares issued: 19,498,488 at December 31, 2008; 19,494,488 at December 31, 2007 and 19,487,319 at December 31, 2006 Shares outstanding: 15,684,433 at December 31, 2008; 15,662,835 at December 31, 2007 and 16,984,474 at December 31, 2006 | **195** | 195 | 195 |
| Additional paid-in capital | **808,358** | 780,394 | 744,173 |
| Retained earnings | **124,824** | 307,799 | 285,856 |
| Less common stock held in treasury, at cost: 3,814,055 shares at December 31, 2008; 3,831,653 shares at December 31, 2007 and 2,502,845 shares at December 31, 2006 | **(183,935)** | (194,461) | (126,026) |
| Other comprehensive income/(loss) | **(1,463)** | 1,220 | 658 |
| Total shareholders' equity | **747,979** | 895,147 | 904,856 |
| Total liabilities and shareholders' equity | **$1,320,158** | $1,759,986 | $1,876,652 |

*See Notes to Consolidated Financial Statements*

# CONSOLIDATED STATEMENTS OF OPERATIONS

| YEAR ENDED DECEMBER 31, *(Amounts in thousands, except per share data)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| | | *(Restated)* | *(Restated)* |
| **Revenues:** | | | |
| Investment banking | **$ 159,747** | $302,428 | $298,309 |
| Institutional brokerage | **117,201** | 151,464 | 160,502 |
| Interest | **48,496** | 60,873 | 64,110 |
| Asset management | **16,969** | 6,446 | 222 |
| Other income | **2,639** | 6,856 | 14,208 |
| Total revenues | **345,052** | 528,067 | 537,351 |
| Interest expense | **18,655** | 23,689 | 32,303 |
| Net revenues | **326,397** | 504,378 | 505,048 |
| **Non-interest expenses:** | | | |
| Compensation and benefits | **249,438** | 329,811 | 357,904 |
| Occupancy and equipment | **33,034** | 32,482 | 30,660 |
| Communications | **25,098** | 24,772 | 23,189 |
| Floor brokerage and clearance | **12,787** | 14,701 | 13,292 |
| Marketing and business development | **25,249** | 26,619 | 24,664 |
| Outside services | **41,212** | 34,594 | 28,053 |
| Restructuring-related expenses | **17,865** | – | – |
| Goodwill impairment | **130,500** | – | – |
| Other operating expenses | **14,821** | 10,970 | (6,062) |
| Total non-interest expenses | **550,004** | 473,949 | 471,700 |
| **Income/(loss) from continuing operations before income tax expense/(benefit)** | **(223,607)** | 30,429 | 33,348 |
| Income tax expense/(benefit) | **(40,133)** | 5,790 | 10,210 |
| **Net income/(loss) from continuing operations** | **(183,474)** | 24,639 | 23,138 |
| **Discontinued operations:** | | | |
| Income/(loss) from discontinued operations, net of tax | **499** | (2,696) | 172,287 |
| **Net income/(loss)** | **$(182,975)** | $ 21,943 | $195,425 |
| **Earnings per basic common share** | | | |
| Income/(loss) from continuing operations | **$ (11.59)** | $ 1.50 | $ 1.29 |
| Income/(loss) from discontinued operations | **0.03** | (0.16) | 9.57 |
| Earnings per basic common share | **$ (11.55)** | $ 1.33 | $ 10.86 |
| **Earnings per diluted common share** | | | |
| Income/(loss) from continuing operations | **$ (11.59)** | $ 1.36 | $ 1.19 |
| Income/(loss) from discontinued operations | **0.03** | (0.15) | 8.88 |
| Earnings per diluted common share | **$ (11.55)**[(1)] | $ 1.21 | $ 10.07 |
| **Weighted average number of common shares outstanding** | | | |
| Basic | **15,837** | 16,474 | 18,002 |
| Diluted | **18,198** | 18,117 | 19,399 |

*(1) In accordance with SFAS 128, earnings per diluted common share is calculated using the basic weighted average number of common shares outstanding in periods a loss is incurred.*

*See Notes to Consolidated Financial Statements*

# CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| *(Amounts in thousands, except share amounts)* | Common Shares Outstanding | Common Stock | Additional Paid-In Capital | Retained Earnings | Treasury Stock | Other Comprehensive Income/(Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| **Balance at December 31, 2005** | 18,365,177 | $195 | $704,005 | $ 90,431 | $ (35,422) | $(4,382) | $ 754,827 |
| Net income | – | – | – | 195,425 | – | – | 195,425 |
| Amortization/issuance of restricted stock | – | – | 38,138 | – | – | – | 38,138 |
| Amortization/issuance of stock options | – | – | 2,436 | – | – | – | 2,436 |
| Adjustment to unrecognized pension cost, net of tax | – | – | – | – | – | 2,988 | 2,988 |
| Foreign currency translation adjustment | – | – | – | – | – | 2,052 | 2,052 |
| Repurchase of common stock | (1,648,527) | – | – | – | (100,000) | – | (100,000) |
| Reissuance of treasury shares | 267,824 | – | (406) | – | 9,396 | – | 8,990 |
| **Balance at December 31, 2006** *(Restated)* | 16,984,474 | $195 | $744,173 | $ 285,856 | $(126,026) | $ 658 | $ 904,856 |
| Net income | – | – | – | 21,943 | – | – | 21,943 |
| Amortization/issuance of restricted stock | – | – | 47,314 | – | – | – | 47,314 |
| Amortization/issuance of stock options | – | – | 2,498 | – | – | – | 2,498 |
| Adjustment to unrecognized pension cost, net of tax | – | – | – | – | – | (206) | (206) |
| Foreign currency translation adjustment | – | – | – | – | – | 768 | 768 |
| Repurchase of common stock | (1,590,477) | – | – | – | (79,971) | – | (79,971) |
| Reissuance of treasury shares | 261,669 | – | (14,056) | – | 11,536 | – | (2,520) |
| Shares reserved to meet deferred compensation obligations | 7,169 | – | 465 | – | – | – | 465 |
| **Balance at December 31, 2007** *(Restated)* | 15,662,835 | $195 | $780,394 | $ 307,799 | $(194,461) | $ 1,220 | $ 895,147 |
| Net loss | – | – | – | (182,975) | – | – | (182,975) |
| Amortization/issuance of restricted stock | – | – | 55,702 | – | – | – | 55,702 |
| Amortization/issuance of stock options | – | – | 1,832 | – | – | – | 1,832 |
| Adjustment to unrecognized pension cost, net of tax | – | – | – | – | – | 220 | 220 |
| Foreign currency translation adjustment | – | – | – | – | – | (2,903) | (2,903) |
| Repurchase of common stock | (444,225) | – | – | – | (14,990) | – | (14,990) |
| Reissuance of treasury shares | 461,823 | – | (29,833) | – | 25,516 | – | (4,317) |
| Shares reserved to meet deferred compensation obligations | 4,000 | – | 263 | – | – | – | 263 |
| **Balance at December 31, 2008** | 15,684,433 | $195 | $808,358 | $ 124,824 | $(183,935) | $(1,463) | $ 747,979 |

*See Notes to Consolidated Financial Statements*

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| YEAR ENDED DECEMBER 31, *(Dollars in thousands)* | 2008 | 2007 *(Restated)* | 2006 *(Restated)* |
|---|---|---|---|
| **Operating Activities:** | | | |
| Net income/(loss) | **$(182,975)** | $ 21,943 | 195,425 |
| Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities: | | | |
| Depreciation and amortization of fixed assets | **8,952** | 9,085 | 12,644 |
| Gain on sale of PCS branch network | **–** | – | (381,030) |
| Deferred income taxes | **(5,824)** | (14,728) | (20,276) |
| Loss/(Gain) on disposal of fixed assets | **–** | 292 | 12,392 |
| Stock-based compensation | **21,331** | 59,700 | 84,038 |
| Amortization of intangible assets | **2,621** | 2,276 | 1,600 |
| Goodwill impairment | **130,500** | – | – |
| Decrease/(increase) in operating assets: | | | |
| Cash and cash equivalents segregated for regulatory purposes | **(20,005)** | 25,000 | (25,000) |
| Receivables: | | | |
| Customers | **87,231** | (42,747) | 499 |
| Brokers, dealers and clearing organizations | **(34,800)** | 225,311 | (13,679) |
| Deposits with clearing organizations | **2,178** | (327) | 34,156 |
| Securities purchased under agreements to resell | **(12,306)** | 86,996 | 82,917 |
| Securitized municipal tender option bonds | **(35,060)** | 1,658 | (6,091) |
| Net financial instruments and other inventory positions owned | **216,670** | 31,152 | (221,250) |
| Other receivables | **529** | 14,439 | (14,721) |
| Other assets | **(26,895)** | (21,210) | (25,357) |
| Increase/(decrease) in operating liabilities: | | | |
| Payables: | | | |
| Customers | **(57,171)** | (17,746) | 10,093 |
| Checks and drafts | **(3,047)** | (6,405) | (39,476) |
| Brokers, dealers and clearing organizations | **(17,396)** | (187,745) | 189,378 |
| Securities sold under agreements to repurchase | **(1,372)** | 1,983 | (10,703) |
| Tender option bond trust certificates | **39,463** | (1,546) | 5,130 |
| Accrued compensation | **(46,959)** | (33,155) | 5,710 |
| Other liabilities and accrued expenses | **(3,547)** | (18,849) | 2,355 |
| Assets held for sale | **–** | – | 75,021 |
| Liabilities held for sale | **–** | – | (26,182) |
| Net cash provided by/(used in) operating activities | **62,118** | 135,377 | (72,407) |
| **Investing Activities:** | | | |
| Sale of PCS branch network | **–** | – | 715,684 |
| Business acquisition, net of cash acquired | **(6,278)** | (85,889) | – |
| Purchases of fixed assets, net | **(2,390)** | (9,669) | (8,314) |
| Net cash provided by/(used in) investing activities | **(8,668)** | (95,558) | 707,370 |
| **Financing Activities:** | | | |
| Increase/(decrease) in securities sold under agreements to repurchase | **(139,458)** | 153,926 | (234,676) |
| Increase/(decrease) in short-term bank financing | **9,000** | – | (143,790) |
| Repayment of subordinated debt | **–** | – | (180,000) |
| Repurchase of common stock | **(23,834)** | (87,542) | (100,000) |
| Excess tax benefits from stock-based compensation | **786** | 2,070 | – |
| Proceeds from stock option transactions | **36** | 2,383 | 1,308 |
| Net cash provided by/(used in) financing activities | **(153,470)** | 70,837 | (657,158) |
| Currency adjustment: | | | |
| Effect of exchange rate changes on cash | **(480)** | (211) | 1,229 |
| Net increase/(decrease) in cash and cash equivalents | **(100,500)** | 110,445 | (20,966) |
| Cash and cash equivalents at beginning of period | **150,348** | 39,903 | 60,869 |
| Cash and cash equivalents at end of period | **$ 49,848** | $ 150,348 | $ 39,903 |
| Supplemental disclosure of cash flow information — | | | |
| Cash paid/(received) during the period for: | | | |
| Interest | **$ 20,989** | $ 22,813 | $ 41,475 |
| Income taxes | **$ (4,778)** | $ 553 | $ 204,896 |
| Non-cash financing activities — | | | |
| Issuance of common stock for retirement plan obligations: | | | |
| 90,140 shares, 15,788 shares and 331,434 shares for the years ended December 31, 2008, 2007, and 2006, respectively | **$ 3,704** | $ 1,063 | 9,013 |

*See Notes to Consolidated Financial Statements*

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## Note 1 | Background

Piper Jaffray Companies is the parent company of Piper Jaffray & Co. ("Piper Jaffray"), a securities broker dealer and investment banking firm; Piper Jaffray Ltd., a firm providing securities brokerage and investment banking services in Europe headquartered in London, England; Piper Jaffray Asia Holdings Limited, an entity providing investment banking services in China headquartered in Hong Kong; Fiduciary Asset Management, LLC ("FAMCO"), an entity providing asset management services to clients through separately managed accounts and closed end funds offering an array of investment products; Piper Jaffray Financial Products Inc. and Piper Jaffray Financial Products II Inc., entities that facilitate customer derivative and inventory hedging transactions; and other immaterial subsidiaries. Piper Jaffray Companies and its subsidiaries (collectively, the "Company") operate as one reporting segment providing investment banking services, institutional sales, trading and research services, and asset management services. As discussed more fully in Note 4, the Company completed the sale of its Private Client Services branch network and certain related assets to UBS Financial Services, Inc., a subsidiary of UBS AG ("UBS"), on August 11, 2006, thereby exiting the Private Client Services ("PCS") business.

### RESTATEMENT OF 2006 AND 2007 ANNUAL AND 2008 INTERIM FINANCIAL STATEMENTS

On February 2, 2009, the Company filed a Form 8-K reporting that the Company's previously issued (i) interim financial statements included in its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2008 and (ii) annual financial statements for the years ended December 31, 2007 and 2006 included in its Annual Report on Form 10-K (collectively, the "Affected Financial Statements") and the related reports of its independent registered public accounting firm, Ernst & Young LLP, should no longer be relied upon.

As part of the compensation paid to employees, the Company uses stock-based compensation, consisting of restricted stock and stock options. Since January 1, 2006, the Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" (SFAS 123(R)). Stock-based compensation was generally amortized on a straight-line basis over the vesting period of the award, which was typically three years. The majority of restricted stock and option grants provide for continued vesting after termination, provided that the employee does not violate certain post-termination restrictions as set forth in the award agreements or any agreements entered into upon termination. Management's interpretation was that the post-termination restrictions met the SFAS 123(R) definition of an in-substance service condition. Therefore, the Company considered the required service period to be the greater of the vesting period or the post-termination restricted period.

In the fourth quarter of 2008, management re-evaluated whether the post-termination restrictions of certain equity awards would continue to meet the criteria for an in-substance service condition given the historic changes to the industry. Following an extensive analysis, management concluded in January 2009, in consultation with the Company's auditors, that the post-termination restrictions had never met the criteria for an in-substance service condition for awards granted since January 1, 2006 based on the manner in which those complex criteria are interpreted in practice. This determination necessitated a restatement of the Affected Financial Statements to recognize expense for all of those equity awards in the year in which those awards were deemed to be earned, rather than over the three-year vesting period.

The total expense impact resulting from the revised stock-based compensation treatment was $51.7 million after-tax ($81.5 million pre-tax) for the three year period ended December 31, 2008, which includes the unamortized expense for the affected equity awards that were granted in 2008, 2007 and 2006 and an accrual for the equity awards earned in 2008 that will be granted in February 2009. The total expense was largely non-cash. The cumulative impact on shareholders' equity as of December 31, 2008 was an increase of $13.5 million, essentially all driven by the deferred tax benefit associated with the increase in expense.

The line items impacted by the restatement are as follows:

| YEAR ENDED DECEMBER 31, *(Dollars in thousands, except per share data)* | 2007 *(As Reported)* | 2007 *(Restated)* | 2006 *(As Reported)* | 2006 *(Restated)* |
|---|---|---|---|---|
| **Statement of operations data:** | | | | |
| Other income | $ 1,400 | $ 6,856 | $ 12,094 | $ 14,208 |
| Net revenues | 498,922 | 504,378 | 502,934 | 505,048 |
| Compensation and benefits | 291,870 | 329,811 | 291,265 | 357,904 |
| Total non-interest expense | 436,008 | 473,949 | 405,061 | 471,700 |
| Income from continuing operations before income tax expense | 62,914 | 30,429 | 97,873 | 33,348 |
| Income tax expense | 17,887 | 5,790 | 34,974 | 10,210 |
| Net income from continuing operations | 45,027 | 24,639 | 62,899 | 23,138 |
| Net income/(loss) from discontinued operations, net of tax | (2,811) | (2,696) | 172,354 | 172,287 |
| Net income | 42,216 | 21,943 | 235,253 | 195,425 |
| **Earnings per basic common share data:** | | | | |
| Income from continuing operations | $ 2.73 | $ 1.50 | $ 3.49 | $ 1.29 |
| Income/(loss) from discontinued operations | (0.17) | (0.16) | 9.57 | 9.57 |
| Earnings per basic common share | 2.56 | 1.33 | 13.07 | 10.86 |
| **Earnings per diluted common share data:** | | | | |
| Income from continuing operations | $ 2.59 | $ 1.36 | $ 3.32 | $ 1.19 |
| Income/(loss) from discontinued operations | (0.16) | (0.15) | 9.09 | 8.88 |
| Earnings per diluted common share | 2.43 | 1.21 | 12.40 | 10.07 |
| **Weighted average number of common shares outstanding:** | | | | |
| Diluted | 17,355 | 18,117 | 18,968 | 19,399 |
| **Statement of financial condition data:** | | | | |
| Other assets | $ 117,307 | $ 154,137 | $ 88,283 | $ 113,088 |
| Total assets | 1,723,156 | 1,759,986 | 1,851,847 | 1,876,652 |
| Accrued compensation | 132,908 | 187,180 | 164,346 | 208,734 |
| Total liabilities | 810,567 | 864,839 | 927,408 | 971,796 |
| Additional paid-in capital | 737,735 | 780,394 | 723,928 | 744,173 |
| Retained earnings | 367,900 | 307,799 | 325,684 | 285,856 |
| Total shareholders' equity | 912,589 | 895,147 | 924,439 | 904,856 |

In conjunction with the above changes, the restatement also affects Note 12, Note 19, Note 21 and Note 24.

## Note 2 | Summary of Significant Accounting Policies

### PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Piper Jaffray Companies, its subsidiaries, and all other entities in which the Company has a controlling financial interest. All material intercompany accounts and transactions have been eliminated. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity ("VIE"), a special-purpose entity ("SPE"), or a qualifying special-purpose entity ("QSPE") under U.S. generally accepted accounting principles.

Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. Voting interest entities, where we have a majority interest, are consolidated in accordance with Accounting Research Bulletin No. 51, "Consolidated Financial Statements," ("ARB 51"), as amended. ARB 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the Company consolidates voting interest entities in which it has all, or a majority of, the voting interest.

As defined in Financial Accounting Standards Board Interpretation No. 46(R), "Consolidation of Variable

Interest Entities," ("FIN 46(R)"), VIEs are entities that lack one or more of the characteristics of a voting interest entity described above. FIN 46(R) states that a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. Accordingly, the Company consolidates VIEs in which the Company is deemed to be the primary beneficiary.

SPEs are trusts, partnerships or corporations established for a particular limited purpose. The Company follows the accounting guidance in Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 140") to determine whether or not such SPEs are required to be consolidated. Certain SPEs meet the SFAS 140 definition of a QSPE. A QSPE can generally be described as an entity with significantly limited powers that are intended to limit it to passively holding financial assets and distributing cash flows based upon predetermined criteria. Based upon the guidance in SFAS 140, QSPEs are not consolidated. An entity accounts for its involvement with QSPEs under a financial components approach.

Certain SPEs do not meet the QSPE criteria because their permitted activities are not sufficiently limited or control remains with one of the owners. These SPEs are typically considered VIEs and are reviewed under FIN 46(R) to determine the primary beneficiary.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting or economic interest of between 20 percent to 50 percent), the Company accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." If the Company does not have a controlling financial interest in, or exert significant influence over, an entity, the Company accounts for its investment at fair value.

### USE OF ESTIMATES

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of purchase.

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, Piper Jaffray, as a registered broker dealer carrying customer accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers.

### COLLATERALIZED SECURITIES TRANSACTIONS

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are entered into. The counterparties to these agreements typically are primary dealers of U.S. government securities and major financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed and loaned result from transactions with other broker dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. These amounts are included in receivables from and payable to brokers, dealers and clearing organizations on the consolidated statements of financial condition. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on securities borrowed and loaned transactions and is included in (i) other receivables and other liabilities and accrued expenses on the consolidated statements of financial condition and (ii) the respective interest income and expense balances on the consolidated statements of operations.

### CUSTOMER TRANSACTIONS

Customer securities transactions are recorded on a settlement date basis, while the related revenues and expenses are recorded on a trade date basis. Customer receivables and payables include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated statements of financial condition.

### ALLOWANCE FOR DOUBTFUL ACCOUNTS

Management estimates an allowance for doubtful accounts to reserve for probable losses from unsecured and partially secured customer accounts. Management is continually evaluating its receivables from customers for collectibility and possible write-off by examining the facts and circumstances surrounding each customer where a loss is deemed possible.

### FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments and other inventory positions owned, financial instruments and other inventory positions sold, but not yet purchased, and securitized municipal tender option bonds are carried at fair value on the consolidated statements of financial condition, with unrealized gains and losses reflected in the consolidated statements of operations. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. the exit price). Securities (both long and short) are recognized on a trade-date basis.

**Fair Value Hierarchy** – Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). Prior to January 1, 2008, the Company followed the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide, Brokers and Dealers in Securities, when determining fair value for financial instruments. SFAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. SFAS 157 maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level I — Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market. The type of financial instruments included in Level I are highly liquid instruments with quoted prices such as equities listed in active markets, certain U.S. treasury bonds, money market securities and certain firm investments.

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Instruments which are generally included in this category are certain U.S. treasury bonds and U.S. government agency securities, certain corporate bonds, certain municipal bonds, certain asset-backed securities, certain convertible securities, derivatives, securitized municipal tender option bonds and tender option bond trust certificates.

Level III — Instruments that have little to no pricing observability as of the report date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. Instruments included in this category generally include auction rate municipal securities, certain asset-backed securities, certain firm investments, certain U.S. government agency securities, certain convertible securities and certain corporate bonds.

Certain non-financial assets and non-financial liabilities measured at fair value on a recurring basis include reporting units measured at fair value in the first step of the goodwill impairment test. Certain non-financial assets and non-financial liabilities measured at fair-value on a non-recurring basis include non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test, as well as intangible assets measured at fair value for impairment assessment. SFAS 157 will be applicable to these fair value measurements beginning January 1, 2009.

**Valuation Of Financial Instruments** – When available, the Company values financial instruments at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of the Company's financial instruments and other inventory positions owned, financial instruments and other inventory positions owned and pledged as collateral, and financial instruments and other inventory positions sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. In addition, even where the value of a security is derived from an independent source, certain assumptions may be required to determine the security's fair value. For instance, the Company assumes that the size of positions in securities that the Company holds would not be large enough to affect the quoted price of the securities if the firm sells them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition could be different from the currently estimated fair value.

Derivative contracts are financial instruments such as forwards, futures, swaps or option contracts that derive their value from underlying assets, reference rates, indices or a combination of these factors. A derivative contract generally represents future commitments to purchase or sell financial instruments at specified terms on a specified date or to exchange currency or interest payment streams based on the contract or notional amount. Derivative contracts exclude certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations and indexed debt instruments that derive their values or contractually required cash flows from the price of some other security or index.

The fair values related to derivative contract transactions are reported in financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased on the consolidated statements of financial condition and any unrealized gain or loss resulting from changes in fair values of derivatives is reported on the consolidated statements of operations. Fair value is determined using quoted market prices when available or pricing models based on the net present value of estimated future cash flows. Management deems the net present value of estimated future cash flows model to provide the best estimate of fair value as most of our derivative products are interest rate products. The valuation models used require inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility.

The Company does not utilize "hedge accounting" as described within Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Derivatives are reported on a net-by-counterparty basis when a legal right of offset exists and on a net-by-cross product basis when applicable provisions are stated in a master netting agreement. Cash collateral received or paid is netted on a counterparty basis, provided legal right of offset exists.

**SECURITIZED MUNICIPAL TENDER OPTION BONDS**

The Company securitized highly rated municipal bonds as part of its tender option bond program. Such transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets with the resulting gain included in institutional brokerage revenue on the consolidated statements of operations. Transfers that are not accounted for as sales are accounted for as secured borrowings by consolidating the assets and liabilities of the trusts onto the Company's consolidated statements of financial condition.

**FIXED ASSETS**

Fixed assets include furniture and equipment, software and leasehold improvements. Depreciation of furniture and equipment and software is provided using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over their estimated useful life or the life of the lease, whichever is shorter. Additionally, certain costs incurred in connection with internal-use software projects are capitalized and amortized over the expected useful life of the asset, generally three to seven years.

**LEASES**

The Company leases its corporate headquarters and other offices under various non-cancelable leases. The leases require payment of real estate taxes, insurance and common area maintenance, in addition to rent. The terms of the Company's lease agreements generally range up to 10 years. Some of the leases contain renewal options, escalation clauses, rent free holidays and operating cost adjustments.

For leases that contain escalations and rent-free holidays, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes possession of the property to the end of the initial lease term. The Company records any difference between the straight-line rent amounts and amounts payable under the leases as part of other liabilities and accrued expenses.

Cash or lease incentives received upon entering into certain leases are recognized on a straight-line basis as a reduction of rent expense from the date the Company takes possession of the property or receives the cash to the end of the initial lease term. The Company records the unamortized portion of lease incentives as part of other liabilities and accrued expenses.

**GOODWILL AND INTANGIBLE ASSETS**

Goodwill represents the excess of purchase price over the fair value of net assets acquired using the purchase method of accounting. The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets, where available, the Company's market capitalization and the present value of the estimated future cash flows associated with the goodwill.

Intangible assets with determinable lives consist of asset management contractual relationships, non-compete agreements, certain trade names and trademarks, and software technologies that are amortized over their estimated useful lives ranging from three to ten years.

**OTHER RECEIVABLES**

Other receivables includes management fees receivable, accrued interest and loans made to revenue-producing employees, typically in connection with their recruitment. Employee loans are forgiven based on continued employment and are amortized to compensation and benefits using the straight-line method over the respective terms of the loans, which generally range up to three years.

**OTHER ASSETS**

Other assets include net deferred tax assets, income tax receivables, prepaid expenses and proprietary investments. The Company's investments include investments in partnerships, bridge-loan financings and investments to fund deferred compensation liabilities.

**REVENUE RECOGNITION**

Investment Banking — Investment banking revenues, which include underwriting fees, management fees and advisory fees, are recorded when services for the transactions are completed under the terms of each engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Investment banking revenues are presented net of related expenses. Expenses related to investment banking deals not completed are recognized as non-interest expenses on the consolidated statement of operations.

Institutional Brokerage — Institutional brokerage revenues include (i) commissions received from customers for the execution of brokerage transactions in listed and over-the-counter (OTC) equity, fixed income and convertible debt securities, which are recorded on a trade date basis, (ii) trading gains and losses and (iii) fees received by the Company for equity research.

Asset Management — asset management fees, which are derived from providing investment advisory services, are recognized in the period in which services are provided. Fees are defined in client contracts as either fixed or based on a percentage of portfolio assets under management.

**STOCK-BASED COMPENSATION**

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," ("SFAS 123(R)"), using the modified prospective transition method. SFAS 123(R) requires all stock-based compensation to be expensed in the consolidated statement of operations at fair value. Expense related to shared-based awards that do not require a future service period are recognized in the year in which the awards were deemed to be earned. Share-based awards that require future service are amortized over the relevant service period net of estimated forfeitures.

#### INCOME TAXES

Income tax expense is recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized. Tax reserves for uncertain tax positions are recorded in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109" ("FIN 48").

#### EARNINGS PER SHARE

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding for the year. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive restricted stock and stock options.

#### FOREIGN CURRENCY TRANSLATION

The Company consolidates foreign subsidiaries, which have designated their local currency as their functional currency. Assets and liabilities of these foreign subsidiaries are translated at year-end rates of exchange, and statement of operations accounts are translated at an average rate for the period. In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," ("SFAS 52"), gains or losses resulting from translating foreign currency financial statements are reflected in other comprehensive income, a separate component of shareholders' equity. Gains or losses resulting from foreign currency transactions are included in net income.

#### RECLASSIFICATIONS

Certain prior period amounts have been reclassified to conform to the current year presentation.

## Note 3 | Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements, but its application may, for some entities, change current practice. Changes to current practice stem from the revised definition of fair value and the application of this definition within the framework established by SFAS 157. SFAS 157 was effective for the Company beginning January 1, 2008. SFAS 157 did not have a material affect on the Company's consolidated financial statements. In accordance with FSP FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"), the Company will defer the application of SFAS 157 for non-financial assets and non-financial liabilities until January 1, 2009. FSP 157-2 is not expected to have a material affect on the Company's consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure certain financial assets and liabilities and other eligible items at fair value, which are not otherwise currently allowed to be measured at fair value. Under SFAS 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront costs and fees associated with the item for which the fair value option is elected. Entities electing the fair value option are required to distinguish on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. SFAS 159 was effective for the Company beginning January 1, 2008. SFAS 159 did not have a material affect on the Company's consolidated financial statements.

In April 2007, the FASB issued FSP No. FIN 39-1, "Amendment of FASB Interpretation No. 39" ("FSP FIN 39-1"). FSP FIN 39-1 modifies FIN No. 39, "Offsetting of Amounts Related to Certain Contracts," and permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. FSP FIN 39-1 was effective for the Company beginning January 1, 2008. FSP FIN 39-1 did not have a material affect on the Company's consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) expands the definition of transactions and events that qualify as business combinations; requires that acquired assets and liabilities, including contingencies, be recorded at the fair value determined on the acquisition date and changes thereafter reflected in revenue, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred. Adoption of SFAS 141(R) is required for combinations after December 15, 2008. Early adoption and retroactive application of SFAS 141(R) to fiscal years preceding the effective date are not permitted. The Company will apply the standard to any business combinations within the scope of SFAS 141(R) occurring after December 31, 2008.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interest in Consolidated Financial Statements" (SFAS 160). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of minority interests as a component of equity. Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings. SFAS 160 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The provisions of SFAS 160 are to be applied prospectively, except for the presentation and disclosure requirements which are to be applied retrospectively to all periods presented. SFAS 160 is not expected to have a material effect on the Company's consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures about their impact on an entity's financial position, financial performance, and cash flows. SFAS 161 requires disclosures regarding the objectives for using derivative instruments, the fair value of derivative instruments and their related gains and losses, and the accounting for derivatives and related hedged items. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption permitted. Because SFAS 161 impacts the Company's disclosure and not its accounting treatment for derivative instruments and any hedge items, the Company's adoption of SFAS 161 will not impact its consolidated results of operations and financial condition.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"), which was effective upon issuance, including prior periods for which financial statements have not been issued. FSP 157-3 clarifies the application of SFAS No. 157 "Fair Value Measurements" ("SFAS 157") in a market that is not active and provides an example of key considerations to determine the fair value of financial assets when the market for those assets is not active. The adoption of FSP 157-3 did not have a material effect on the Company's consolidated results of operations and financial condition.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8 "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities" ("FSP 140-4"), which is effective for the first reporting period ending after December 15, 2008. FSP 140-4 requires additional disclosure related to transfers of financial assets and variable interest entities. Since FSP 140-4 impacts the Company's disclosures and not its accounting treatment for transfers of financial assets and variable interest entities, the Company's adoption of FSP 140-4 did not impact its consolidated results of operations and financial condition.

## Note 4 | Discontinued Operations

On August 11, 2006, the Company and UBS completed the sale of the Company's PCS branch network under a previously announced asset purchase agreement. The purchase price under the asset purchase agreement was approximately $750 million, which included $500 million for the branch network and approximately $250 million for the net assets of the branch network, consisting principally of customer margin receivables.

In accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the results of PCS operations have been classified as discontinued operations for all periods presented. The Company recorded income from discontinued operations, net of tax, of $0.5 million for the year ended December 31, 2008. The Company may incur discontinued operations expense or income related to changes in litigation reserve estimates for retained PCS litigation matters and for changes in estimates to PCS related unrecognized tax benefits, and occupancy and severance restructuring charges if the facts that support the Company's estimates change.

In connection with the sale of the Company's PCS branch network, the Company initiated a plan in 2006 to significantly restructure the Company's support infrastructure. All restructuring costs related to the sale of the PCS branch network are included within discontinued operations in accordance with SFAS 144. See Note 17 for additional information regarding the Company's restructuring activities.

## Note 5 | Financial Instruments and Other Inventory Positions Owned and Financial Instruments and Other Inventory Positions Sold, but Not Yet Purchased

Financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased were as follows:

| *(Dollars in thousands)* | **December 31, 2008** | December 31, 2007 | December 31, 2006 |
|---|---|---|---|
| Financial instruments and other inventory positions owned[(1)]: | | | |
| Corporate securities: | | | |
| Equity securities | **$ 4,148** | $ 14,977 | $ 14,163 |
| Convertible securities | **7,088** | 102,938 | 59,118 |
| Fixed income securities | **72,571** | 64,367 | 216,339 |
| Municipal Securities: | | | |
| Auction rate municipal securities | **17,650** | 202,500 | 76,000 |
| Variable rate demand notes | **18,675** | 32,542 | 63,675 |
| Other municipal securities | **136,844** | 158,624 | 165,067 |
| Asset-backed securities | **52,385** | 44,006 | 18,882 |
| U.S. government agency securities | **59,341** | 48,074 | 158,108 |
| U.S. government securities | **67,631** | 25,113 | 10,715 |
| Derivative contracts | **56,502** | 35,961 | 25,142 |
| Other | **–** | 13,921 | 8,133 |
| | **$492,835** | $743,023 | $815,342 |
| Financial instruments and other inventory positions sold, but not yet purchased: | | | |
| Corporate securities: | | | |
| Equity securities | **$ 6,335** | $ 66,856 | $ 31,452 |
| Convertible securities | **–** | 4,764 | 2,543 |
| Fixed income securities | **9,283** | 26,310 | 16,378 |
| Municipal securities | **23,250** | 11 | 5 |
| U.S. government agency securities | **10,298** | 25,752 | 51,001 |
| U.S. government securities | **58,377** | 33,972 | 109,719 |
| Derivative contracts | **35,670** | 18,388 | 6,486 |
| Other | **–** | 138 | – |
| | **$143,213** | $176,191 | $217,584 |

*(1) Excludes $84.6 million, $49.5 million and $51.2 million in securitized municipal tender option bonds held in securitized trusts at December 31, 2008, 2007 and 2006, respectively. These financial instruments are included in securitized municipal tender option bonds on the consolidated statements of financial condition.*

At December 31, 2008, 2007 and 2006, financial instruments and other inventory positions owned in the amount of $112.0 million, $242.2 million and $89.8 million, respectively, had been pledged as collateral for the Company's repurchase agreements and secured borrowings.

Inventory positions sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the consolidated statements of financial condition. The Company economically hedges changes in market value of its financial instruments and other inventory positions owned utilizing inventory positions sold, but not yet purchased, interest rate swaps, futures and exchange-traded options.

### DERIVATIVE CONTRACT FINANCIAL INSTRUMENTS

The Company uses interest rate swaps, interest rate locks, and forward contracts to facilitate customer transactions and as a means to manage risk in certain inventory positions. Interest rate swaps are also used to manage interest rate exposure associated with the Company's tender option bond program. As of December 31, 2008, 2007 and 2006, the Company was counterparty to notional/contract amounts of $7.2 billion, $7.5 billion and $5.8 billion, respectively, of derivative instruments.

The Company's derivative contracts are recorded at fair value. Fair values for derivative contracts represent amounts estimated to be received from or paid to a counterparty in settlement of these instruments. These derivatives are valued using quoted market prices when available or pricing models based on the net present value of estimated future cash flows. The valuation models used require inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility. Derivatives are reported on a net-by-counterparty basis when legal right of offset exists, and on a net-by-cross product basis when applicable provisions are stated in master netting agreements. Cash collateral received or paid is netted on a counterparty basis, provided a legal right of offset exists.

## Note 6 | Fair Value of Financial Instruments

### FINANCIAL INSTRUMENTS

The Company records financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased, at fair value on the consolidated statements of financial condition with unrealized gains and losses reflected in the consolidated statements of operations.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value.

The following table summarizes the valuation of our financial instruments by SFAS 157 pricing observability levels as of December 31, 2008:

| *(Dollars in thousands)* | Level I[(1)] | Level II[(1)] | Level III[(1)] | Counterparty Collateral Netting[(2)] | Total |
|---|---|---|---|---|---|
| **Assets:** | | | | | |
| Financial instruments and other inventory positions owned: | | | | | |
| Non-derivative instruments | $65,372 | $324,836 | $46,125 | $ – | $436,333 |
| Derivative instruments | – | 84,502 | – | (28,000) | 56,502 |
| Total financial instruments and other inventory positions owned: | 65,372 | 409,338 | 46,125 | (28,000) | 492,835 |
| Securitized municipal tender option bonds | – | 84,586 | – | – | 84,586 |
| Cash equivalents | 31,595 | – | – | – | 31,595 |
| Investments | 1,741 | – | 433 | – | 2,174 |
| Total assets | $98,708 | $493,924 | $46,558 | $(28,000) | $611,190 |
| **Liabilities:** | | | | | |
| Financial instruments and other inventory positions sold, but not yet purchased: | | | | | |
| Non-derivative instruments | $20,759 | $ 86,784 | $ – | $ – | $107,543 |
| Derivative instruments | – | 63,670 | – | (28,000) | 35,670 |
| Total financial instruments and other inventory positions sold, but not yet purchased: | 20,759 | 150,454 | – | (28,000) | 143,213 |
| Tender option bond trust certificates | – | 87,982 | – | – | 87,982 |
| Investments | – | – | 366 | – | 366 |
| Total liabilities | $20,759 | $238,436 | $ 366 | $(28,000) | $231,561 |

*(1) Level I financial instruments include highly liquid instruments with quoted prices such as certain U.S. treasury bonds, money market securities, equities listed in active markets and certain firm investments. Level II financial instruments generally include certain U.S. treasury bonds and U.S. government agency securities, certain corporate bonds, certain municipal bonds, certain asset-backed securities, certain convertible securities, derivatives, securitized municipal tender option bonds and tender option bond trust certificates. Level III financial instruments generally include auction rate municipal securities, certain asset-backed securities, certain firm investments, certain convertible securities and certain corporate bonds.*

*(2) Represents cash collateral and the impact of netting on a counterparty basis.*

The following table summarizes the changes in fair value carrying values associated with Level III financial instruments during the year ended December 31, 2008:

| *(Dollars in thousands)* | Non-Derivative Assets | Non-Derivative Liabilities | Investment Assets | Investment Liabilities |
|---|---|---|---|---|
| **Balance at December 31, 2007** | **$ 230,703** | **$ –** | **$ 6,015** | **$ 1,260** |
| Purchases/(sales), net | (155,568) | 2,984 | (2,681) | (1,163) |
| Net transfers in/(out) | 2,759 | (2,807) | (2,543) | – |
| Realized gains/(losses)[(3)] | (13,760) | (48) | 1,662 | 913 |
| Unrealized gains/(losses)[(3)] | (18,009) | (129) | (2,020) | (644) |
| **Balance at December 31, 2008** | **$ 46,125** | **$ –** | **$ 433** | **$ 366** |

*(3) Realized and unrealized gains/(losses) related to non-derivative assets are reported in institutional brokerage on the consolidated statements of operations. Realized and unrealized gains/(losses) related to investments are reported in other income/(loss) on the consolidated statements of operations.*

Instruments that trade infrequently and therefore have little or no price transparency are classified within Level III based on the results of our price verification process. The Company's Level III assets were $46.6 million, or 7.6 percent of financial instruments measured at fair value. This balance primarily consists of auction rate securities where the market has ceased to function and asset-back securities, principally collateralized by aircraft that have experienced low volumes of executed transactions, such that unobservable inputs had to be utilized for the fair value measurements of these instruments. Our auction rate securities are valued at par based upon our expectations of issuer refunding plans. Asset-back securities are valued using cash flow models that utilize unobservable inputs that include airplane lease rates, maintenance costs and airplane liquidation proceeds.

## Note 7 | Securitizations

Through its tender option bond program, the Company sold highly rated municipal bonds into securitization vehicles ("Securitized Trusts") that are funded by the sale of variable rate certificates to institutional customers seeking variable rate tax-free investment products. These variable rate certificates reprice weekly and the Company receives a fee to remarket the variable rate certificates. Securitization transactions meeting certain SFAS 140 criteria are treated as sales, with the resulting gain included in institutional brokerage revenue on the consolidated statements of operations. If a securitization does not meet the asset sale requirements of SFAS 140, the transaction is recorded as a borrowing. There were 7, 24, and 20 Securitized Trusts outstanding as of December 31, 2008, 2007 and 2006, respectively.

At December 31, 2008, the Company had a total of seven Securitized Trusts that did not meet the asset sale requirements of SFAS 140, causing the Company to account for these transactions as borrowings by consolidating the assets and liabilities of the trusts onto the Company's consolidated statements of financial condition. Accordingly, the Company recorded an asset for the underlying bonds of $84.6 million (par value $113.6 million) as of December 31, 2008, in securitized municipal tender option bonds and a liability for the certificates sold by the trusts for $88.0 million as of December 31, 2008, in tender option bond trust certificates on the consolidated statement of financial condition. At December 31, 2007, the Company had three Securitized Trusts that did not meet the asset sale requirements of SFAS 140, causing the Company to consolidate these trusts. Accordingly, the Company recorded an asset for the underlying bonds of $49.5 million (par value $49.1 million) as of December 31, 2007, in securitized municipal tender option bonds and a liability for the certificates sold by the trusts for $48.5 million as of December 31, 2007, in tender option bond trust certificates on the consolidated statement of financial condition. At December 31, 2006 the Company had a total of three Securitized Trusts that did not meet the asset sale requirements of SFAS 140, causing the Company to account for these transactions as borrowings by consolidating the assets and liabilities of the trusts. Accordingly, the Company recorded an asset for the underlying bonds of $51.2 million (par value $50.6 million) as of December 31, 2006, in securitized municipal tender option bonds and a liability for the certificates sold by the trusts for $50.1 million as of December 31, 2006, in tender option bond trust certificates on the consolidated statement of financial condition.

The Company has contracted with a major third-party financial institution who acts as the liquidity provider for the Company's tender option bond Securitized Trusts. The Company has agreed to reimburse this party for any losses associated with providing liquidity to the trusts. The maximum exposure to loss at December 31, 2008 was $88.0 million representing the outstanding amount of all trust certificates. This exposure to loss is mitigated, however, by the underlying bonds in the trusts. These bonds had a market value of approximately $84.6 million at December 31, 2008. The Company believes that the likelihood it will be required to fund the reimbursement agreement obligation under provisions of the arrangement is probable as the value of tender option bond trust certificates outstanding exceeds the value of securitized municipal tender option bonds by $3.4 million as of December 31, 2008.

During 2008, the Company made the determination that 23 Securitized Trusts formerly meeting the definition of qualified special purpose entities no longer qualified for off-balance sheet accounting treatment, because the Company believed it would have material involvement with the Securitized Trusts under the Company's reimbursement obligation to the liquidity provider for the Securitized Trusts. Consequently, the Company consolidated the 23 Securitized Trusts that no longer qualified for off-balance sheet accounting treatment, adding to the three Securitized Trusts already on the Company's consolidated statement of financial condition. As of December 31, 2008, four of the 23 Securitized Trusts remain on the Company's consolidated statement of financial condition and 19 of the Securitized Trusts have been dissolved.

The Company accounted for its involvement with securitization transactions meeting the SFAS 140 criteria for sales under a financial components approach in which the Company recognized only its residual interest in each structure and accounted for the residual interest as a financial instrument owned, which was recorded at fair value on the consolidated statements of financial condition. The Company had no residual interests at December 31, 2008. The fair value of retained interests was $13.9 million and $8.1 million at December 31, 2007 and 2006, respectively, with a weighted average life of 8.0 years and 8.4 years. The fair value of retained interests at December 31, 2007 and 2006 was estimated based on the present value of future cash flows using management's best estimates of the key assumptions — expected yield, credit losses of 0 percent and a 12 percent discount rate.

Certain cash flow activity for the municipal bond securitizations described above includes:

| YEAR ENDED DECEMBER 31, (Dollars in thousands) | **2008** | 2007 | 2006 |
|---|---|---|---|
| Proceeds from new securitizations | **$77,134** | $58,913 | $7,578 |
| Remarketing fees received | **133** | 125 | 132 |
| Cash flows received on retained interests | **6,240** | 5,039 | 6,019 |

The Company enters into interest rate swap agreements to manage interest rate exposure associated with its Securitized Trusts, which have been recorded at fair value and resulted in a liability of approximately $6.9 million, $11.1 million and $5.7 million at December 31, 2008, 2007 and 2006, respectively.

## Note 8 | Variable Interest Entities

In the normal course of business, the Company regularly creates or transacts with entities that may be VIEs. These entities are either securitization vehicles or investment vehicles. See Note 7 for a discussion of the Company's securitization vehicles.

The Company has investments in and/or acts as the managing partner or member to approximately 22 partnerships and limited liability companies ("LLCs"). These entities were established for the purpose of investing in equity and debt securities of public and private investments and were initially financed through the capital commitments of the members. At December 31, 2008, the Company's aggregate net investment in these partnerships and LLCs totaled $10.7 million. The Company's remaining commitment to these partnerships and LLCs was $3.7 million at December 31, 2008.

The Company has identified one partnership and three LLCs described above as VIEs. The Company is determined to be the primary beneficiary when it has a variable interest, or combination of variable interests, that will absorb a majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns, or both. It was determined that the Company is not the primary beneficiary of these VIEs. However, the Company owns a significant variable interest in these VIEs. These VIEs had assets approximating $195.9 million at December 31, 2008. The Company's exposure to loss from these entities is $5.1 million, which is the value of its capital contributions recorded in other assets in the consolidated statement of financial condition at December 31, 2008. The Company had no liabilities related to these entities at December 31, 2008.

The Company has not provided financial or other support to the VIEs that it was not previously contractually required to provide as of December 31, 2008, 2007 and 2006.

## Note 9 | Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations at December 31 included:

| YEAR ENDED DECEMBER 31, (Dollars in thousands) | **2008** | 2007 | 2006 |
|---|---|---|---|
| Receivable arising from unsettled securities transactions, net | **$ 79,370** | $ 591 | 18,233 |
| Deposits paid for securities borrowed | **18,475** | 55,257 | 271,028 |
| Receivable from clearing organizations | **17,661** | 7,077 | 6,811 |
| Securities failed to deliver | **2,282** | 7,647 | 1,674 |
| Other | **4,332** | 17,096 | 15,128 |
| | **$122,120** | $87,668 | $312,874 |

Amounts payable to brokers, dealers and clearing organizations at December 31 included:

| YEAR ENDED DECEMBER 31, (Dollars in thousands) | 2008 | 2007 | 2006 |
|---|---|---|---|
| Deposits received for securities loaned | $ – | $ – | $189,214 |
| Payable to clearing organizations | 8,482 | 12,648 | 17,140 |
| Securities failed to receive | 1,565 | 11,021 | 4,531 |
| Other | 2 | 6 | 70 |
| | $10,049 | $23,675 | $210,955 |

Deposits paid for securities borrowed and deposits received for securities loaned declined from December 31, 2006, as the Company discontinued its stock loan conduit business in the first quarter of 2007.

Deposits paid for securities borrowed and deposits received for securities loaned approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date.

## Note 10 | Receivables from and Payables to Customers

Amounts receivable from customers at December 31 included:

| YEAR ENDED DECEMBER 31, (Dollars in thousands) | 2008 | 2007 | 2006 |
|---|---|---|---|
| Cash accounts | $25,787 | $ 80,099 | $27,407 |
| Margin accounts | 13,441 | 44,230 | 24,034 |
| Total receivables | $39,228 | $124,329 | $51,441 |

Securities owned by customers are held as collateral for margin loan receivables. This collateral is not reflected on the consolidated financial statements. Margin loan receivables earn interest at floating interest rates based on prime rates.

Amounts payable to customers at December 31 included:

| YEAR ENDED DECEMBER 31, (Dollars in thousands) | 2008 | 2007 | 2006 |
|---|---|---|---|
| Cash accounts | $25,559 | $64,205 | $43,714 |
| Margin accounts | 8,629 | 27,067 | 40,185 |
| Total payables | $34,188 | $91,272 | $83,899 |

Payables to customers primarily comprise certain cash balances in customer accounts consisting of customer funds pending settlement of securities transactions and customer funds on deposit. Except for amounts arising from customer short sales, all amounts payable to customers are subject to withdrawal by customers upon their request.

## Note 11 | Collateralized Securities Transactions

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities purchased under agreements to resell, securities borrowed and margin agreements on terms that permit it to repledge or resell the securities to others.

The Company obtained securities with a fair value of approximately $97.9 million, $152.1 million, and $434.2 million at December 31, 2008, 2007 and 2006, respectively, of which $62.3 million, $51.6 million, and $314.3 million, respectively, has been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under trading securities sold, but not yet purchased.

## Note 12 | Other Assets

Other assets includes investments in public companies, investments in private equity partnerships that are valued using the equity method of accounting, investments in private companies and bridge-loans valued at cost, net deferred tax assets, income tax receivables and prepaid expenses.

Other assets at December 31 included:

| YEAR ENDED DECEMBER 31, *(Dollars in thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| | | *(Restated)* | *(Restated)* |
| Investments at fair value | **$ 2,174** | $ 9,320 | $ 5,326 |
| Investments at cost | **33,988** | 22,949 | 6,884 |
| Investments valued using equity method | **19,817** | 25,010 | 17,178 |
| Deferred income tax assets | **87,420** | 81,596 | 66,868 |
| Income tax receivables | **35,268** | 3,465 | 8,492 |
| Prepaid expenses | **5,779** | 7,596 | 6,284 |
| Other | **1,292** | 4,201 | 2,056 |
| Total other assets | **$185,738** | $154,137 | $113,088 |

## Note 13 | Goodwill and Intangible Assets

The following table presents the changes in the carrying value of goodwill and intangible assets for the year ended December 31, 2008:

| YEAR ENDED DECEMBER 31, *(Dollars in thousands)* | Continuing Operations | Discontinued Operations | Consolidated Company |
|---|---|---|---|
| **Goodwill** | | | |
| **Balance at December 31, 2005** | **$ 231,567** | **$ 85,600** | **$ 317,167** |
| Goodwill acquired | – | – | – |
| Goodwill disposed in PCS sale | – | (85,600) | (85,600) |
| Impairment losses | – | – | – |
| **Balance at December 31, 2006** | **231,567** | – | **231,567** |
| Goodwill acquired | 53,237 | – | 53,237 |
| Impairment losses | – | – | – |
| **Balance at December 31, 2007** | **284,804** | – | **284,804** |
| Goodwill acquired | 6,278 | – | 6,278 |
| Impairment losses | (130,500) | – | (130,500) |
| **Balance at December 31, 2008** | **$ 160,582** | $ – | **$ 160,582** |

| *(Dollars in thousands)* | Continuing Operations | Discontinued Operations | Consolidated Company |
|---|---|---|---|
| **Intangible assets** | | | |
| **Balance at December 31, 2005** | **$ 3,067** | $ – | **$ 3,067** |
| Intangible assets acquired | – | – | – |
| Amortization of intangible assets | (1,600) | – | (1,600) |
| Impairment losses | – | – | – |
| **Balance at December 31, 2006** | **1,467** | – | **1,467** |
| Intangible assets acquired | 17,953 | – | 17,953 |
| Amortization of intangible assets | (2,276) | – | (2,276) |
| Impairment losses | – | – | – |
| **Balance at December 31, 2007** | **17,144** | – | **17,144** |
| Intangible assets acquired | – | – | – |
| Amortization of intangible assets | (2,621) | – | (2,621) |
| Impairment losses | – | – | – |
| **Balance at December 31, 2008** | **$ 14,523** | $ – | **$ 14,523** |

The Company tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. The Company tests for impairment at the reporting unit level, which are generally one level below its operating segments. The Company has identified two principal reporting units: capital markets and asset management. The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of our two principal reporting units based on the following factors: our market capitalization, a discounted cash flow model using revenue and profit forecasts, public market comparables and multiples of recent mergers and acquisitions of similar businesses. The estimated fair values of our reporting units are compared with their carrying values, which includes the allocated goodwill. If the estimated fair value is less than the carrying values, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of a reporting unit's "implied fair value" of goodwill requires us to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

The Company completed its annual goodwill impairment testing as of November 30, 2008, which resulted in a non-cash goodwill impairment charge of $130.5 million. The charge relates to the capital markets reporting unit and primarily pertains to goodwill created from the 1998 acquisition of Piper Jaffray by U.S. Bancorp, which was retained by the Company when the Company spun-off from U.S. Bancorp on December 31, 2003. The fair value of the capital markets reporting unit was calculated based on the following factors: market capitalization, a discounted cash flow model using revenue and profits forecasts and public company comparables. The impairment charge resulted from deteriorating economic and market conditions in 2008, which led to reduced valuations from these factors. A continued downturn in market conditions could result in additional impairment charges in future periods.

The addition of goodwill during 2008 was the result of FAMCO meeting certain performance conditions set forth in the 2007 purchase agreement with the Company. The purchase agreement included the potential for additional cash consideration to be paid in the form of three annual payments contingent upon revenue exceeding certain revenue run-rate thresholds. The Company expects 100 percent of goodwill acquired in 2008 to be deductible for tax purposes.

Intangible assets with determinable lives consist of asset management contractual relationships, non-compete agreements, certain trade names and trademarks, and software technologies that are amortized over their estimated useful lives ranging from three to ten years. The following table presents the aggregate intangible asset amortization expense for the years ended:

| *(Dollars in thousands)* | |
|---|---|
| 2009 | $ 2,456 |
| 2010 | 2,312 |
| 2011 | 2,177 |
| 2012 | 1,804 |
| 2013 | 1,687 |
| Thereafter | 4,087 |
| | $14,523 |

## Note 14 | Fixed Assets

The following is a summary of fixed assets as of December 31:

| *(Dollars in thousands)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| Furniture and equipment | **$ 40,287** | $ 41,730 | $ 38,514 |
| Leasehold improvements | **19,990** | 22,155 | 18,518 |
| Software | **17,949** | 18,807 | 15,601 |
| Projects in process | **1,293** | 24 | 1,259 |
| Total | **79,519** | 82,716 | 73,892 |
| Less accumulated depreciation and amortization | **(59,485)** | (55,508) | (48,603) |
| | **$ 20,034** | $ 27,208 | $ 25,289 |

For the years ended December 31, 2008, 2007 and 2006, depreciation and amortization of furniture and equipment, software and leasehold improvements for continuing operations totaled $9.0 million, $9.1 million and $9.5 million, respectively, and are included in occupancy and equipment on the consolidated statements of operations.

## Note 15 | Financing

The Company has committed short-term financing available on a secured basis and uncommitted short-term financing available on both a secured and unsecured basis. The availability of the Company's uncommitted lines are subject to approval by individual banks each time an advance is requested and may be denied. In addition, the Company has established arrangements to obtain financing by another broker dealer at the end of each business day related specifically to its convertible inventory. Repurchase agreements are also used as a source of funding.

During 2008, the Company entered into a $250 million committed revolving credit facility with U.S. Bank, N.A. in replacement of an existing $100 million uncommitted revolving credit facility. The Company uses this credit facility in the ordinary course of business to fund a portion of its daily operations, and the amount borrowed under the facility varies daily based on the Company's funding needs. Advances under this facility are secured by certain marketable securities. However, of the $250 million in financing available under this facility, $125 million may only be drawn with specific municipal securities as collateral. The facility includes a covenant that requires the Company to maintain a minimum net capital of $180 million, and the unpaid principal amount of all advances under this facility will be due on September 25, 2009. The Company will also pay a nonrefundable commitment fee on the unused portion of the facility on a quarterly basis.

At December 31, 2008, the Company had no advances against this line of credit.

The Company's short-term financing bears interest at rates based on the federal funds rate. For the years ended December 31, 2008, 2007 and 2006, the weighted average interest rate on borrowings was 2.72 percent, 5.41 percent and 5.72 percent, respectively. At December 31, 2008, 2007 and 2006, no formal compensating balance agreements existed, and the Company was in compliance with all debt covenants related to its financing facilities.

## Note 16 | Contingencies, Commitments and Guarantees

### LEGAL CONTINGENCIES

The Company has been named as a defendant in various legal proceedings arising primarily from securities brokerage and investment banking activities, including certain class actions that primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations.

The Company has established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential complaints, legal actions, investigations and proceedings. The Company's reserves totaled $17.0 million, $8.4 million, and $13.1 million at December 31, 2008, 2007 and 2006, respectively, which is included within other liabilities and accrued expenses on the consolidated statements of financial condition. A significant portion of the Company's reserves at December 31, 2008 will be funded by an insurance receivable, which is recorded within other receivables on the consolidated statement of financial condition.

As part of the asset purchase agreement between UBS and the Company for the sale of the PCS branch network, the Company retained liabilities arising from regulatory matters and certain litigation relating to the PCS business prior to the sale. Adjustments to litigation reserves for matters pertaining to the PCS business are included within discontinued operations on the consolidated statements of operations.

Given uncertainties regarding the timing, scope, volume and outcome of pending and potential litigation, arbitration and regulatory proceedings and other factors, the amounts of reserves are difficult to determine and of necessity subject to future revision. Subject to the foregoing, management of the Company believes, based on its current knowledge, after consultation with outside legal counsel and after taking into account its established reserves, that pending legal actions, investigations and proceedings will be resolved with no material adverse effect on the consolidated financial condition of the Company. However, if during any period a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves, the results of operations in that period could be materially adversely affected.

Litigation-related reserve activity for continuing operations included within other operating expenses resulted in an expense of $2.0 million, a benefit of $4.4 million, and a benefit of $21.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

### OPERATING LEASE COMMITMENTS

The Company leases office space throughout the United States and in a limited number of foreign countries where the Company's international operations reside. The Company's only material lease is for its corporate headquarters located in Minneapolis, Minnesota. Aggregate minimum lease commitments under operating leases as of December 31, 2008 are as follows:

*(Dollars in thousands)*

| | |
|---|---|
| 2009 | $17,402 |
| 2010 | 15,891 |
| 2011 | 12,256 |
| 2012 | 11,084 |
| 2013 | 10,701 |
| Thereafter | 10,708 |
| | $78,042 |

Total minimum rentals to be received from 2009 through 2016 under noncancelable subleases were $14.9 million at December 31, 2008.

Rental expense, including operating costs and real estate taxes, charged to continuing operations was $16.1 million, $15.4 million and $13.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

### FUND COMMITMENTS

As of December 31, 2008, the Company had commitments to invest approximately $3.7 million in limited partnerships that make investments in private equity and venture capital funds. The commitments are estimated to be funded, if called, through the end of the respective investment periods ranging from 2009 to 2011.

### OTHER COMMITMENTS

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements with these entities, members generally are required to guarantee the performance of other members, and if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes the likelihood that the Company would be required to make payments under these arrangements is remote. Accordingly, no liability is recorded in the consolidated financial statements for these arrangements.

### REIMBURSEMENT GUARANTEE

The Company has contracted with a major third-party financial institution to act as the liquidity provider for the Company's tender option bond securitized trusts. The Company has agreed to reimburse this party for any losses associated with providing liquidity to the trusts. The maximum exposure to loss at December 31, 2008 was $88.0 million representing the outstanding amount of all trust certificates. This exposure to loss is mitigated by the underlying bonds in the trusts. These bonds had a market value of approximately $84.6 million at December 31, 2008. At December 31, 2008, $74.9 million of these bonds were insured against default of principal or interest by triple-A rated monoline bond insurance companies. One trust representing $9.7 million in bonds was insured against default of principal or interest by a double-A rated monoline bond insurance company. The municipalities that issued bonds we have securitized all are rated "A" or higher. The Company believes the likelihood it will be required to fund the reimbursement agreement obligation under any provision of the arrangement is probable as the value of the tender option bond trust certificates outstanding exceeds the value of securitized municipal tender option bonds by $3.4 million at December 31, 2008.

### CONCENTRATION OF CREDIT RISK

The Company provides investment, capital-raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To alleviate the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions.

The Company maintains counterparty credit exposure with six counterparties totaling $42.4 million at December 31, 2008. This counterparty credit exposure is part of our matched-book derivative program, consisting primarily of interest rate swaps. One counterparty represents $20.9 million in credit exposure. Credit exposure associated with our derivative counterparties is driven by uncollateralized market movements in the fair value of the contracts and is monitored regularly by our market and credit risk committee.

## Note 17 | Restructuring

The Company incurred a pre-tax restructuring-related expense of $17.9 million in 2008. The expense was incurred to restructure the Company's operations as a means to better align its cost infrastructure with its revenues. The Company determined restructuring charges and related accruals based on a specific formulated plan.

The components of this charge are shown below:

*(Dollars in thousands)*

| | |
|---|---|
| Severance and employee-related | $12,473 |
| Lease terminations and asset write-downs | 5,392 |
| Total | $17,865 |

Severance and employee-related charges included the cost of severance, other benefits and outplacement costs associated with the termination of employees. The severance amounts were determined based on the Company's severance pay program in place at the time of termination. Approximately 230 employees received severance.

Lease terminations and asset write-downs represented costs associated with redundant office space and equipment disposed of as part of the restructuring plan. Payments related to terminated lease contracts continue through the original terms of the leases, which run for various periods, with the longest lease term running through 2016.

The Company incurred pre-tax restructuring costs of $60.7 million in 2006 in connection with the sale of the Company's PCS branch network to UBS. The expense was incurred upon implementation of a specific restructuring plan to reorganize the Company's support infrastructure as a result of the sale.

The components of this charge are shown below:

*(Dollars in thousands)*

| | |
|---|---|
| Severance and employee-related | $23,063 |
| Lease terminations and asset write-downs | 26,484 |
| Contract termination costs | 11,177 |
| Total | $60,724 |

The restructuring charges included the cost of severance, benefits, outplacement costs and equity award accelerated vesting costs associated with the termination of employees. The severance amounts were determined based on a one-time severance benefit enhancement to the Company's existing severance pay program in place at the time of termination notification and were paid out over a benefit period of up to one year from the time of termination. Approximately 295 employees received a severance package. In addition, the Company incurred restructuring charges for contract termination costs related to the reduction of office space and the modification of technology contracts. Contract termination fees were determined based on the provisions of Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires the recognition of a liability for contract termination under a cease-use date concept. Payments related to terminated lease contracts continue through the original terms of the leases, which run for various periods, with the longest lease term running through 2016. The Company also incurred restructuring charges for the impairment or disposal of long-lived assets determined in accordance with SFAS 144. All restructuring costs related to the sale of the PCS branch network are included within discontinued operations in accordance with SFAS 144.

The following table presents a summary of activity with respect to the restructuring-related liabilities included within other liabilities and accrued expense on the statements of financial condition.

| *(Dollars in thousands)* | 2008 Restructure | PCS Restructure |
|---|---|---|
| **Balance at December 31, 2005** | $ – | $ – |
| Provision charged to discontinued operations | – | 60,724 |
| Cash outlays | – | (28,903) |
| Non-cash write-downs | – | (3,238) |
| **Balance at December 31, 2006** | – | **28,583** |
| Recovery of provision charged to discontinued operations | – | (118) |
| Cash outlays | – | (13,501) |
| Non-cash write-downs | – | (398) |
| **Balance at December 31, 2007** | – | **14,566** |
| Recovery of provision charged to discontinued operations | – | (176) |
| Provision charged to continuing operations | 17,865 | – |
| Cash outlays | (5,846) | (4,220) |
| Non-cash write-downs | (3,490) | (242) |
| **Balance at December 31, 2008** | **$ 8,529** | **$ 9,928** |

## Note 18 | Shareholders' Equity

The certificate of incorporation of Piper Jaffray Companies provides for the issuance of up to 100,000,000 shares of common stock with a par value of $0.01 per share and up to 5,000,000 shares of undesignated preferred stock with a par value of $0.01 per share.

### COMMON STOCK

The holders of Piper Jaffray Companies common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock of Piper Jaffray Companies, the holders of its common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Piper Jaffray Companies board of directors out of funds legally available for that purpose. In the event that Piper Jaffray Companies is liquidated or dissolved, the holders of its common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to any prior distribution rights of Piper Jaffray Companies preferred stock, if any, then outstanding. The holders of the common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to Piper Jaffray Companies common stock.

Piper Jaffray Companies does not intend to pay cash dividends on its common stock for the foreseeable future. Instead, Piper Jaffray Companies intends to retain all available funds and any future earnings for use in the operation and expansion of its business and to repurchase outstanding common stock to the extent authorized by its board of directors. Additionally, as set forth in Note 23, there are dividend restrictions on Piper Jaffray.

During the year ended December 31, 2008, the Company issued 90,140 common shares out of treasury in fulfillment of $3.7 million in obligations under the Piper Jaffray Companies Retirement Plan ("Retirement Plan") and issued 372,384 common shares out of treasury as a result of vesting and exercise transactions under the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (the "Incentive Plan"). During the year ended December 31, 2007, the Company issued 8,619 common shares out of treasury in fulfillment of $0.6 million in obligations under the Retirement Plan. The Company also issued 253,050 common shares out of treasury as a result of vesting and exercise transactions under the Incentive Plan. During the year ended December 31, 2006, the Company reissued 190,966 common shares out of treasury in fulfillment of $9.0 million in obligations under the Retirement Plan. The Company also reissued 76,858 common shares out of treasury as a result of vesting and exercise transactions under the Incentive Plan.

In the second quarter of 2008, the Company's board of directors authorized the repurchase of up to $100 million in common shares through June 30, 2010. During the year ended December 31, 2008, the Company repurchased 444,225 shares of the Company's common stock at an average price of $33.75 per share for an aggregate purchase price of $15.0 million. The Company has $85.0 million remaining under this authorization.

In the third quarter of 2006, the Company's board of directors authorized the repurchase of up to $180.0 million in common shares through December 31, 2007. The Company executed an accelerated stock repurchase under this authorization repurchasing 1.6 million shares of the Company's stock at an average price of $60.66 per share for an aggregate purchase price of $100 million during 2006. During the year ended December 31, 2007, the Company repurchased an additional 1.6 million shares of the Company's common stock at an average price of $50.28 per share for an aggregate purchase price of $80.0 million. This repurchase activity completed the $180.0 million share repurchase authorization.

### PREFERRED STOCK

The Piper Jaffray Companies board of directors has the authority, without action by its shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights associated with the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the Piper Jaffray Companies board of directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, the following: restricting dividends on its common stock, diluting the voting power of its common stock, impairing the liquidation rights of its common stock and delaying or preventing a change in control of Piper Jaffray Companies without further action by its shareholders.

### RIGHTS AGREEMENT

Piper Jaffray Companies has adopted a rights agreement. The issuance of a share of Piper Jaffray Companies common stock also constitutes the issuance of a preferred stock purchase right associated with such share. These rights are intended to have anti-takeover effects in that the existence of the rights may deter a potential acquirer from making a takeover proposal or a tender offer for Piper Jaffray Companies stock.

## Note 19 | Earnings Per Share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive restricted stock and stock options. The computation of earnings per share is as follows:

| YEAR ENDED DECEMBER 31, *(Amounts in thousands, except per share data)* | **2008** | 2007 | 2006 |
|---|---|---|---|
| | | *(Restated)* | *(Restated)* |
| Net income/(loss) | **$(182,975)** | $21,943 | $195,425 |
| Shares for basic and diluted calculations: | | | |
| Average shares used in basic computation | **15,837** | 16,474 | 18,002 |
| Stock options | **27** | 104 | 89 |
| Restricted stock | **2,334** | 1,539 | 1,308 |
| Average shares used in diluted computation | **18,198** | 18,117 | 19,399 |
| Earnings per share: | | | |
| Basic | **$ (11.55)** | $ 1.33 | $ 10.86 |
| Diluted | **$ (11.55)**[(1)] | $ 1.21 | $ 10.07 |

*(1) In accordance with SFAS 128, earnings per diluted common share is calculated using the basic weighted average number of common shares outstanding in periods a loss is incurred.*

The anti-dilutive effects from stock options or restricted stock was immaterial for the periods ended December 31, 2008, 2007 and 2006.

## Note 20 | Employee Benefit Plans

The Company has various employee benefit plans, and substantially all employees are covered by at least one plan. The plans include a tax-qualified retirement plan, a frozen non-qualified retirement plan, a post-retirement benefit plan, and health and welfare plans.

During the years ended December 31, 2008, 2007 and 2006, the Company incurred employee benefit expenses from continuing operations of $11.8 million, $10.7 million and $9.4 million, respectively.

### RETIREMENT PLAN

The Retirement Plan previously had two components: a defined contribution retirement savings plan and a tax-qualified, non-contributory profit-sharing plan. Effective January 1, 2007, the profit sharing component of the retirement plan was terminated. There were no profit sharing contributions made in 2007 or 2006.

The defined contribution retirement savings plan allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100 percent matched by the Company to a maximum of 6 percent of recognized compensation up to the social security taxable wage base. Although the Company's matching contribution vests immediately, a participant must be employed on December 31 to receive that year's matching contribution. The matching contribution can be made in cash or Piper Jaffray Companies common stock, in the Company's discretion.

### PENSION AND POST-RETIREMENT MEDICAL PLANS

Certain employees participate in the Piper Jaffray Companies Non-Qualified Retirement Plan, an unfunded, non-qualified cash balance pension plan. The Company froze the plan effective January 1, 2004, thereby eliminating future benefits related to pay increases and excluding new participants from the plan.

In 2006, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standard No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 123(R)" ("SFAS 158"). SFAS 158 requires the Company to recognize the funded status of its pension and post-retirement medical plans in the consolidated statements of financial condition with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represented the net unrecognized actuarial losses and unrecognized prior service costs which were previously netted against each plan's funded status in the Company's consolidated statement of financial condition pursuant to the provisions of Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pensions" ("SFAS 87"). These amounts are amortized as a component of net periodic benefit cost. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods are recognized as a component of other comprehensive income. These amounts are amortized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income in accordance with SFAS 158. The adoption of SFAS 158 had no impact on the Company's pension benefit liabilities and an immaterial impact on the Company's post-retirement medical benefit liabilities in 2006.

In 2008, the Company adopted the measurement date provisions of SFAS 158. SFAS 158 requires the measurement date for plan assets and liabilities to coincide with the sponsor's year end. Prior to adoption, the Company used a September 30 measurement date for the pension and post-retirement benefit plans. The adoption of SFAS 158's measurement date provisions in 2008 did not have a material impact on the consolidated financial statements of the Company.

In 2008 and 2006, the Company paid out amounts under the pension plan that exceeded its service and interest cost. These payouts triggered settlement accounting under Statement of Financial Accounting Standard No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS 88"), which resulted in recognition of pre-tax settlement losses of $0.1 million and $2.1 million in 2008 and 2006, respectively.

All employees of the Company who meet defined age and service requirements are eligible to receive post-retirement health care benefits provided under a post-retirement benefit plan established by the Company in 2004. The estimated cost of these retiree health care benefits is accrued during the employees' active service. In connection with the sale of the Company's PCS branch network in 2006, the Company recognized a $1.9 million curtailment gain within discontinued operations related to the reduction of post-retirement health plan participants.

Financial information on changes in benefit obligation, fair value of plan assets and the funded status of the pension and post-retirement benefit plans as of December 31, 2008, 2007 and 2006 is as follows:

| | Pension Benefits | | | Post-Retirement Medical Benefits | | |
|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | **2008** | 2007 | 2006 | **2008** | 2007 | 2006 |
| Change in benefit obligation: | | | | | | |
| Benefit obligation, at October 1 of prior year | **$ 12,239** | $ 11,817 | $ 27,550 | **$ 523** | $ 431 | $ 2,012 |
| Service cost | **–** | – | – | **83** | 69 | 295 |
| Interest cost | **932** | 707 | 1,383 | **38** | 26 | 102 |
| Plan participants' contributions | **–** | – | – | **190** | 96 | 64 |
| Net actuarial loss/(gain) | **77** | 127 | (172) | **(66)** | 19 | (155) |
| Curtailment gain | **–** | – | – | **–** | – | (1,750) |
| Settlement gain | **(133)** | – | (2,170) | **–** | – | – |
| Benefits paid | **(1,473)** | (412) | (14,774) | **(212)** | (118) | (137) |
| Benefit obligation at measurement date[1] | **$ 11,642** | $ 12,239 | $ 11,817 | **$ 556** | $ 523 | $ 431 |
| Change in plan assets: | | | | | | |
| Fair value of plan assets at October 1 of prior year | **$ –** | $ – | $ – | **$ –** | $ – | $ – |
| Actual return on plan assets | **–** | – | – | **–** | – | – |
| Employer contributions | **1,473** | 412 | 14,774 | **22** | 22 | 74 |
| Plan participants' contributions | **–** | – | – | **190** | 96 | 63 |
| Benefits paid | **(1,473)** | (412) | (14,774) | **(212)** | (118) | (137) |
| Fair value of plan assets at measurement date[1] | **$ –** | $ – | $ – | **$ –** | $ – | $ – |
| Funded status at measurement date[1] | **$(11,642)** | $(12,239) | $(11,817) | **$(556)** | $(523) | $ (431) |
| Employer fourth quarter contributions | **–** | (174) | (226) | **–** | (45) | (27) |
| Benefits paid in fourth quarter | **–** | 19 | 809 | **–** | 40 | 54 |
| Amounts recognized in the consolidated statements of financial condition | **$(11,642)** | $(12,394) | $(11,234) | **$(556)** | $(528) | $ (404) |
| Components of accumulated other comprehensive (income)/loss, net of tax: | | | | | | |
| Net actuarial loss | **$ 949** | $ 1,148 | $ 980 | **$ 14** | $ 57 | $ 41 |
| Prior service credits | **–** | – | – | **(30)** | (46) | (58) |
| Total at December 31 | **$ 949** | $ 1,148 | $ 980 | **$ (16)** | $ 11 | $ (17) |

*(1) Beginning in 2008, the measurement date is the last day of the year. In 2007 and 2006, the measurement date was September 30.*

The components of the net periodic benefits costs for the years ended December 31, 2008, 2007 and 2006, are as follows:

| *(Dollars in thousands)* | Pension Benefits 2008 | 2007 | 2006 | Post-Retirement Medical Benefits 2008 | 2007 | 2006 |
|---|---|---|---|---|---|---|
| Service cost | **$ –** | $ – | $ – | **$ 66** | $ 69 | $ 295 |
| Interest cost | **745** | 707 | 1,383 | **31** | 26 | 102 |
| Amortization of prior service credit | **–** | – | – | **(20)** | (20) | (58) |
| Amortization of net loss | **65** | 42 | 376 | **3** | 2 | 2 |
| Net periodic benefit cost | **$810** | $ 749 | $1,759 | **$ 80** | $ 77 | $ 341 |
| SFAS 88 event loss/(gain) | **178** | (328) | 2,086 | **–** | – | (1,947) |
| Total expense/(benefit) for the year | **$988** | $ 421 | $3,845 | **$ 80** | $ 77 | $(1,606) |

Amortization expense of net actuarial losses expected to be recognized during 2009 is approximately $39,000 for the pension plan. In addition, the post-retirement medical plan expects to recognize a credit of $20,000 in 2009 for the amortization of prior service credits.

The assumptions used in the measurement of our benefit obligations are as follows:

| | Pension Benefits 2008 | 2007 | 2006 | Post-Retirement Benefits 2008 | 2007 | 2006 |
|---|---|---|---|---|---|---|
| Discount rate used to determine year-end obligation | **6.50%** | 6.50% | 6.25% | **6.50%** | 6.50% | 6.25% |
| Discount rate used to determine fiscal year expense | **6.50%** | 6.25% | 5.87% | **6.50%** | 6.25% | 5.87% |
| Expected long-term rate of return on participant balances | **6.50%** | 6.50% | 6.50% | **N/A** | N/A | N/A |
| Rate of compensation increase | **N/A** | N/A | N/A | **N/A** | N/A | N/A |

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Health care cost trend rate assumed for next year (pre-medicare/post-medicare) | **7.0%/8.0%** | 7.5%/9.0% | 8.0%/10.0% |
| Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) (pre-medicare/post-medicare) | **5.0%/5.0%** | 5.0%/5.0% | 5.0%/5.0% |
| Year that the rate reaches the ultimate trend rate (pre-medicare/post-medicare) | **2012/2013** | 2012/2013 | 2012/2013 |

A one-percentage-point change in the assumed health care cost trend rates would not have a material effect on the Company's post-retirement benefit obligations or net periodic post-retirement benefit cost. The pension plan and post-retirement medical plan do not have assets and are not funded. Pension and post-retirement benefit payments, which reflect expected future service, are expected to be paid as follows:

| *(Dollars in thousands)* | Pension Benefits | Post-Retirement Benefits |
|---|---|---|
| 2009 | $1,002 | $102 |
| 2010 | 934 | 64 |
| 2011 | 893 | 46 |
| 2012 | 925 | 50 |
| 2013 | 884 | 57 |
| 2014 to 2018 | 4,331 | 422 |
| | $8,969 | $741 |

**HEALTH AND WELFARE PLANS**

Company employees who meet certain work schedule and service requirements are eligible to participate in the Company's health and welfare plans. The Company subsidizes the cost of coverage for employees. The medical plan contains cost-sharing features such as deductibles and coinsurance.

## Note 21 | Stock-Based Compensation and Cash Award Program

The Company maintains one stock-based compensation plan, the Incentive Plan. The plan permits the grant of equity awards, including restricted stock and non-qualified stock options, to the Company's employees and directors for up to 5.5 million shares of common stock. The Company periodically grants shares of restricted stock and options to purchase Piper Jaffray Companies common stock to employees and grants options to purchase Piper Jaffray Companies common stock and shares of Piper Jaffray Companies common stock to its non-employee directors. The Company believes that such awards help align the interests of employees and directors with those of shareholders and serve as an employee retention tool. The awards granted to employees have the following vesting periods: approximately 78 percent of the awards have three-year cliff vesting periods, approximately 14 percent of the awards vest ratably from 2010 through 2013 on the annual grant date anniversary, and approximately 8 percent of the awards cliff vest upon meeting a specific performance-based metric prior to May 2013. The director awards are fully vested upon grant. The maximum term of the stock options granted to employees and directors is ten years. The plan provides for accelerated vesting of option and restricted stock awards if there is a change in control of the Company (as defined in the plan), in the event of a participant's death, and at the discretion of the compensation committee of the Company's board of directors.

Prior to January 1, 2006, the Company accounted for stock-based compensation under the fair value method of accounting as prescribed by SFAS 123, as amended by SFAS 148. As such, the Company recorded stock-based compensation expense in the consolidated statements of operations at fair value, net of estimated forfeitures.

Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R) using the modified prospective transition method. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statements of operations at fair value over the service period of the award, net of estimated forfeitures.

Employee and director stock options granted prior to January 1, 2006, were expensed by the Company on a straight-line basis over the option vesting period, based on the estimated fair value of the award on the date of grant using a Black-Scholes option-pricing model. Employee and director stock options granted after January 1, 2006, are expensed by the Company on a straight-line basis over the required service period, based on the estimated fair value of the award on the date of grant using a Black-Scholes option-pricing model. At the time it adopted SFAS 123(R), the Company changed the expensing period from the vesting period to the required service period, which shortened the period over which options are expensed for employees who are retiree-eligible on the date of grant or become retiree-eligible during the vesting period. The number of employees that fell within this category at January 1, 2006, was not material. In accordance with SEC guidelines, the Company did not alter the expense recorded in connection with prior option grants for the change in the expensing period.

Employee restricted stock granted are valued at the market price of the Company's common stock on the date of grant. Employee restricted stock granted prior to January 1, 2006, are amortized on a straight-line basis over the vesting period. Restricted stock granted after January 1, 2006, are amortized over the service period. The majority of the Company's restricted stock grants provide for continued vesting after termination, so long as the employee does not violate certain post-termination restrictions. These post-termination restrictions do not meet the criteria for an in-substance service condition as defined by SFAS 123(R). Accordingly, such restricted stock grants are expensed in the period in which those awards are deemed to be earned, which is generally the calendar year preceding the February grant date each year.

Performance-based restricted stock awards granted in 2008 were valued at the market price of the Company's common stock on the date of grant. The restricted shares are amortized on a straight-line basis over the period the Company expects the performance target to be met. The performance condition must be met for the awards to vest and total compensation cost will be recognized only if the performance condition is satisfied. The probability that the performance conditions will be achieved and that the awards will vest is reevaluated each reporting period with changes in actual or estimated outcomes accounted for using a cumulative effect adjustment.

The Company recorded compensation expense within continuing operations of $26.6 million, $64.6 million and $86.5 million for the years ended December 31, 2008, 2007 and 2006, respectively, related to employee restricted stock and stock option grants and $0.3 million in outside services expense related to director stock option grants for 2006. The tax benefit related to the total compensation cost for stock-based compensation arrangements totaled $10.2 million, $24.8 million and $33.2 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In accordance with SFAS 123(R), if any equity award is cancelled as a result of violating the post-termination restrictions, the lower of the fair value of the award at grant date or the fair value of the award at the date of cancellation is recorded within the consolidated statements of operations as other income. The Company recorded $6.1 million, $5.5 million and $2.1 million of cancellations for the years ended December 31, 2008, 2007 and 2006, respectively.

In connection with the sale of the Company's PCS branch network, the Company undertook a plan to significantly restructure the Company's support infrastructure. The Company accelerated the equity award vesting for employees terminated as part of this restructuring. The acceleration of equity awards was deemed to be a modification of the awards as defined by SFAS 123(R). For the year ended December 31, 2006, the Company recorded $2.7 million of expense in discontinued operations related to the modification of equity awards to accelerate service vesting. Unvested equity awards related to employees transferring to UBS as part of the PCS sale were canceled. See Notes 4 and 17 for further discussion of the Company's discontinued operations and restructuring activities.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model, which is based on assumptions such as the risk-free interest rate, the dividend yield, the expected volatility and the expected life of the option. The risk-free interest rate assumption is derived from the U.S. treasury bill rate with a maturity equal to the expected life of the option. The dividend yield assumption is derived from the assumed dividend payout over the expected life of the option. The expected volatility assumption for 2008 grants is derived from a combination of Company historical data and industry comparisons. The Company has only been a publicly traded company since the beginning of 2004; therefore, it does not have sufficient historical data to determine an appropriate expected volatility solely from the Company's own historical data. The expected life assumption is based on an average of the following two factors: 1) industry comparisons; and 2) the guidance provided by the SEC in Staff Accounting Bulletin No. 110, ("SAB 110"). SAB 110 allows the use of an "acceptable" methodology under which the Company can take the midpoint of the vesting date and the full contractual term. The following table provides a summary of the valuation assumptions used by the Company to determine the estimated value of stock option grants in Piper Jaffray Companies common stock for the twelve months ended December 31:

| Weighted average assumptions in option valuation: | **2008** | 2007 | 2006(1) |
|---|---|---|---|
| Risk-free interest rates | **3.03%** | 4.68% | 4.64% |
| Dividend yield | **0.00%** | 0.00% | 0.00% |
| Stock volatility factor | **33.61%** | 32.20% | 39.35% |
| Expected life of options (in years) | **6.00** | 6.00 | 5.53 |
| Weighted average fair value of options granted | **$15.73** | $28.57 | $22.92 |

*(1) 2006 weighted average assumptions exclude the assumptions utilized in equity award modifications related to the sale of the Company's PCS branch network to aid comparability between years.*

The following table summarizes the changes in the Company's outstanding stock options for the years ended December 31, 2008, 2007 and 2006:

| | Options Outstanding | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| **December 31, 2005** | **643,032** | **$42.29** | **8.7** | **$ –** |
| Granted | 50,560 | 53.16 | | |
| Exercised | (31,562) | 41.64 | | |
| Canceled | (151,849) | 42.82 | | |
| **December 31, 2006** | **510,181** | **$43.25** | **7.8** | **$11,172,964** |
| Granted | 35,641 | 70.13 | | |
| Exercised | (51,170) | 46.92 | | |
| Canceled | (23,937) | 41.09 | | |
| **December 31, 2007** | **470,715** | **$44.99** | **7.1** | **$ 1,988,641** |
| Granted | 128,887 | 41.09 | | |
| Exercised | (899) | 39.62 | | |
| Canceled | (29,324) | 42.04 | | |
| **December 31, 2008** | **569,379** | **$44.27** | **6.7** | **$ 322,749** |
| **Options exercisable at December 31, 2006** | **59,623** | **$44.16** | **7.9** | **$ 1,251,487** |
| **Options exercisable at December 31, 2007** | **182,120** | **$46.32** | **6.5** | **$ 474,294** |
| **Options exercisable at December 31, 2008** | **377,999** | **$42.66** | **5.8** | **$ 322,749** |

Additional information regarding Piper Jaffray Companies options outstanding as of December 31, 2008 is as follows:

| | Options Outstanding | | | Exercisable Options | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Shares | Weighted Average Remaining Contractual Life (Years) | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| $28.01 | 22,852 | 6.3 | $28.01 | 22,852 | $28.01 |
| $33.40 | 4,001 | 6.6 | $33.40 | 4,001 | $33.40 |
| $39.62 | 205,655 | 6.0 | $39.62 | 205,655 | $39.62 |
| $41.09 | 128,887 | 9.1 | $41.09 | – | – |
| $47.30 – $51.05 | 160,571 | 5.4 | $47.69 | 133,719 | $47.66 |
| $70.13 – $70.65 | 47,413 | 7.9 | $70.26 | 11,772 | $70.65 |

As of December 31, 2008, there was approximately $25,000 of total unrecognized compensation cost related to stock options expected to be recognized over a weighted average period of 0.14 years.

Cash received from option exercises for the years ended December 31, 2008, 2007 and 2006 were $0.04 million, $2.4 million and $1.3, respectively. The fair value of options exercised during the years ended December 31, 2008, 2007 and 2006 were $0.02 million, $1.1 million and $0.5 million. The tax benefit realized for the tax deduction from option exercises totaled $0.01 million, $0.4 million and $0.3 for the years ended December 31, 2008, 2007 and 2006, respectively.

The following table summarizes the changes in the Company's non-vested restricted stock for the years ended December 31, 2008, 2007 and 2006:

| | Nonvested Restricted Stock | Weighted Average Grant Date Fair Value |
|---|---|---|
| **December 31, 2005** | **1,417,444** | **$41.37** |
| Granted | 847,669 | 48.35 |
| Vested | (68,940) | 45.03 |
| Canceled | (639,372) | 44.28 |
| **December 31, 2006** | **1,556,801** | **$43.81** |
| Granted | 793,948 | 66.08 |
| Vested | (314,905) | 48.70 |
| Canceled | (207,875) | 50.05 |
| **December 31, 2007** | **1,827,969** | **$51.93** |
| Granted | 2,151,449 | 40.23 |
| Vested | (585,419) | 37.46 |
| Canceled | (216,054) | 49.03 |
| **December 31, 2008** | **3,177,945** | **$46.87** |

The fair value of restricted stock vested during the years ended December 31, 2008, 2007 and 2006 were $21.9 million, $15.3 million and $3.1 million.

As of December 31, 2008, there was $30.7 million of total unrecognized compensation cost related to restricted stock expected to be recognized over a weighted average period of 3.49 years.

The Company has a policy of issuing shares out of treasury (to the extent available) to satisfy share option exercises and restricted stock vesting. The Company expects to withhold approximately 0.1 million shares from employee equity awards vesting in 2009, related to the payment of individual income tax on restricted stock vesting. For accounting purposes, withholding shares to cover employees' tax obligations is deemed to be a repurchase of shares by the Company.

In connection with the Company's spin-off from U.S. Bancorp on December 31, 2003, the Company established a cash award program pursuant to which it granted cash awards to a broad-based group of employees to aid in retention of employees and to compensate employees for the value of U.S. Bancorp stock options and restricted stock lost by employees. The cash awards were expensed over a four-year period ending December 31, 2007.

## Note 22 | Geographic Areas

The following table presents net revenues and long-lived assets by geographic region:

| FOR THE YEAR ENDED DECEMBER 31, *(Dollars in thousands)* | **2008** | 2007 *(Restated)* | 2006 *(Restated)* |
|---|---|---|---|
| Net revenues: | | | |
| United States | **$283,093** | $436,620 | $468,263 |
| Europe | **26,554** | 37,429 | 31,343 |
| Asia | **16,750** | 30,329 | 5,442 |
| Consolidated | **$326,397** | $504,378 | $505,048 |

| YEAR ENDED DECEMBER 31, (Dollars in thousands) | 2008 | 2007 | 2006 |
|---|---|---|---|
| | | (Restated) | (Restated) |
| Long-lived assets: | | | |
| United States | **$269,862** | $384,084 | 321,514 |
| Europe | **1,290** | 3,541 | 3,441 |
| Asia | **11,408** | 20,080 | 236 |
| Consolidated | **$282,560** | $407,705 | $325,191 |

## Note 23 | Net Capital Requirements and Other Regulatory Matters

Piper Jaffray is registered as a securities broker dealer and an investment advisor with the SEC and is a member of various self regulatory organizations ("SROs") and securities exchanges. In July of 2007, the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange ("NYSE") consolidated to form the Financial Industry Regulatory Authority ("FINRA"), which now serves as Piper Jaffray' primary SRO. Piper Jaffray is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. Piper Jaffray has elected to use the alternative method permitted by the SEC rule, which requires that it maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as such term is defined in the SEC rule. Under the FINRA rule, FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals by Piper Jaffray are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, Piper Jaffray is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2008, net capital calculated under the SEC rule was $210.5 million, and exceeded the minimum net capital required under the SEC rule by $209.5 million.

Piper Jaffray Ltd., which is a registered United Kingdom broker dealer, is subject to the capital requirements of the U.K. Financial Services Authority ("FSA"). As of December 31, 2008, Piper Jaffray Ltd. was in compliance with the capital requirements of the FSA.

Piper Jaffray Asia Holdings Limited operates four entities licensed by the Hong Kong Securities and Futures Commission, which are subject to the liquid capital requirements of the Securities and Futures (Financial Resources) Rules promulgated under the Securities and Futures Ordinance. As of December 31, 2008, Piper Jaffray Asia regulated entities were in compliance with the liquid capital requirements of the Hong Kong Securities and Futures Ordinance.

## Note 24 | Income Taxes

Income tax expense is provided using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates.

The components of income tax expense from continuing operations are as follows:

| YEAR ENDED DECEMBER 31, *(Dollars in thousands)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| | | *(Restated)* | *(Restated)* |
| Current: | | | |
| Federal | **$(33,467)** | $ 13,309 | $ 25,270 |
| State | **–** | 2,594 | 4,560 |
| Foreign | **–** | 1,668 | 615 |
| | **(33,467)** | 17,571 | 30,445 |
| Deferred: | | | |
| Federal | **(374)** | (9,806) | (17,839) |
| State | **(4,152)** | (1,536) | (2,776) |
| Foreign | **(2,140)** | (439) | 380 |
| | **(6,666)** | (11,781) | (20,235) |
| Total income tax/(benefit) expense | **$(40,133)** | $ 5,790 | $ 10,210 |

A reconciliation of the statutory federal income tax rates to the Company's effective tax rates for the fiscal years ended December 31, is as follows:

| *(Dollars in thousands)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| | | *(Restated)* | *(Restated)* |
| Federal income tax at statutory rates | **$(78,262)** | $10,650 | $11,672 |
| Increase/(reduction) in taxes resulting from: | | | |
| State income taxes, net of federal tax benefit | **(2,699)** | 589 | 1,160 |
| Net tax-exempt interest income | **(7,958)** | (5,033) | (3,947) |
| Goodwill impairment | **42,580** | – | – |
| Other, net | **6,206** | (416) | 1,325 |
| Total income tax/(benefit) expense | **$(40,133)** | $ 5,790 | $10,210 |

Income taxes from discontinued operations were $0.3 million expense, $2.4 million benefit and $160.7 million expense for the years ended December 31, 2008, 2007 and 2006, respectively.

In accordance with Accounting Principles Bulletin 23, "Accounting for Income Taxes-Special Areas," U.S. income taxes are not provided on undistributed earnings of international subsidiaries that are permanently reinvested. As of December 31, 2008, undistributed earnings permanently reinvested in the Company's foreign subsidiaries was not material.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. The net deferred tax asset included in other assets on the consolidated statements of financial condition consisted of the following items at December 31:

| (Dollars in thousands) | 2008 | 2007 (Restated) | 2006 (Restated) |
|---|---|---|---|
| Deferred tax assets: | | | |
| Liabilities/accruals not currently deductible | **$10,697** | $10,444 | $17,351 |
| Pension and retirement costs | **4,721** | 4,959 | 5,201 |
| Deferred compensation | **60,790** | 61,945 | 47,379 |
| Other | **16,218** | 6,492 | 3,335 |
| Total deferred tax assets | **92,426** | 83,840 | 73,266 |
| Valuation allowance | **(2,630)** | – | – |
| Deferred tax assets after valuation allowance | **89,796** | 83,840 | 73,266 |
| Deferred tax liabilities: | | | |
| Firm investments | **104** | 795 | 1,228 |
| Fixed assets | **316** | 1,314 | 4,672 |
| Other | **1,956** | 135 | 498 |
| Total deferred tax liabilities | **2,376** | 2,244 | 6,398 |
| Net deferred tax asset | **$87,420** | $81,596 | $66,868 |

The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. The Company believes that its future tax profits will be sufficient to recognize its U.S. deferred tax assets. The Company has recorded a deferred tax asset valuation allowance of $2.6 million related to foreign subsidiary net operating loss carryforwards.

The Company adopted the provisions of FIN 48 on January 1, 2007. Implementation of FIN 48 resulted in no adjustment to the Company's liability for unrecognized tax benefits. As of the date of adoption the total amount of unrecognized tax benefits was $1.1 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| (Dollars in thousands) | |
|---|---|
| **Balance at January 1, 2007** | **$ 1,100** |
| Additions based on tax positions related to the current year | – |
| Additions for tax positions of prior years | 9,400 |
| Reductions for tax positions of prior years | – |
| Settlements | – |
| **Balance at December 31, 2007** | **10,500** |
| Additions based on tax positions related to the current year | – |
| Additions for tax positions of prior years | – |
| Reductions for tax positions of prior years | (300) |
| Settlements | – |
| **Balance at December 31, 2008** | **$10,200** |

Approximately $7.4 million of the Company's unrecognized tax benefits would impact the annual effective tax rate if recognized. Included in the total liability for unrecognized tax benefits is $1.0 million of interest and penalties, both of which the Company recognizes as a component of income tax expense. The Company or one of its subsidiaries file income tax returns with the U.S. federal jurisdiction, all states, and various foreign jurisdictions. The Company is not subject to U.S. federal, state and local or non-U.S. income tax examination by tax authorities for taxable years before 2005. The Company does not currently anticipate a change in the Company's unrecognized tax benefits balance within the next twelve months for the expiration of various statutes of limitation or for resolution of U.S. federal and state examinations.

# SUPPLEMENTAL INFORMATION

## Quarterly Information (unaudited)

| 2008 FISCAL QUARTER (Amounts in thousands, except per share data) | First (As Reported) | First (Adjustments) | First (Restated)[2] | Second (As Reported) | Second (Adjustments) | Second (Restated)[2] |
|---|---|---|---|---|---|---|
| Total revenues | $102,609 | $ 16 | $102,625 | $100,731 | $ 2,816 | $103,547 |
| Interest expense | 6,878 | – | 6,878 | 5,826 | – | 5,826 |
| Net revenues | 95,731 | 16 | 95,747 | 94,905 | 2,816 | 97,721 |
| Non-interest expenses | 100,141 | (3,305) | 96,836 | 109,201 | (4,191) | 105,010 |
| Loss from continuing operations before income tax benefit | (4,410) | 3,321 | (1,089) | (14,296) | 7,007 | (7,289) |
| Income tax benefit | (973) | 1,278 | 305 | (9,223) | 3,447 | (5,776) |
| Net loss from continuing operations | (3,437) | 2,043 | (1,394) | (5,073) | 3,560 | (1,513) |
| Income/(loss) from discontinued operations, net of tax | – | – | – | 1,439 | – | 1,439 |
| Net loss | $ (3,437) | $ 2,043 | $ (1,394) | $ (3,634) | $ 3,560 | $ (74) |
| Earnings per basic common share | | | | | | |
| Loss from continuing operations | $ (0.22) | | $ (0.09) | $ (0.32) | | $ (0.09) |
| Income/(loss) from discontinued operations | – | | – | 0.09 | | 0.09 |
| Earnings per basic common share | $ (0.22) | | $ (0.09) | $ (0.23) | | $ (0.00) |
| Earnings per diluted common share | | | | | | |
| Loss from continuing operations | $ (0.22) | | $ (0.09) | $ (0.32) | | $ (0.09) |
| Income/(loss) from discontinued operations | – | | – | 0.09 | | 0.09 |
| Earnings per diluted common share[1] | $ (0.22) | | $ (0.09) | $ (0.23) | | $ (0.00) |
| Weighted average number of common shares | | | | | | |
| Basic | 15,829 | | 15,829 | 16,072 | | 16,072 |
| Diluted | 16,634 | | 17,997 | 16,709 | | 18,570 |

| (Amounts in thousands, except per share data) | Third (As Reported) | Third (Adjustments) | Third (Restated)[2] | Fourth |
|---|---|---|---|---|
| Total revenues | $ 75,857 | $ 810 | $ 76,667 | $ 62,213 |
| Interest expense | 3,148 | – | 3,148 | 2,803 |
| Net revenues | 72,709 | 810 | 73,519 | 59,410 |
| Non-interest expenses | 117,823 | 2,398 | 120,221 | 227,937 |
| Loss from continuing operations before income tax benefit | (45,114) | (1,588) | (46,702) | (168,527) |
| Income tax benefit | (18,603) | (563) | (19,166) | (15,496) |
| Net loss from continuing operations | (26,511) | (1,025) | (27,536) | (153,031) |
| Income/(loss) from discontinued operations, net of tax | (653) | – | (653) | (287) |
| Net loss | $ (27,164) | $(1,025) | $ (28,189) | $(153,318) |
| Earnings per basic common share | | | | |
| Loss from continuing operations | $ (1.68) | | $ (1.75) | $ (9.76) |
| Income/(loss) from discontinued operations | (0.04) | | (0.04) | (0.02) |
| Earnings per basic common share | $ (1.72) | | $ (1.79) | $ (9.78) |
| Earnings per diluted common share | | | | |
| Loss from continuing operations | $ (1.68) | | $ (1.75) | $ (9.76) |
| Income/(loss) from discontinued operations | (0.04) | | (0.04) | (0.02) |
| Earnings per diluted common share[1] | $ (1.72) | | $ (1.79) | $ (9.78) |
| Weighted average number of common shares | | | | |
| Basic | 15,772 | | 15,772 | 15,676 |
| Diluted | 16,628 | | 18,157 | 18,072 |

*(1) In accordance with SFAS 128, earnings per diluted common shares is calculated using the basic weighted average number of common shares outstanding in periods a loss is incurred.*

*(2) Financial information for the first three quarters of 2008 was restated as disclosed in Note 1 to the consolidated financial statements.*

| 2007 FISCAL QUARTER (Amounts in thousands, except per share data) | First (As Reported) | First (Adjustments) | First (Restated)[1] | Second (As Reported) | Second (Adjustments) | Second (Restated)[1] |
|---|---|---|---|---|---|---|
| Total revenues | $143,652 | $ 227 | $143,879 | $126,993 | $ 3,190 | $130,183 |
| Interest expense | 6,702 | – | 6,702 | 4,417 | – | 4,417 |
| Net revenues | 136,950 | 227 | 137,177 | 122,576 | 3,190 | 125,766 |
| Non-interest expenses | 114,366 | 12,682 | 127,048 | 107,425 | 7,556 | 114,981 |
| Income from continuing operations before income tax expense/(benefit) | 22,584 | (12,455) | 10,129 | 15,151 | (4,366) | 10,785 |
| Income tax expense/(benefit) | 7,862 | (4,780) | 3,082 | 4,774 | (1,520) | 3,254 |
| Net income from continuing operations | 14,722 | (7,675) | 7,047 | 10,377 | (2,846) | 7,531 |
| Loss from discontinued operations, net of tax | (1,304) | 94 | (1,210) | (1,051) | 21 | (1,030) |
| Net income | $ 13,418 | $ (7,581) | $ 5,837 | $ 9,326 | $(2,825) | $ 6,501 |
| Earnings per basic common share | | | | | | |
| Income from continuing operations | $ 0.86 | | $ 0.41 | $ 0.61 | | $ 0.44 |
| Loss from discontinued operations | (0.08) | | (0.07) | (0.06) | | (0.06) |
| Earnings per basic common share | $ 0.79 | | $ 0.34 | $ 0.55 | | $ 0.38 |
| Earnings per diluted common share | | | | | | |
| Income from continuing operations | $ 0.82 | | $ 0.38 | $ 0.58 | | $ 0.40 |
| Loss from discontinued operations | (0.07) | | (0.07) | (0.06) | | (0.05) |
| Earnings per diluted common share | $ 0.74 | | $ 0.31 | $ 0.52 | | $ 0.35 |
| Weighted average number of common shares | | | | | | |
| Basic | 17,071 | | 17,071 | 17,073 | | 17,073 |
| Diluted | 18,018 | | 18,592 | 17,919 | | 18,752 |

| (Amounts in thousands, except per share data) | Third (As Reported) | Third (Adjustments) | Third (Restated)[1] | Fourth (As Reported) | Fourth (Adjustments) | Fourth (Restated)[1] |
|---|---|---|---|---|---|---|
| Total revenues | $98,541 | $ 664 | $99,205 | $153,425 | $ 1,375 | $154,800 |
| Interest expense | 5,647 | – | 5,647 | 6,923 | – | 6,923 |
| Net revenues | 92,894 | 664 | 93,558 | 146,502 | 1,375 | 147,877 |
| Non-interest expenses | 86,860 | 2,583 | 89,443 | 127,357 | 15,120 | 142,477 |
| Income from continuing operations before income tax expense/(benefit) | 6,034 | (1,919) | 4,115 | 19,145 | (13,745) | 5,400 |
| Income tax expense/(benefit) | 1,222 | (674) | 548 | 4,029 | (5,123) | (1,094) |
| Net income from continuing operations | 4,812 | (1,245) | 3,567 | 15,116 | (8,622) | 6,494 |
| Loss from discontinued operations, net of tax | (456) | – | (456) | – | – | – |
| Net income | $ 4,356 | $(1,245) | $ 3,111 | $ 15,116 | $ (8,622) | $ 6,494 |
| Earnings per basic common share | | | | | | |
| Income from continuing operations | $ 0.30 | | $ 0.22 | $ 0.97 | | $ 0.41 |
| Loss from discontinued operations | (0.03) | | (0.03) | – | | – |
| Earnings per basic common share | $ 0.27 | | $ 0.19 | $ 0.97 | | $ 0.41 |
| Earnings per diluted common share | | | | | | |
| Income from continuing operations | $ 0.28 | | $ 0.20 | $ 0.91 | | $ 0.37 |
| Loss from discontinued operations | (0.03) | | (0.03) | – | | – |
| Earnings per diluted common share | $ 0.26 | | $ 0.18 | $ 0.91 | | $ 0.37 |
| Weighted average number of common shares | | | | | | |
| Basic | 16,096 | | 16,096 | 15,663 | | 15,663 |
| Diluted | 16,904 | | 17,751 | 16,587 | | 17,381 |

*(1) Financial information for 2007 was restated as disclosed in Note 1 to the consolidated financial statements.*

2006 FISCAL QUARTER

| *(Amounts in thousands, except per share data)* | First | First | First | Second | Second | Second |
|---|---|---|---|---|---|---|
| | *(As Reported)* | *(Adjustments)* | *(Restated)*[4] | *(As Reported)* | *(Adjustments)* | *(Restated)*[4] |
| Total revenues | $143,112 | $ – | $143,112 | $114,393 | $ 635 | $115,028 |
| Interest expense | 8,153 | – | 8,153 | 9,143 | – | 9,143 |
| Net revenues | 134,959 | – | 134,959 | 105,250 | 635 | 105,885 |
| Non-interest expenses | 106,274 | 37,673 | 143,947 | 93,091 | 5,687 | 98,778 |
| Income/(loss) from continuing operations before income tax expense/(benefit) | 28,685 | (37,673) | (8,988) | 12,159 | (5,052) | 7,107 |
| Income tax expense/(benefit) | 9,979 | (14,459) | (4,480) | 4,230 | (1,939) | 2,291 |
| Net income/(loss) from continuing operations | 18,706 | (23,214) | (4,508) | 7,929 | (3,113) | 4,816 |
| Income/(loss) from discontinued operations, net of tax | 5,151 | (6,977) | (1,826) | (3,792) | 724 | (3,068) |
| Net income/(loss) | $ 23,857 | $(30,191) | $ (6,334) | $ 4,137 | $(2,389) | $ 1,748 |
| Earnings per basic common share | | | | | | |
| Income/(loss) from continuing operations | $ 1.01 | | $ (0.24) | $ 0.43 | | $ 0.26 |
| Income/(loss) from discontinued operations | 0.28 | | (0.10) | (0.20) | | (0.17) |
| Earnings per basic common share | $ 1.29 | | $ (0.34) | $ 0.22 | | $ 0.09 |
| Earnings per diluted common share | | | | | | |
| Income/(loss) from continuing operations | $ 0.98 | | $ (0.24) | $ 0.40 | | $ 0.24 |
| Income/(loss) from discontinued operations | 0.27 | | (0.10) | (0.19) | | (0.15) |
| Earnings per diluted common share | $ 1.25 | | $ (0.34)[1] | $ 0.21 | | $ 0.09 |
| Weighted average number of common shares | | | | | | |
| Basic | 18,462 | | 18,462 | 18,556 | | 18,556 |
| Diluted | 19,146 | | 19,490 | 19,669 | | 20,230 |

| *(Amounts in thousands except per share data)* | Third | Third | Third | Fourth | Fourth | Fourth |
|---|---|---|---|---|---|---|
| | *(As Reported)* | *(Adjustments)* | *(Restated)*[4] | *(As Reported)* | *(Adjustments)* | *(Restated)*[4] |
| Total revenues | $124,597 | $ 699 | $125,296 | $153,135 | $ 780 | $153,915 |
| Interest expense | 8,490 | – | 8,490 | 6,517 | – | 6,517 |
| Net revenues | 116,107 | 699 | 116,806 | 146,618 | 780 | 147,398 |
| Non-interest expenses | 101,058 | 8,583 | 109,641 | 104,638 | 14,696 | 119,334[3] |
| Income/(loss) from continuing operations before income tax expense/(benefit) | 15,049 | (7,884) | 7,165 | 41,980 | (13,916) | 28,064 |
| Income tax expense/(benefit) | 5,521 | (3,026) | 2,495 | 15,244 | (5,340) | 9,904 |
| Net income/(loss) from continuing operations | 9,528 | (4,858) | 4,670 | 26,736 | (8,576) | 18,160[3] |
| Income/(loss) from discontinued operations, net of tax | 177,085 | 6,011 | 183,096[2] | (6,090) | 175 | (5,915) |
| Net income/(loss) | $186,613 | $ 1,153 | $187,766 | $ 20,646 | $ (8,401) | $ 12,245 |
| Earnings per basic common share | | | | | | |
| Income/(loss) from continuing operations | $ 0.53 | | $ 0.26 | $ 1.58 | | $ 1.07[3] |
| Income/(loss) from discontinued operations | 9.82 | | 10.15[2] | (0.36) | | (0.35) |
| Earnings per basic common share | $ 10.35 | | $ 10.41 | $ 1.22 | | $ 0.72 |
| Earnings per diluted common share | | | | | | |
| Income/(loss) from continuing operations | $ 0.50 | | $ 0.24 | $ 1.49 | | $ 0.99[3] |
| Income/(loss) from discontinued operations | 9.29 | | 9.36[2] | (0.34) | | (0.32) |
| Earnings per diluted common share | $ 9.79 | | $ 9.60 | $ 1.15 | | $ 0.67 |
| Weighted average number of common shares | | | | | | |
| Basic | 18,031 | | 18,031 | 16,973 | | 16,973 |
| Diluted | 19,071 | | 19,569 | 18,004 | | 18,322 |

*(1) In accordance with SFAS 128, earnings per diluted common shares is calculated using the basic weighted average number of common shares outstanding in periods a loss is incurred.*

*(2) The third quarter of 2006 included the gain on the sale of the Company's PCS branch network.*

*(3) The fourth quarter of 2006 included an after tax reduction of litigation reserves of $13,100 or $0.73 per diluted share.*

*(4) Financial information for 2006 was restated as disclosed in Note 1 to the consolidated financial statements.*

# Market for Piper Jaffray Companies Common Stock and Related Shareholder Matters

### STOCK PRICE INFORMATION

Our common stock is listed on the New York Stock Exchange under the symbol "PJC." The following table contains historical quarterly price information for the years ended December 31, 2008, 2007 and 2006. On February 20, 2009, the last reported sale price of our common stock was $26.86.

| 2008 FISCAL YEAR | High | Low |
|---|---|---|
| First Quarter | $49.00 | $32.71 |
| Second Quarter | 41.50 | 29.33 |
| Third Quarter | 43.50 | 25.94 |
| Fourth Quarter | 42.92 | 25.06 |

| 2007 FISCAL YEAR | High | Low |
|---|---|---|
| First Quarter | $74.30 | $58.53 |
| Second Quarter | 68.12 | 55.26 |
| Third Quarter | 59.46 | 44.24 |
| Fourth Quarter | 58.76 | 41.44 |

| 2006 FISCAL YEAR | High | Low |
|---|---|---|
| First Quarter | $55.40 | $38.74 |
| Second Quarter | 74.65 | 53.18 |
| Third Quarter | 66.80 | 46.60 |
| Fourth Quarter | 71.61 | 58.80 |

### SHAREHOLDERS

We had 19,488 shareholders of record and approximately 54,000 beneficial owners of our common stock as of February 20, 2009.

### DIVIDENDS

We do not intend to pay cash dividends on our common stock for the foreseeable future. Our board of directors is free to change our dividend policy at any time. Restrictions on our broker dealer subsidiary's ability to pay dividends are described in Note 23 to the consolidated financial statements.

## Stock Performance Graph

The following graph compares the performance of an investment in our common stock from January 2, 2004, the date our common stock began regular-way trading on the New York Stock Exchange following our spin-off from U.S. Bancorp, with the S&P 500 Index and the S&P 500 Diversified Financials Index. The graph assumes $100 was invested on January 2, 2004, in each of our common stock, the S&P 500 Index and the S&P 500 Diversified Financials Index and that all dividends were reinvested on the date of payment without payment of any commissions. Dollar amounts in the graph are rounded to the nearest whole dollar. Based on these assumptions, the cumulative total return for 2008 would have been $92.47 for our common stock, $89.80 for the S&P 500 Index and $49.75 for the S&P 500 Diversified Financials Index. For 2007, the cumulative total return would have been $107.72 for our common stock, $142.54 for the S&P 500 Index and $120.24 for the S&P 500 Diversified Financials Index. For 2006, the cumulative total return would have been $151.51 for our common stock, $135.12 for the S&P 500 Index and $147.74 for the S&P 500 Diversified Financials Index. For 2005, the cumulative total return would have been $93.95 for our common stock, $116.69 for the S&P 500 Index and $119.24 for the S&P 500 Diversified Financials Index. For 2004, the cumulative total return would have been $111.51 for our common stock, $111.23 for the S&P 500 Index and $108.59 for the S&P 500 Diversified Financials Index. The performance shown in the graph represents past performance and should not be considered an indication of future performance.

**CUMULATIVE TOTAL RETURN FOR PIPER JAFFRAY COMMON STOCK, THE S&P 500 INDEX AND THE S&P DIVERSIFIED FINANCIALS INDEX**


$160
$140
$120
$100
$80
$60
$40
1/02/04
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
PJC
S&P 500
S&P 500 Diversified Financials

**Corporate Headquarters**
Piper Jaffray Companies
Mail Stop J09N05
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402
612 303-6000

**Company Web Site**
www.piperjaffray.com

**Stock Transfer Agent and Registrar**
BNY Mellon Shareowner Services acts as transfer agent and registrar for Piper Jaffray Companies and maintains all shareholder records for the company. For questions regarding owned Piper Jaffray Companies stock, stock transfers, address corrections or changes, lost stock certificates or duplicate mailings, please contact BNY Mellon Shareowner Services by writing or calling:

**BNY Mellon Shareowner Services**
P.O. Box 358010
Pittsburgh, PA 15252-8010
800 872-4409

**Street Address for Overnight Deliveries**
480 Washington Blvd.
Jersey City, NJ 07310-1900

**Web Site Access to Registrar**
Shareholders may access their investor statements online 24 hours a day, seven days a week at www.bnymellon.com/shareowner/isd.

**Independent Accountants**
Ernst & Young LLP

**Common Stock Listing**
New York Stock Exchange (symbol: PJC)

**Investor Inquiries**
Shareholders, securities analysts and investors seeking more information about the company should contact Jennifer A. Olson-Goude, director of Investor Relations, at jennifer.a.olson-goude@pjc.com, 612 303-6277, or the corporate headquarters address.

**Web Site Access to SEC Reports and Corporate Governance Information**
Piper Jaffray Companies makes available free of charge on its Web site, www.piperjaffray.com, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as well as all other reports filed by Piper Jaffray Companies with the SEC, as soon as reasonably practicable after it electronically files them with, or furnishes them to, the SEC. Piper Jaffray Companies also makes available free of charge on its Web site the company's codes of ethics and business conduct, its corporate governance principles and the charters of the audit, compensation, and nominating and governance committees of the board of directors. Printed copies of these materials will be mailed upon request.

**Dividends**
Piper Jaffray Companies does not currently pay cash dividends on its common stock.

**Certifications**
In accordance with the rules of the New York Stock Exchange (NYSE) the chief executive officer of Piper Jaffray Companies submitted the required annual certification to the NYSE regarding the NYSE's corporate governance listing standards on June 5, 2008. The Form 10-K of Piper Jaffray Companies for the year ended December 31, 2008, as filed with the U.S. Securities and Exchange Commission on March 1, 2009, includes the certifications of the chief executive officer and the chief financial officer required by Section 302 of the Sarbanes-Oxley Act of 2002.